UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended January 31, 2026**

**Commission file number: 001-39495**

# ASANA, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **26-3912448** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. employer identification no.)** |

**633 Folsom Street, Suite 100**
**San Francisco, CA 94107**
***(Address of principal executive offices and Zip Code)***

**(415) 525-3888**
***(Registrant's telephone number, including area code)***

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Class A Common Stock, $0.00001 par value per share | ASAN | New York Stock Exchange<br>Long-Term Stock Exchange |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's shares of Class A common stock held by non-affiliates of the registrant as of July 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.3 billion, based on the closing price reported for such date on the New York Stock Exchange. Shares of common stock held by each executive officer, director and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status does not reflect a determination that such persons are affiliates of the registrant for any other purpose.

As of March 9, 2026, the number of shares of the registrant's Class A common stock outstanding was 162,197,788 and the number of shares of the registrant's Class B common stock outstanding was 75,890,280.

**Documents incorporated by reference:**

Portions of the registrant's definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended January 31, 2026.

# TABLE OF CONTENTS

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risk and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition; business strategy and plans; and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or the negative of these words or other similar terms or expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about: our ability to grow or maintain our dollar-based net retention rate, expand usage of our platform within organizations, and sell subscriptions to our platform; our ability to convert individuals, teams, and organizations on our free and trial versions into paying customers; the timing and success of new features, integrations, capabilities, and enhancements by us, or by our competitors to their products, including the successful deployment of artificial intelligence ("AI"), or any other changes in the competitive landscape of our market; our ability to achieve widespread acceptance and use of our platform; growth in the work management market; the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive; our focus on growth to drive long-term value; the timing of expenses and our expectations regarding our cost of revenues, gross margin, and operating expenses; the effect of uncertainties related to ongoing macroeconomic conditions, including volatile equity capital markets, on our business, results of operations, and financial condition; performance of our sales and marketing activities; our protections against security breaches, technical difficulties, or interruptions to our platform; our ability to successfully defend litigation brought against us, potential dispute-related settlement payments, or other litigation-related costs; potential pricing pressure as a result of competition or otherwise; anticipated fluctuations in foreign currency exchange rates; potential costs and the anticipated timing of expenses related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs; general economic conditions affecting domestic or international markets, and the rate of global information technology ("IT") spending, including as a result of a downturn or recession, inflation and fluctuating interest rates, and instability in financial institutions and global financial markets; and geopolitical instability.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled *Risk Factors* and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, restructurings, or investments.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed with the Securities and Exchange Commission (the "SEC") as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

### Additional Information

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "our company," and "Asana" refer to Asana, Inc. and its consolidated subsidiaries. The Asana logo, "Asana," "Work Graph," and our other registered or common law trademarks, service marks, or trade names appearing in this Annual Report on Form 10-K are the property of Asana, Inc. Other trade names, trademarks, and service marks used in this Annual Report on Form 10-K are the property of their respective owners.

### SUMMARY OF RISKS AFFECTING OUR BUSINESS

Investing in our Class A common stock involves numerous risks, including the risks described in *Part I—Item 1A. Risk Factors* of this Annual Report on Form 10-K. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects.

- Our prior growth rates may not be indicative of our future growth.

- We have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- We have a history of losses, and we may not be able to achieve profitability or, if achieved, sustain profitability.

- We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near and medium term.

- Our quarterly and annual results may fluctuate significantly and may not meet our expectations or those of investors or securities analysts.

- If we are unable to attract new customers, convert individuals, teams, and organizations using our free and trial versions into paying customers, and expand usage within organizations or develop new features, integrations, capabilities, and enhancements that achieve market acceptance, our revenue growth would be harmed.

- If the market for work management solutions develops more slowly than we expect or declines, our business would be adversely affected.

- We operate in a highly competitive industry, and competition presents an ongoing threat to the success of our business. Our ability to compete and ensure our success requires developments in our technology, including the successful deployment of AI in our products.

- Failure to effectively develop and leverage our sales capabilities would harm our ability to expand usage of our platform within our customer base and achieve broader market acceptance of our platform.

- If our information technology systems, or those of third parties with whom we work, or our data are compromised or operate in an unintended way, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

- If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.

- If we are unable to ensure that our platform interoperates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our results of operations may be harmed.

- The loss of one or more of our key personnel could harm our business.

- We must continue to attract and retain highly qualified personnel in very competitive markets to continue to execute on our business strategy and growth plans.

- Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the employee engagement fostered by our culture, which could harm our business.

- Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of customers may be impaired, and our business and results of operations will be harmed.

- We rely on third parties maintaining open marketplaces to distribute our mobile application. If such third parties interfere with the distribution of our platform, our business would be adversely affected.

- Sales to customers outside the United States and our international operations expose us to risks inherent in international sales and operations.

- We, and third parties with whom we work, are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to AI, privacy, data protection, and security. Our actual or perceived failure to comply with such obligations (or such failure by the third parties with whom we work) could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

- The trading price of our Class A common stock may be volatile and could decline significantly and rapidly.

- The dual class structure of our common stock has the effect of concentrating voting control with our founders, directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidations, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

- Sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

If we are unable to adequately address these and other risks we face, our business may be harmed.

# PART I

## Item 1. Business

## Overview

Asana is the system of action for work, built for the Agentic Enterprise. We provide a comprehensive solution where humans and AI agents can collaborate effectively so that individuals work smarter, teams move faster, and organizations deliver results. Over 180,000 paying customers across 200 countries and territories use Asana to connect their work to company goals and orchestrate mission-critical workflows like product launches, employee onboarding, resource planning, tracking company-wide strategic initiatives and more. By combining institutional memory with a governed execution surface, our platform enables organizations to orchestrate work across human and AI team members. This drives clarity, accountability, and impact across the organization from executives and department heads to the team leads, individuals, and agents delivering the work. In Asana, the "Who, What, When, and Why" of work is transparent, ensuring that every action, whether taken by a person or an AI agent, is grounded in real business context and aligned to strategic goals.

### *Why Asana was Founded*

Asana was created because our co-founders experienced firsthand the work coordination challenges faced by large and growing companies. Instead of spending time on high impact work that generates results, employees get stuck in status meetings, lose time trying to use fragmented tools, and struggle to find information and coordinate work across a sprawl of emails, documents, and communication apps.

Our co-founders created Asana to address this work coordination, transparency, and execution problem. They developed a solution that brings cross-functional teams together effectively and created a dynamic record and dependency map of all work across the organization. From the goals at the top to the strategic portfolios in place to achieve those goals, down to the cross-functional projects and individual tasks that support those strategies – Asana captures it all. By building this proprietary map of how work relates, our Work Graph®, Asana provides the essential institutional memory and orchestration layer that allows both human teams and AI agents to work smarter to drive better outcomes, faster.

### *Our Business Model*

Asana is a multi-product company with a hybrid go-to-market approach, combining a product-led model, direct sales and channel partners. Our approach follows a bottom-up and top-down model, where product adoption by individual teams provides the foundational signals for our direct sales team and channel partners to step in and scale strategic enterprise accounts. By combining our self-service engine with investments in our direct sales and channel programs, we meet customers wherever they are in their journey while maximizing account expansion and long-term value.

Many customers initially adopt our platform through product-led channels such as our website and free trials, often quickly expanding through customer support and professional services via the promotion of new use cases. As customers experience the productivity benefits of Asana, our platform becomes critical to tracking and orchestrating work to achieve business objectives faster, which drives further adoption and expansion. This pattern of increasing platform value is evidenced by our dollar-based net retention rate, which generally increases with greater organizational spend.

To further strengthen our enterprise motion, we maintain a partner program which includes a robust ecosystem of value-added resellers, managed service providers, and technology partners across more than 50 countries. These partners have unique expertise, services and products that complement Asana's portfolio. Our sales program supports partner success via comprehensive education and certification resources and a global partner directory where customers can connect with Asana partners directly for project support or managed services.

The effectiveness of our hybrid go-to-market approach is demonstrated by our strong customer metrics. As of January 31, 2026, our dollar-based net retention rate for Core customers (those spending $5,000 or more annually) was 97%, representing 25,928 customers. For our largest customers, spending $100,000 or more annually, our dollar-based net retention rate was 96%, comprising 817 customers.

**Our Market**

*Challenges we Solve*

Work continues to get harder to manage as organizations try to move faster to accomplish ambitious goals and respond to changing global conditions and market demands. Even as new technologies emerge, employees still spend approximately 55% of their work lives on busywork, rather than strategic, high value projects. This remains a persistent issue because teams are trying to manage critical projects across departments and geographies using a combination of spreadsheets, documents, emails, calls, and meetings. These mechanisms aren't designed for coordinating work at scale so employees become overwhelmed trying to determine priorities, understand project status, or identify how individual tasks impact goals. Additionally, as companies move from testing AI to deploying it across the entire organization, they face new challenges: AI lacks the business context to be useful, isolated tools require employees to manually bridge the gaps between them, and a lack of oversight makes autonomous work risky and difficult to track. This business problem is uniquely solved by our purpose-built system of action. Asana reduces chaos, risk, and complexity by offering a governed execution platform for all work, where humans and AI agents operate from a shared, living institutional memory. By grounding every action in our proprietary Work Graph®, Asana ensures that the "Who, What, When, and Why" of work is transparent, accountable, and aligned with core business objectives.

*The Agentic Enterprise*

The challenges of coordinating work are now entering a new and more complex phase. AI is moving from assisting work to executing business-critical workflows, such as drafting campaigns, triaging tickets, and planning product launches. This marks the beginning of the Agentic Enterprise. But execution hasn't become easier - it's more fragmented and carries greater risk. While models are more powerful than ever, raw intelligence alone isn't enough to drive business results. AI agents typically operate in isolation, without understanding how their work connects to team priorities and business goals. As AI velocity increases, this misalignment compounds. Additionally, without clear traceability or governance, organizations have no reliable way to know what AI is doing, why or whether it's moving the business in the right direction - leaving them exposed to both operational risk and the financial sprawl of unpredictable, ungoverned AI activity.

Our architecture allows organizations to move beyond fragmented activity to collaborative execution in a single, governed space - enabling humans and AI agents to function as a high velocity, coordinated team where every action is visible, traceable, and subject to necessary human oversight and governance.

**Our Solution**

Asana provides a single, unified platform that creates clarity, accountability, and alignment at every level of an organization. By bringing scattered emails and data, ad-hoc requests, and inconsistent handoffs into one place, we enable individuals, team leads, and executives to visualize every task and workflow, and track progress and risks in real-time. With Asana, organizations can ensure all work across teams and cross-functional projects is moving toward company goals with a clear understanding of who is doing what, by when, and why it matters. This foundation of clarity allows our customers to move beyond manual coordination to automate work and orchestrate their entire tech stack through more than 300 integrations.

Our core work management product is available in a tiered, seat-based model: Personal, Starter, Advanced, Enterprise, and Enterprise+. This platform serves as the essential system of action upon which we offer the following specialized products and architectural differentiators:

*Asana Work Graph*

Underpinning the entire platform is the Asana Work Graph®, our proprietary data model. Unlike traditional container models that force work into siloed data tables, the Work Graph serves as the institutional memory that allows the entire organization to execute effectively and scale with confidence. It provides a structured map of how all work gets done, capturing the vital relationships and decisions made across all tasks, goals, people, and now, AI agents. By mapping the "Who, What, When, and Why," the Work Graph provides the shared context that is as critical for human collaboration as it is for AI accuracy.

### *Asana AI Teammates*

Building on the context of the Work Graph, we offer AI Teammates, collaborative AI agents that work like real teammates to accelerate outcomes. These agents act as an extension of the team, collaborating and learning from everyone to get work done faster and better without adding headcount. They are designed to handle ambiguous, evolving work that requires iteration and feedback, allowing organizations to guide and govern their execution with confidence.

### *Asana AI Studio*

Asana AI Studio is a complementary product for designing AI workflows to automate routine, structured, and repeatable processes. While AI Teammates manage ambiguous work, AI Studio allows teams to build AI workflows that handle tasks that need to happen the same way every time, such as intake and triage. Together, AI Studio and AI Teammates are designed to scale execution across the platform so teams can focus on high-impact work.

### *Asana Gov*

For organizations with specialized security requirements, we offer Asana Gov, a secure platform designed for government agencies and regulated industries to deliver mission-critical programs. Built to operate in a FedRAMP environment, Asana Gov leverages the platform's core Work Graph to provide a clear, connected view of ownership and progress while meeting strict federal security and compliance standards. Asana has achieved a FedRAMP "In Process" designation at the Moderate level and is listed on the FedRAMP Marketplace.

### *Platform Extensibility and Views*

The Asana platform maintains a robust API that enables developers to build apps and integrate efficiently with hundreds of third-party applications like Microsoft Teams, Slack, Jira, Salesforce, and Adobe Creative Cloud. We have expanded this ecosystem through strategic partnerships with leading foundational model providers, including OpenAI and Anthropic, to power our AI features with state-of-the-art intelligence. These integrations ensure that Asana acts as the central system of action, connecting fragmented tools and models into a single, coordinated workspace.

## Target Customers & Use Cases

Asana serves the needs of all workers and organizations. By providing a shared canvas where humans and AI operate with full visibility and context, we enable teams to work as a coordinated and high-velocity unit. With Asana:

- **Individuals** use Asana to manage every day work and complex, cross-functional projects. While the platform provides humans with the clarity needed to lead their own work, AI agents now act as an execution partner, aware of goals, priorities, and dependencies. This partnership allows individuals to remain in the driver's seat of their projects while shifting their time away from the "busywork" of status updates and coordination toward judgment, creativity, and high-impact execution.

- **Team leads** and directors use Asana to orchestrate portfolios and reallocate resources to drive outcomes faster. The platform provides real-time visibility into bottlenecks and constraints and surfaces critical insights while preserving team focus. By integrating AI teammates to automate handoffs and project tracking, leaders can ensure execution remains continuous and high-velocity.

- **Executives** rely on Asana for a high-level view of strategic alignment across the entire business. The platform provides a governed environment to oversee a blended workforce, ensuring all activity, whether driven by people or agents, is traceable and accountable to strategic objectives.

We support cross-functional use cases across the entire organization, enabling every team to customize the platform for their specific needs and ways of working. Some of our most common use cases include:

- **Project and Process Management:** Teams use Asana to plan, execute, and track both complex projects and recurring processes. From marketing campaigns and product launches to IT service requests and employee onboarding, Asana provides the structure and visibility needed to drive this work forward.

- **Goals and Business Reporting:** Organizations align their teams around shared objectives using our Goals feature, while gaining real-time insights into progress through customizable dashboards and reporting capabilities. This enables leaders to track key metrics, identify bottlenecks, and make data-driven decisions.

- **Resource Management:** Teams optimize workforce allocation through our resource management tools, which provide visibility into team capacity, workload distribution, and project timelines. This helps prevent burnout while ensuring critical initiatives are properly staffed.

- **Strategic Planning and Portfolio Management:** Leaders leverage Asana to prioritize initiatives, allocate resources across portfolios, and ensure strategic alignment from executive vision to day-to-day execution.

*Customer Value*

The core tenet of our platform is to create clarity and accountability up, down, and across the organization, to maximize every employee's impact, and help organizations scale these efficiently with security and control.

- **Drive greater clarity and accountability:** Asana drives clarity and accountability by connecting work to company goals. It's a single source of truth for how work gets done inside organizations, which means everyone stays focused on priorities. They can see progress in real time and make rapid, strategic decisions to ensure goals are achieved quickly and effectively.

- **Maximize impact with AI:** Asana AI Teammates and AI Studio features increase the velocity of productive work by working alongside knowledge workers to automate manual tasks, provide insights on where to prioritize and adapt workflows to best support the organization's evolving needs. From intake and planning stages through to execution and reporting, AI is embedded in the most critical workflows where teams already work.

- **Scale with confidence:** The Asana Work Graph enables true enterprise scalability, supporting deployments of over 500,000 users while maintaining robust security, governance, and control. Organizations and their leaders, from end users to IT professionals and chief information officers, choose Asana for its category-leading net promoter score and cross-functional capabilities.

*Customer Value Delivery*

Our platform delivers differentiated value across each of our primary use cases:

**Project and Process Management:** Our platform forms the foundation for teams to create time-bound project plans or customized, repeatable processes while maintaining organizational consistency through templates and rules. Teams benefit from Gantt-chart functionality with automated dependency management, while forms streamline work intake with intelligent routing. AI Teammates accelerate these workflows by moving beyond drafting plans to actively driving execution, triaging intake, automating handoffs, and managing dependencies in real-time. Grounded in the Work Graph®, AI proactively identifies bottlenecks and actions routine coordination, ensuring work follows organizational best practices without manual follow-up.

**Goals and Business Reporting:** Asana provides unprecedented visibility into organizational progress through our native goals feature, which automatically tracks progress as underlying work is completed. Teams can create custom reports to track key metrics across any set of portfolios, projects or processes. By acting as a proactive execution partner, AI enriches this reporting with predictive insights and synthesizes complex data from multiple sources into actionable status updates. This ensures stakeholders are informed of risks early, allowing human leaders to focus on strategic judgment rather than manual data reconciliation.

**Resource Management:** Our workload view offers a comprehensive solution for managing team capacity and task distribution, complemented by capacity planning tools that optimize staffing across projects. Advanced permission controls ensure sensitive resource data remains secure, while time tracking integration capabilities provide granular insights into effort allocation. In a blended workforce, AI augments these capabilities by analyzing the combined capacity of people and agents to optimize staffing. AI Teammates can suggest optimal assignments based on historical performance and current workload, identifying conflicts before they impact project timelines and helping to prevent human burnout.

**Strategic Planning and Portfolio Management:** Asana unifies strategic planning by aggregating projects, goals, and resources in a single view. Custom workflows facilitate project intake and prioritization, while cross-portfolio reporting provides comprehensive insights into organizational initiatives. AI serves as a strategic partner by analyzing portfolio performance and identifying opportunities for cross-team collaboration. By mapping execution back to strategic objectives, all autonomous activity is traceable and aligned, allowing leaders to evaluate trade-offs and scale mission-critical programs with confidence.

**Our Technology**

The architecture we have built to power Asana is secure and scalable, offering users a customized experience that is easy to navigate while handling complex data management behind the scenes. We designed our systems to allow flexible access to the Asana Work Graph, allowing us to build rich new functionality quickly and innovate in the work management space.

*Extensible, Efficient Technology Platform*

Our cloud-native platform includes proprietary software services built on top of infrastructure provided by our preferred cloud provider, Amazon Web Services. We shard customer data in our distributed datastore (located in several data centers around the world) to achieve high scale, availability, performance, as well as redundancy to protect against data loss. Our platform services keep track of connected devices and data requests, automatically sending updates to devices as data is refreshed. This allows our client software to surface real-time information efficiently and provides a fast, responsive experience to our customers.

We provide our software as a service to customers, so the technology we build includes deployment tools to ensure we can publish software updates rapidly and safely, as well as monitoring and automation tools.

*Commitment to Security*

Upholding the trust that we have established with our customers and gaining the trust of new customers remains a priority for us and as a result, we have implemented safeguards designed to protect the confidentiality and security of customer data. Our security program includes conducting risk assessments of our systems that process the data our customers store in Asana; monitoring for security events; maintaining incident response, disaster recovery, and business continuity plans that explicitly address and provide guidance to our employees in furtherance of the security, confidentiality, integrity, and availability of customer data; and having a qualified third party perform security assessments on a periodic basis to test against security standards and practices.

Our security program considers the American Institute of Certified Public Accountants Trust Services Criteria for Security, Availability, and Confidentiality as well as the ISO 27001:2013 standards for the systems that process the data our customers store in Asana. We issue a SOC 2 Type II report on an annual basis and are certified against ISO 27001:2013, and ISO 27017:2015. This means that independent third parties have both validated our processes and practices with respect to these standards, and confirmed our ability to maintain compliance with controls we have implemented.

We have built our platform with security features, integrations, and infrastructure that are designed to be scalable as we develop and introduce new functionality. We have implemented a variety of safeguards designed to protect the security of our platform, including encrypting user data in transit and at rest, replicating our databases to support reliability of the platform, and controlling access to our facilities and office network.

Our commitment to meeting the rigorous security and compliance needs of regulated industries, including government customers, can be seen in our announced pursuit of FedRAMP authorization in the United States. This strategic initiative seeks to better enable healthcare providers, financial institutions, and governmental bodies to use Asana's work management platform while maintaining compliance with their strict security and privacy standards.

**Data Protection and Privacy for Our Customers**

We are committed to protecting the privacy rights of our customers. We have established a comprehensive privacy and data protection compliance program, aligning our practices with regulations such as the European Union's General Data Protection Regulation 2016/679 ("EU GDPR") and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, "CCPA"). Asana also aligns its privacy program for the systems that process the data our customers store in Asana to privacy certifications such as ISO/IEC 27701:2019 and ISO 27018:2019. We deliver periodic training to our employees on privacy practices, review and map the data we collect, use, and share, and have created a global customer rights program to reply to customer requests pertaining to data privacy. Additionally, Enterprise customers can purchase a version of Asana that can be used to comply with their obligations under the U.S. Health Insurance Portability and Accountability Act. We strive to be transparent about our privacy and data protection practices. Law and regulatory guidance continues to evolve when it comes to privacy and data protection. As data protection authorities and regulators interpret and issue guidance on the EU GDPR, along with other new and existing privacy, data protection, and security laws around the world, we will continue to follow developments and enhance our privacy program as needed.

In the ordinary course of our business, we may process confidential, proprietary, and sensitive information, including personal information. Accordingly, we are, or may become, subject to numerous privacy, data protection, and security requirements, including federal, state, local, and foreign laws, and regulations related to privacy, data protection, and security. Several states within the United States have enacted or proposed privacy, data protection, and security laws and we expect more states to pass similar laws in the future. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal information and choices individuals may have about the way we handle their personal information.

See the section titled *Item 1A. Risk Factors* for additional information about some of the laws and regulations to which we may become subject and about the risks to our business associated with such laws and regulations.

**Our Customers**

We have customers of all sizes, ranging from individuals to global organizations. We define a customer as a distinct account, which could include a team, company, educational or government institution, organization, or distinct business unit of a company, that is on a paid subscription plan, a free version, or a free trial of one of our paid subscription plans. A single organization may have multiple customers.

We define a paying customer as a customer on a paid subscription plan. As of January 31, 2026, we had over 180,000 paying customers globally. Of those paying customers, 25,928 were Core customers, and 817 of those paying customers spent $100,000 or more with us on an annualized basis.

Our current customer base spans numerous industry categories, including technology, retail, education, non-profit, government, healthcare, hospitality, media, manufacturing, professional services, and financial services, and includes many category leaders across these diverse industries.

**Sales and Marketing**

We employ a hybrid go-to-market approach, combining a product-led model, direct sales and channel partners. We are focused on landing teams worldwide and expanding across use cases, both within and between organizations, to ensure the success of our customers. This in turn creates positive word-of-mouth marketing, driving adoption, expansion and ultimately, our business results.

*Product-led Model*

To demonstrate the value of our platform, we provide free trials of our Asana Advanced tier alongside our free Personal tier for teams of up to two people. This product-led approach allows individuals and teams to experience firsthand how Asana serves as a foundation for clarity and a governed environment for human and AI workers. As users realize the benefits of a platform that is grounded in their business DNA, Asana becomes an integral system of action critical to achieving their strategic objectives.

*Direct Sales*

We have a targeted direct sales team focused on promoting new use cases, expanding our footprint within our existing customer base, and landing large enterprise accounts with a top-down motion. Our direct sales force has a global presence, and consists of sales teams focused primarily on accounts with expansion opportunities including department-specific and organization-wide use cases such as strategic planning, employee onboarding, and goal setting and tracking.

*Channel Partners*

We have built a robust ecosystem of value-added resellers, managed service providers, and technology partners across more than 50 countries. These partners have unique expertise, services and products that complement Asana's portfolio. Sales supports partner success via comprehensive education and certification resources and a global partner directory where customers can connect with Asana partners directly for projects or managed services.

*Marketing*

We market our platform through owned properties, such as our website, first-party events like the Work Innovation global event series, third-party events, social media channels, media coverage, paid acquisition, and word of mouth to promote discovery and adoption. Every month millions of people visit asana.com, and hundreds of thousands of people register to try our platform and products. Our customers also have the ability to invite external parties to collaborate on specific Asana projects, which supports viral adoption of our platform.

We offer on-demand education available in-product and online, and via live learning courses as well as robust customer support available in six languages. We also offer our customers the option to partner with a list of managed service providers, consulting firms, and system integrators to help customize their account, onboard teams and run onsite training.

Our global Asana community connects over 900,000 users to Asana and each other online and offline, and creates champions to help spread the word about Asana. Through the community, Asana users can become Ambassadors to deepen their Asana knowledge and inspire their teams, connect with peers in the online Forum, and attend in-person and online Asana on Tour community events to improve their Asana expertise.

## Our Mission and Culture

Asana's mission is to help humanity thrive by enabling the world's teams to work together effortlessly. We believe that achieving this mission requires more than just intelligence; it requires a foundation of clarity and a culture of extreme ownership.

*Our Operating Principles*

Our daily work is guided by principles that ensure we remain a high-velocity, aligned organization:

- **Know Your Customer:** We ground every solution in direct validation of customer needs, identifying the "sweet spot" of their problems rather than building on assumptions.

- **Cut to the Core:** We unravel complex challenges by synthesizing the nuance and leading with the answer first to drive rapid decision-making.

- **Get to Beta:** We ship functional, "lovable" versions of our solutions quickly, using real-world iteration to evolve them into mission-critical tools.

- **Solve it Together:** We break down silos by involving the right perspectives at the right time, ensuring the best outcomes through collective influence.

- **Act Like You Own It:** We take extreme ownership of our craft and resources, stepping in to fix broken processes even when they fall outside our strict job descriptions.

- **Start with Heart:** We approach every interaction with empathy and a desire to understand, balancing direct candor with genuine care for our colleagues.

We are our own most demanding customers, using our own platform to ensure that every individual, from the front lines to the executive suite, has total clarity and connection to our business goals.

We also view ourselves as an AI-first company. AI is not an add-on, but a primary lens through which we optimize our own operations. We use our own agentic capabilities to accelerate internal velocity, ensuring that our human teams are free to focus on the strategic judgment only they can provide. By living our mission within our own platform, we demonstrate how a blended workforce of humans and AI can operate as a coordinated unit, traceable, aligned, and governed by design. This commitment to our own principles is what allows us to help our customers navigate their own evolution toward a more effortless way of working.

## Research and Development

Key to our success is the time, attention, and investment we place on continued innovation in our platform. We continue to invest in expanding our product offerings and enhancing the features and functionality of our platform, particularly in the areas of AI, integrations, automation, functional workflows, security, and organization-wide use cases. We leverage the breadth of our customer base, and the diverse ways in which they use our platform, to recognize their needs quickly and guide future product development and innovation. Further, we ourselves are users, all of our employees are committed to using Asana internally, every day, ensuring our entire organization is in touch with the platform's capabilities and can rapidly identify improvements and test emerging features. Our research and development team is responsible for the design, development, testing, and delivery of solutions for our platform.

## Our Competition

The market for work management platforms is increasingly competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We compete with companies that range in size, from large and diversified with significant spending resources to smaller companies. Our competition addresses the work management, project portfolio management, goal management, and workflow management categories, including, but not limited to, solutions around collaboration, communication, and coordination.

Our competitors fall into the following groups: companies specifically offering work management solutions; companies offering productivity suites; and companies specializing in vertical, department-specific solutions.

We believe we compete favorably based on the following competitive factors:

- The Asana Work Graph, our unique and differentiated data model;

- ease of use, performance, price, and reliability of solutions, including AI-powered features;

- critical structure, security, and observability that makes AI governable at scale;

- adaptability to a broad range of use cases;

- features and functionality of platform capabilities;

- customer service and support efforts;

- scalability and security;

- brand strength; and

- our ability to create easy to use integrations for, and robust, effective partnerships with, other larger enterprise software solutions and tools.

## Intellectual Property

Our intellectual property is an important aspect of our business. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret, and trademark laws, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. We maintain a policy requiring our employees, contractors, consultants, and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we, therefore, may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open source software licenses. We obtain many components from software developed and released by contributors to independent open source components of our platform. Open source licenses grant licensees broad permissions to use, copy, modify, and redistribute certain parts of our service. As a result, open source development and licensing practices can limit the value of our software copyright assets.

As of January 31, 2026, we had been granted 120 U.S. patents, had 75 U.S. patent applications pending, and eight notices of allowance. Our issued patents expire between January 2031 and August 2044. We have not applied for patents in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States.

## Human Capital Management

We aim to be the change we want to see in the workplace. This strategy makes us a better company and contributes to the type of culture we want to work in: one of high impact and deep belonging.

We firmly believe that a strong and positive culture is the foundation for driving exceptional business results. As of January 31, 2026, our Glassdoor overall score sat at 4.1 out of 5.0. In our most recent global employee engagement survey, 68% of our employees indicated they would recommend Asana as a great place to work, 71% were proud to work for Asana, and 82% had a favorable rating of their manager. During 2025, we were recognized with the following awards that highlight our unwavering dedication to co-creating an environment where our employees thrive and, ultimately, drive the growth and success of our customers.

- Newsweek - America's Greatest Workplaces by State (California);

- Newsweek - America's Greatest Workplaces in Tech;

- Forbes - America's Best Employers for Company Culture; and

- Forbes - America's Best Midsize Employers.

Asana employed 1,767 people as of January 31, 2026, of which approximately 64% were located in the United States and approximately 36% were located internationally.

### *Compensation and Benefits*

We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive cash compensation, opportunities for equity ownership at all levels of the organization, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives, including health care, retirement savings vehicles, and paid time off. Our compensation programs are designed to align employee interests with the long-term success of the company and to foster cross-business collaboration. In conjunction with our annual compensation review program, we run a regression-based analysis of our pay equity globally with the assistance of a third-party firm to ensure that we are promoting and retaining the best talent. As part of our promotion and retention efforts, we also invest in ongoing leadership development through programs such as our Leading at Asana training program for new managers, and encourage all employees to utilize an annual career growth budget to pursue development opportunities in alignment with their career goals. In addition, we regularly conduct employee surveys to gauge employee engagement and identify areas of focus.

## Corporate Information

We were incorporated under the laws of the state of Delaware in December 2008. Our principal executive offices are located at 633 Folsom Street, Suite 100, San Francisco, CA 94107. Our telephone number is (415) 525-3888. Our website address is https://asana.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. The Asana logo, "Asana," "Work Graph," and our other registered or common law trademarks, service marks or trade names appearing in this Annual Report on Form 10-K are the property of Asana, Inc. Other trade names, trademarks, and service marks used in this Annual Report on Form 10-K are the property of their respective owners.

## Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information that we file with the SEC electronically. Copies of our reports on Form 10-K, Forms 10-Q, Forms 8-K, and amendments to those reports may also be obtained, free of charge, electronically through our investor relations website located at investors.asana.com as soon as reasonably practicable after we file such material with, or furnish it to, the SEC.

We announce material information to the public using SEC filings, press releases, public conference calls, and on the investor relations page of our website at https://investors.asana.com. We use these channels, as well as social media, our LinkedIn page (www.linkedin.com/company/asana), our Instagram account (@asana), our Facebook page (www.facebook.com/asana/), and Threads profile (@asana), to communicate with investors and the public about our company, our products and services and other matters. Therefore, we encourage investors, the media and others interested in our company to review the information we make public in these locations, as such information could be deemed to be material information. Information on or that can be accessed through our websites or these social media channels is not part of this Annual Report on Form 10-K, and the inclusion of our website addresses and social media channels are inactive textual references only.

## Item 1A. Risk Factors

*Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and growth prospects.*

**Risks Related to Our Business and Industry**

*Our prior growth rates may not be indicative of our future growth.*

We have experienced significant growth in prior periods and we may not be able to achieve similar revenue growth rates in the future. Further, as we continue to operate in a new and rapidly changing category of work management software, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

- attract new individuals, teams, and organizations as customers;

- grow or maintain our dollar-based net retention rate, expand usage within organizations, and sell subscriptions;

- price and package our subscription plans effectively;

- convert individuals, teams, and organizations on our free and trial versions into paying customers;

- achieve widespread acceptance and use of our platform, including in markets outside of the United States;

- strategically expand our direct sales force and channel partner program and leverage our existing sales capacity;

- expand the features and capabilities of our platform, including the successful deployment of AI features in our products;

- provide excellent customer experience and customer support;

- maintain the security, privacy, and reliability of our platform or systems that process confidential data;

- successfully compete against established companies and new market entrants, as well as existing software tools; and

- increase awareness of our brand on a global basis.

If we are unable to accomplish these tasks, our revenue growth would be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability.

*We have a limited operating history at our current scale, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.*

We have experienced significant growth in prior periods and, as a result, have a relatively short history operating our business at its current scale. Furthermore, we operate in an industry that is characterized by rapid technological innovation, intense competition, changing customer needs, and frequent introductions of new products, technologies, and services. In particular, advancements in technology such as AI and machine learning are changing the way people work by automating tasks, enhancing communication, and improving decision-making processes, and businesses that are slow to adopt these new technologies may face a competitive disadvantage. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in evolving industries. In addition, our future growth rate is subject to a number of uncertainties, such as general macroeconomic and market conditions, including fluctuating interest rates, inflation, actual or anticipated bank failures, instability in financial markets, tariffs and changes in trade agreements, and economic downturns or recessions in the regions in which we do business. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in the market, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, results of operations, and financial condition would suffer.

***We have a history of losses, and we may not be able to achieve profitability or, if achieved, sustain profitability.***

We have incurred net losses in each fiscal year since our founding. We generated net losses of $189.0 million and $255.5 million for the fiscal years ended January 31, 2026 and January 31, 2025, respectively. As of January 31, 2026, we had an accumulated deficit of $2,149.7 million. We do not expect to be profitable in the near future, and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. These losses reflect, among other things, the significant investments we made to develop and commercialize our platform, serve our existing customers, and broaden our customer base.

We expect to continue to make future investments and expenditures related to the growth of our business, including:

- strategic investment in our sales and marketing activities;

- continued investments in research and development to introduce new features and enhancements to our platform, including integration of AI in our products;

- hiring employees necessary to support our goals;

- investments in infrastructure;

- leveraging our operations across our multiple geographies; and

- costs associated with our general and administrative organization.

As a result of these investments and expenditures, we may experience losses in future periods that may increase significantly. Therefore, our losses in future periods may be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that they may not result in increases in our revenues. We cannot be certain that we will be able to achieve, sustain, or increase profitability on a quarterly or annual basis. Any failure by us to achieve and sustain profitability would cause the trading price of our Class A common stock to decline.

***We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near and medium term.***

A significant part of our business strategy and culture is to focus on long-term growth and customer success over short-term financial results. As a result, in the near and medium term, we may continue to operate at a loss, or our near- and medium-term profitability may be lower than it would be if our strategy were to maximize near- and medium-term profitability. We expect to continue making expenditures on sales and marketing efforts, and expenditures to grow our platform and develop new features, integrations, capabilities, and enhancements to our platform. Such expenditures may not result in improved business results or profitability over the long term. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by securities or industry analysts and our stockholders, the trading price of our Class A common stock may decline.

***Our quarterly and annual results may fluctuate significantly and may not meet our expectations or those of investors or securities analysts.***

Our quarterly and annual results of operations, including the levels of our revenues, deferred revenue, working capital, and cash flows, may vary significantly in the future, such that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly and annual financial results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

- the level of demand for our platform;

- our ability to grow or maintain our dollar-based net retention rate, expand usage within organizations, and sell subscriptions;

- the timing and success of new features, integrations, capabilities, and enhancements by us to our platform, or by our competitors to their products, including the development and deployment of AI driven features, or any other changes in the competitive landscape of our market;

- our ability to achieve widespread acceptance and use of our platform;

- errors in our forecasting of the demand for our platform, which would lead to lower revenues, increased costs, or both;

- the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;

- the timing of expenses and recognition of revenues;

- security breaches, technical difficulties, or interruptions to our platform;

- pricing pressure as a result of competition or otherwise;

- adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;

- the number of new employees hired;

- the timing of the grant or vesting of equity awards to employees, directors, or consultants;

- seasonal buying patterns for software spending;

- declines in the values of foreign currencies relative to the U.S. dollar;

- fluctuating global interest rates, which may affect our customers' spending patterns and our return on investments;

- impact of inflation on our costs and on customer spending;

- changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

- legal and regulatory compliance costs in new and existing markets;

- costs and timing of expenses related to the potential acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

- health epidemics, such as influenza, and other highly communicable diseases or viruses; and

- general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability, tariffs and changes in trade agreements, and their effects on software spending.

Any one or more of the factors above may result in significant fluctuations in our quarterly and annual results of operations, which may negatively impact the trading price of our Class A common stock. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly and annual results of operations or other operating metrics could result in our failure to meet our expectations or those of investors or analysts with respect to revenues or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Class A common stock would fall, and we would face costly litigation, including securities class action lawsuits.

***We may not be able to effectively manage our growth.***

We have historically experienced significant growth and increasing demand for our platform. The growth and expansion of our business and platform may place a significant strain on our management, operational, and financial resources. We are required to manage multiple relationships with various strategic partners, customers, and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our systems, procedures, or internal controls may not be adequate to support our operations, and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial, and management information systems and expand, train, and manage our employee base.

***If we are unable to attract new customers, convert individuals, teams, and organizations using our free and trial versions into paying customers, and expand usage within organizations or develop new features, integrations, capabilities, and enhancements that achieve market acceptance, our revenue growth would be harmed.***

To increase our revenues and achieve profitability, we must increase our customer base through various methods, including but not limited to, adding new customers, converting individuals, teams, and organizations using our free and trial versions into paying customers, and expanding usage within organizations. We encourage customers on our free and trial versions to upgrade to paid subscription plans. Additionally, we seek to expand within organizations by adding new customers, having organizations upgrade to our Advanced, Enterprise or Enterprise+ plans, or expanding their use of our platform into other groups within an organization. While we have experienced significant growth in our number of customers, we do not know whether we will continue to achieve similar customer growth rates in the future. Numerous factors may impede our ability to add new customers, convert individuals, teams, and organizations using our free and trial versions into paying customers, expand usage within organizations, and sell subscriptions to our platform, including but not limited to, our failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with partners, failure to compete effectively against alternative products or services, failure to successfully deploy new features and integrations, failure to provide a quality customer experience and customer support, or failure to ensure the effectiveness of our marketing programs. Additionally, as we focus on increasing our sales to larger organizations, we will be required to deploy sophisticated and costly sales efforts, which may result in longer sales cycles, greater competition, and less predictability in completing some of our sales. In the large enterprise market, the customer's decision to use our platform can sometimes be an enterprise-wide decision, in which case, we will likely be required to provide greater levels of customer education to familiarize potential customers with the use and benefits of our platform, as well as training and on-going support. In addition, larger enterprise organizations may demand more customization, integration and support services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales, research and development, and customer support resources to these customers, resulting in increased costs, lengthened sales cycles, and diversion of our own sales and professional services resources to a smaller number of larger customers. If our efforts to sell to organizations of all sizes are not successful or do not generate additional revenues, our business, results of operations, and financial condition would suffer.

In addition, we believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers, so we must ensure that our existing customers remain loyal to our platform in order to continue receiving those referrals. Our ability to attract new customers and increase revenues from existing paying customers depends in large part on our ability to continually enhance and improve our platform and the features, integrations, and capabilities we offer, and to introduce compelling new features, integrations, and capabilities that reflect the changing nature of our market in order to maintain and improve the quality and value of our platform. Accordingly, we must continue to invest in research and development and in our ongoing efforts to improve and enhance our platform. The success of any enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing and packaging, adequate quality testing, integration with new and existing technologies, including AI, and overall market acceptance. Any new features, integrations, and capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs, or may not achieve the market acceptance necessary to generate significant revenues. We may have limited insight into the privacy, data protection, or security practices of third-party data suppliers for our AI algorithms.

Moreover, our business is subscription based, and customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire, and we cannot ensure that customers will renew subscriptions with a similar contract period, with the same or greater number of users, or for the same level of subscription plan or upgrade their subscription plan. Customers may or may not renew their subscription plans as a result of a number of factors, including their satisfaction or dissatisfaction with our platform, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, geographic availability of our service, the effects of general economic conditions including a downturn or recession, inflation and fluctuating interest rates, or customers' budgetary constraints. If customers do not renew their subscriptions, renew on less favorable terms, or fail to add more individuals, teams, and organizations, or if we fail to upgrade individuals, teams, and organizations from our free or trial plans to our paid subscription plans, or expand the adoption of our platform within organizations, our revenues may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition. The current macroeconomic environment, including fluctuating interest rates, instability in financial markets, uncertain or changing sanctions regimes, bank failures, tariffs and changes in trade agreements, and their effects on software spending, and headwinds for technology customers, may impact the adoption of our platform generally and our success in engaging with new customers and expanding relationships with existing customers may be impacted by these conditions. If our customers are materially negatively impacted by these factors, such as being unable to access our service or their existing cash to fulfill their payment obligation to us due to future bank failures, our business could be negatively impacted. As a result of these macroeconomic conditions, and any corresponding actions customers may take to manage costs, we have experienced and may continue to experience longer sales cycles, and we may continue to experience a reduction in renewal rates, as well as reduced customer spend and delayed payments that could materially impact our business, results of operations, and financial condition in future periods. While we believe our revenues are relatively predictable in the near-term as a result of our subscription-based business model, the effect of macroeconomic uncertainties may not be fully reflected in our operating results and overall financial performance until future periods. If we fail to predict customer demands, fail to sufficiently account for the impact of macroeconomic and geopolitical conditions on our sales projections, or fail to attract new customers and maintain and expand new and existing customer relationships, our revenues may grow more slowly than expected, may not grow at all, or may decline, and our business may be harmed.

***One of our marketing strategies is to offer free and trial subscription plans, and we may not be able to continue to realize the benefits of this strategy.***

We offer free and trial subscription plans to promote brand awareness and organic adoption of our platform. Our marketing strategy depends in part on individuals, teams, and organizations who use our free and trial versions of our platform convincing others within their organizations to use Asana and to become paying customers. To the extent that increasing numbers of these individuals, teams, and organizations do not become, or lead others to become, paying customers, we will not realize the intended benefits of this marketing strategy, we will continue to pay the costs associated with hosting such free and trial versions, our ability to grow our business will be harmed, and our business, results of operations, and financial condition will suffer.

***We derive substantially all of our revenues from a single software solution and products available as add-ons to that solution.***

Our flagship product, the Asana collaborative work management platform, currently accounts for substantially all of our revenue through seat-based licenses. Additionally, the revenue derived from our add-on products and products or services we may launch in the future, may be dependent on licenses to our core work management platform. As such, the continued growth in market demand for and market acceptance, including international market acceptance, of our platform is critical to our continued success. Demand for our platform is affected by a number of factors, some of which are beyond our control, such as the rate of market adoption of work management solutions; the timing of development and release of competing new products; the development and acceptance of new features, integrations, and capabilities for our platform, including features, integrations, or capabilities that utilize AI; price, product, and service changes by us or our competitors; technological changes and developments within the markets we serve; growth, contraction, and rapid evolution of our market; and general economic conditions and trends including a downturn or recession, inflation, tariffs and changes in trade agreements, and fluctuating interest rates. If we are unable to continue to meet the demands of individuals, teams, and organizations or trends in preferences for work management solutions or to achieve more widespread market acceptance of our platform, our business, results of operations, and financial condition would be harmed. Changes in preferences of our current or potential customers may have a disproportionately greater impact on us than if we offered products that were independent from licenses to our core work management platform. In addition, some current and potential customers, particularly larger organizations, may develop or acquire their own tools or continue to rely on traditional tools and software for their work management solutions, which would reduce or eliminate their demand for our platform. If demand for our platform declines for any of these or other reasons, our business, results of operations, and financial condition would be adversely affected.

***If the market for work management solutions develops more slowly than we expect or declines, our business would be adversely affected.***

It is uncertain whether work management solutions will achieve and sustain high levels of customer demand and market acceptance given the relatively early stage of development of this market. Our success will depend to a substantial extent on the widespread adoption of work management solutions generally. Individuals and organizations may be reluctant or unwilling to migrate to work management solutions from spreadsheets, email, messaging, and legacy project management tools. It is difficult to predict adoption rates and demand for our platform, the future growth rate and size of the market for work management solutions, or the entry of competitive offerings. The expansion of the work management solutions market depends on a number of factors, including the cost, performance, and perceived value associated with work management solutions. If work management solutions do not achieve widespread adoption, or there is a reduction in demand for work management solutions caused by a lack of customer acceptance, technological challenges, weakening economic conditions, privacy, data protection, or security concerns, competing technologies and products, decreases in corporate spending, or otherwise, it could result in decreased revenues, and our business, results of operations, and financial condition would be adversely affected.

Additionally, while we believe that developing and deploying additional AI features on our platform will lead to increased demand for our offerings, this demand may not materialize as expected or may take longer than anticipated. Developments in AI technology may also change how work is performed or how software tools are used, which could reduce demand for certain work management capabilities or require us to adapt our platform and business model.

***We operate in a highly competitive industry, and competition presents an ongoing threat to the success of our business. Our ability to compete and ensure our success requires developments in our technology, including the successful deployment of artificial intelligence in our products.***

The market for work management solutions is increasingly competitive, fragmented, and subject to rapidly changing technology, shifting user and customer needs, new market entrants, and frequent introductions of new products and services. We compete with companies that range in size from large and diversified with significant spending resources to smaller companies. Our competition addresses the project portfolio management, work management, goal management, and workflow management categories, including, but not limited to, solutions around collaboration, communication, and coordination. Our competitors generally fall into the following groups: companies specifically offering work management solutions, companies offering productivity suites, and companies specializing in vertical solutions that address a portion of our market.

We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

- rapid developments in our technology, including the successful deployment of AI in our products;

- adaptability of our platform to a broad range of use cases;

- continued market acceptance of our platform and the timing and market acceptance of new features and enhancements to our platform or the offerings of our competitors;

- ease of use, performance, price, security, and reliability of solutions developed either by us or our competitors;

- our brand strength;

- selling and marketing efforts, including our ability to grow our market share domestically and internationally;

- the size and diversity of our customer base;

- customer support efforts; and

- our ability to continue to create easy to use integrations for, and robust, effective partnerships with, other larger enterprise software solutions and tools.

Many of our current and potential competitors may have longer operating histories, greater brand name recognition, stronger and more extensive partner relationships, significantly greater financial, technical, marketing, and other resources, lower labor and development costs, and larger customer bases than we do. These competitors may engage in more extensive research and development efforts, incorporate AI or machine learning to more significantly improve their product offerings, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies that will allow them to build larger customer bases than we have. Our competitors may also offer their products and services at a lower price, may offer price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers.

The work management solutions market is rapidly evolving and highly competitive, with relatively low barriers to entry, and in the future there will likely be an increasing number of similar or alternative solutions offered by additional competitors. In addition, some of our customers and potential customers may elect to develop their own internal applications for their work management needs. Developments in AI-enabled software development tools may reduce the research and development costs associated with building work management solutions which may lead to additional competitors in the work management solutions market or enable our customers and potential customers to develop their own internal work management solutions. Additionally, companies we do not currently consider to be competitors may enter the market, through acquisitions or through innovation and expansion of their existing solutions, to compete with us either directly or indirectly. Further, our potential and existing competitors may make acquisitions or enter into strategic relationships and rapidly acquire significant market share due to a larger customer base, superior product offering, more effective sales and marketing operations, or greater financial, technical, and other resources.

Any one of these competitive pressures in our market, or our failure to compete effectively, may result in price reductions; fewer customers; reduced revenues, gross profit, and gross margin; increased net losses; and loss of market share. Any failure to meet and address these factors would harm our business, results of operations, and financial condition.

***Failure to effectively develop and leverage our sales capabilities would harm our ability to expand usage of our platform within our customer base and achieve broader market acceptance of our platform.***

Our ability to expand usage of our platform within our customer base and achieve broader market acceptance among businesses will depend to a significant extent on our ability to expand our sales operations successfully, particularly our sales and marketing efforts targeted at broadening use of our platform across departments and entire organizations. We plan to leverage our direct sales force and channel partners, both domestically and internationally, to expand use of our platform within our customer base, and reach larger teams and organizations. We may additionally make strategic investments in expanding our sales capabilities in the future. We have invested and continue to invest financial and other resources to train and develop our direct sales force and channel partners in order to complement our product-led go-to-market approach. Our business, results of operations, and financial condition will be harmed if our efforts do not generate a corresponding increase in revenues. We may not achieve anticipated revenue growth from our direct sales force if we are unable to leverage and develop talented direct sales personnel, if direct sales personnel and channel partners are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing direct sales personnel and channel partners. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require, and that developing and growing the skills of these personnel takes significant time and resources. Our ability to achieve revenue growth will depend, in large part, on our success in attracting, training, and retaining sufficient numbers of capable sales personnel in our direct sales force and channel partners to support our growth.

***If our information technology systems, or those of third parties with whom we work, or our data are compromised or operate in an unintended way, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.***

Operating our business and platform involves the collection, processing, storage, and transmission of sensitive, regulated, proprietary and confidential information, including our personal information and business information and those of our customers. As a result, we and the third parties with whom we work face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Security incidents can and do compromise the confidentiality, integrity, and availability of this information or our systems. Such incidents include, but are not limited to, cyber-attacks, software bugs and vulnerabilities, malicious internet-based activity, online and offline fraud, server malfunctions, software or hardware failures, email account takeovers, malicious code, malware (including as a result of advanced persistent threat intrusion), viruses, social engineering (including through deep fakes, which are increasingly more difficult to identify, and phishing attacks), ransomware, supply chain attacks and vulnerabilities through our third-party partners, denial-of-service attacks, credential stuffing, credential harvesting, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fire, floods, attacks enhanced or facilitated by AI, and other similar threats, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, threat actors, "hacktivists," organized criminal threat actors, errors or malfeasance of our personnel, logic flaws, implementation flaws, and other misconfigurations and security vulnerabilities in the software or systems on which we rely. For example, in June 2025, we suffered a flaw in the implementation of our Model Context Protocol feature that potentially led to certain data in the instances of certain customers being accessible to other users of this feature. Additionally, we have been impacted by the use of automated or other fraudulent processes designed to circumvent controls to conduct fraud, send spam, or to execute an account takeover. We anticipate such activity to continue. These abuses, exploits, and other potential causes of security breaches and incidents, and the steps that we take to address them may result in a loss of anticipated revenue, increased costs to protect against or remediate these issues, or cause harm to our reputation and brand.

Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations and our ability to provide our products or services, loss of confidential, proprietary, and sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. Threats such as these are constantly evolving and therefore grow increasingly sophisticated and complex, which in turn increases the difficulty of detecting and successfully defending against them.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident and our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

We expend resources and modify our business activities to try to protect against security incidents. Additionally, certain privacy, data protection, and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and confidential, proprietary, and sensitive information.

While we have implemented security measures designed to protect against security incidents, we have suffered security incidents in the past and there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not been, and may not in the future, be able to detect and remediate all vulnerabilities including on a timely basis. Further, we have experienced (and may in the future experience) delays in developing and deploying remedial measures designed to address such identified vulnerabilities. Vulnerabilities in the past have been, and in the future could be, exploited and result in a security incident.

Additionally, we rely on or partner with third-party vendors and systems that have made representations as to their security measures but there can be no assurance that they will maintain their own security measures appropriately. Breaches of our security measures or those of our third parties, including supply chain attacks or other threats to our business operations, could result in unauthorized access to our sites, networks, systems, and accounts; unauthorized access to, and misappropriation of, individuals' personal information or other sensitive, confidential or proprietary information of ourselves, our customers, or other third parties; viruses, worms, spyware, or other malware being served from our platform, mobile application, networks, or systems; deletion or modification of content or the display of unauthorized content on our platform; interruption, disruption, or malfunction of operations or our ability to provide our services; costs relating to breach remediation, deployment of additional personnel and protection technologies, and response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action, and other potential liabilities.

If any of these breaches of security or other security incidents should occur, we cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Additionally, any security breaches or incidents that we have suffered or may in the future suffer, may lead to damage to our reputation and brand, our business suffering, requirements to expend significant capital and other resources to alleviate problems caused by such breaches and incidents, and exposure to risk of loss, litigation or regulatory action, and other potential liabilities, such as investigations, fines, penalties, audits, inspections, injunctions, additional oversight, or restrictions or bans on processing personal information. Actual or anticipated security breaches, incidents, or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants.

Remote work has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working from home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

The previously identified or similar threats could cause a security breach or incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our information technology systems and confidential, proprietary, and sensitive information, or those of the third parties with whom we work. For example, periodically we become aware of attempts to phish Asana employees or attempts to circumvent spam protections we've put in place in our product. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our products or services or could impact our reputation.

Any compromise or breach of our security measures, or those of the third parties with whom we work, could also violate applicable privacy, data protection, security, and other laws, and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, and financial condition. Applicable privacy, data protection, and security obligations may also require us, or we may voluntarily choose, to notify relevant stakeholders, such as governmental authorities, partners, customers, investors, and affected individuals, of security breaches or incidents, or take other action, such as providing credit monitoring and identity theft protection services, and we have done such notifications in the past. Such notifications may involve inconsistent requirements and are costly, and the notifications or the failure to comply with such applicable requirements could lead to adverse consequences.

Any actual or perceived security breach or incident suffered by us or a third party with whom we work may cause us to experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing confidential, proprietary, and sensitive data (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and material attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

Additionally, our contracts may not contain limitations of liability, and even when they do, there can be no assurance that the limitations of liability in our contracts are sufficient to protect us from liabilities, claims, or damages if we fail to comply with applicable obligations related to privacy, data protection, or security. We also cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy, data protection, and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with our employees' or vendors' use of generative AI technologies.

Furthermore, any sensitive information (including regulated, proprietary and confidential information, including personal information and business information) that we input into a third-party generative AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties' AI model. Additionally, where an AI model ingests personal information and makes connections using such information, those technologies may reveal other personal or sensitive information generated by the model.

***Our use of AI and machine learning technologies in our products and operations gives rise to legal, business, and operational risks. Legal, regulatory, social and ethical issues relating to the use of AI and machine learning technologies in our products and business may result in reputational harm and liability.***

Our platform integrates generative AI and machine learning technologies. The rapid evolution of AI machine learning and automated decision-making technologies require dedicated resources to develop, test, and maintain our product offerings and to help responsibly integrate such technologies into certain features to minimize unintended or harmful impacts to our customers. Uncertainty around new and emerging AI, machine learning, and automated decision-making technologies may require additional investment in the development of proprietary datasets, machine learning models, and systems to test for accuracy, bias, and other variables, which are often complex, may be costly, and could impact our profit margin as we expand the use of AI and machine learning technologies in our products. There are significant risks involved in developing, maintaining, and deploying these technologies internally and/or to customers and there can be no assurance that such technologies will enhance our products or benefit our customers or business.

Artificial intelligence-related technologies are subject to existing laws and regulations relating to privacy, data protection, security, intellectual property, and product liability, and will continue to be subject to additional new laws and regulations in the coming years. For example, several countries, states, and localities have proposed, enacted, or are considering laws governing the development and use of AI, machine learning, and automated decision-making technologies, such as the EU's AI Act, the Colorado Artificial Intelligence Act, and the California AI Transparency Act. For example, the EU AI Act sets out a risk-based framework, subjecting certain AI technologies to numerous compliance obligations, including transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company's total worldwide annual turnover for the preceding financial year, whichever is the higher. Depending on how the EU AI Act is implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and services to comply with such obligations. The effects of these regulations are difficult to predict, and other jurisdictions may adopt similar laws.

Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may apply to certain AI and machine learning technologies. These obligations may make it harder for us to conduct our business using AI and machine learning, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI and machine learning technologies, or prevent or limit the use of AI, machine learning, and automated decision-making technologies. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI and machine learning, and automated decision-making technologies where they allege the company has violated privacy and consumer protection laws. If we cannot use AI and machine learning technologies or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Our ability to continue to develop or use such technologies may be dependent on our access to technology offered by vendors and specific third-party software and infrastructure providers, such as processing hardware or third-party AI models, and we cannot control the quality, availability, or cost of such vendor offerings or third-party software and infrastructure offerings. We face competition from other companies in our industry who use similar machine learning technologies. Failure to offer or deploy new AI or machine learning as quickly or effectively as our competitors could adversely affect our business.

In addition, market acceptance and consumer perceptions of AI and machine learning technologies is currently fast-evolving and therefore remain uncertain. For example, AI technologies, including generative AI, sometimes create content or information that appears correct but is factually inaccurate or flawed. The use of AI technologies also presents emerging ethical and social issues. If we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual negative impact on our customers, we may experience brand or reputational harm, competitive disadvantages, consumer complaints, legal liability, and other adverse consequences, any of which could materially adversely affect our business, results of operations, and financial condition.

***If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.***

We have experienced, and may in the future experience system slowdowns and interruptions. In addition, continued growth in our customer base could place additional demands on our platform and could cause or exacerbate slowdowns or interrupt the availability of our platform. If there is a substantial increase in the volume of usage on our platform, we will be required to further expand and upgrade our technology and infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our platform or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In such cases, if our users are not able to access our platform or encounter slowdowns when doing so, we may lose customers or partners. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our platform. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incidents, and our insurance may not be sufficient to compensate us for the losses that could occur.

Moreover, Amazon Web Services ("AWS") provides the cloud computing infrastructure that we use to host our platform, mobile application, and many of the internal tools we use to operate our business. We have a long-term commitment with AWS, and our platform, mobile application, and internal tools use computing, storage capabilities, bandwidth, and other services provided by AWS. Any significant disruption of, limitation of our access to, or other interference with our use of AWS would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform for our users and customers, and we may lose users or customers if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by AWS could affect the availability or speed of our platform, which may also impact the usage of, and our customers' satisfaction with, our platform and could seriously harm our business and reputation. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us, our business, results of operations, and financial condition could be harmed.

In addition, we rely on hardware and infrastructure purchased or leased from third parties and software licensed from third parties to operate critical business functions. Our business would be disrupted if any of this third-party hardware, software, and infrastructure becomes unavailable on commercially reasonable terms, or at all. Furthermore, delays or complications with respect to the transition of critical business functions from one third-party product to another, or any errors or defects in third-party hardware, software, or infrastructure could result in errors or a failure of our platform, which could harm our business and results of operations.

***Real or perceived errors, failures, vulnerabilities, or bugs in our platform would harm our business, results of operations, and financial condition.***

The software technology underlying and integrating with our platform is inherently complex and may contain material defects or errors. Errors, failures, vulnerabilities, or bugs have in the past, and may in the future, occur in our platform and mobile application, especially when updates are deployed or new features, integrations, or capabilities are rolled out. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released. Furthermore, we will need to ensure that our platform can scale to meet the evolving needs of customers, particularly as we increase our focus on larger teams and organizations. Real or perceived errors, failures, vulnerabilities, or bugs in our platform and mobile application could result in an interruption in the availability of our platform, negative publicity, unfavorable user experience, loss or leaking of personal information and data of organizations, loss of or delay in market acceptance of our platform, loss of competitive position, regulatory fines, or claims by organizations for losses sustained by them, all of which would harm our business, results of operations, and financial condition.

***If we are unable to ensure that our platform interoperates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our results of operations may be harmed.***

Our platform must integrate with a variety of hardware and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software, and browser technologies. In particular, we have developed our platform to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of application programming interfaces ("APIs"). In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:

- discontinues or limits our access to its software or APIs;

- modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other application developers;

- changes how information is accessed by us or our customers;

- establishes more favorable relationships with one or more of our competitors; or

- develops or otherwise favors its own competitive offerings over our platform.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, our business, results of operations, and financial condition would be harmed.

Further, our platform includes both a mobile and a desktop application to enable individuals, teams, and organizations to access our platform on multiple device types. If either our mobile or desktop application does not perform well, our business will suffer. In addition, our platform interoperates with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We, therefore, depend on the interoperability of our platform with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that we do not control. The loss of interoperability, whether due to actions of third parties or otherwise, and any changes in technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that Asana operates effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for customers to access and use our platform, our business, results of operations, and financial condition may be harmed.

***The loss of one or more of our key personnel could harm our business.***

Our success depends largely upon the continued services and performance of our senior management and other key personnel. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives and key employees. For example, in July 2025, Daniel Rogers joined as our new Chief Executive Officer, and Dustin Moskovitz, who had served in that role since October 2010, transitioned to solely serving as the Chair of our board of directors. Our senior management and key employees are employed on an at-will basis. The loss of our Chief Executive Officer, other key members of management, and key development, engineering, sales, or marketing personnel may disrupt our operations and have an adverse effect on our ability to grow our business. Changes in our senior management team may also cause disruptions in, and harm to, our business, results of operations, and financial condition. We currently do not have "key person" insurance on any of our employees.

***We must continue to attract and retain highly qualified personnel in very competitive markets to continue to execute on our business strategy and growth plans.***

To execute our business model, we must attract and retain highly qualified personnel. Competition for executive officers, software engineers, sales personnel, and other key personnel in our industry and in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense. The incentives to attract, retain, and motivate employees provided by our equity awards, or by other compensation arrangements, may not be as effective as in the past. Additionally, increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Employee salaries and benefits expenses have increased as a result of economic growth and increased demand for business services among other wage-inflationary pressures and we cannot assure you that they will not continue to rise. Many of the companies with which we compete for experienced personnel have greater resources than we have. Our recruiting and retention efforts may also be limited by laws and regulations, such as restrictive immigration laws, including changes with respect to H-1B visas, and restrictions on travel imposed by certain governments, as well as delays in processing or a lack of availability of visas. In addition, our past and future restructuring efforts may adversely affect our ability to attract and retain employees. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to innovate quickly enough to support our business model or grow effectively.

Recently, there has been increased scrutiny of companies' human capital practices and initiatives. Negative perception of certain of these practices and initiatives, whether due to our perceived over- or under- pursuit of such initiatives, may result in issues with hiring or retaining employees, as well as potential litigation or other adverse impacts. In addition, our ability to successfully identify, hire and promote employees may be impacted by legal and judicial developments outside of our control and may necessitate changes to our employment practices. For example, some advocacy groups and state attorneys general have asserted that the U.S. Supreme Court's decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters. Several cases alleging discrimination based on similar arguments have been filed since the decision, with increasing scrutiny of certain corporate human capital practices. In January 2025, the current U.S. administration signed a number of Executive Orders focused on human capital initiatives, which include a broad mandate to eliminate certain federal programs and a caution to the private sector to end what may be viewed as illegal human capital initiatives. The Executive Orders also indicate upcoming compliance investigations of private entities, including publicly traded companies, and changes to federal contracting regulations.

***Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the employee engagement fostered by our culture, which could harm our business.***

We believe that a critical component of our success has been our culture. We have invested substantial time and resources in building out our team with an emphasis on shared values and inclusion. As we continue to grow and develop the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees dispersed in various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our mission to help humanity by enabling the world's teams to work together effortlessly.

***Issues and regulations related to human capital, and stakeholder responses thereto, may have an adverse effect on our business, financial condition, and results of operations and may damage our reputation.***

Companies across all industries are facing increasing scrutiny relating to their human capital and related practices and initiatives. The landscape related to the regulation of such practices and initiatives is constantly evolving. Investor advocacy groups, institutional investors, stockholders, activists, employees, consumers, customers, regulators, proxy advisory services and other market participants have increasingly focused on these types of matters and initiatives. Such stakeholders have placed increased importance on these practices and their effect on companies from an investor, consumer, customer or employee perspective.

In addition, we could be criticized for the scope or nature of our practices or initiatives in these areas, or for any revisions to our practices or initiatives. Furthermore, some stakeholders may disagree with our practices or initiatives and there is also a risk that stakeholders may change their views on these matters over time. Our various stakeholders or regulators may also have divergent opinions and conflicting expectations regarding our culture, values, strategy and business, which makes it difficult to achieve a consistently positive perception among all of our various stakeholders. Moreover, we may determine that it is in the best interest of our company and our stockholders to prioritize other investments over maintenance of our current practices or initiatives based on economic, technological developments, regulatory and social factors, business strategy or pressure from investors, activists or other stakeholders.

If our practices or initiatives do not meet evolving investor, industry, stakeholder or regulatory expectations and standards related to human capital and related matters, or if we are perceived to have not responded appropriately to the growing and various concerns about such issues, among other things, our reputation, culture, ability to attract or retain employees, sales, stock price, ability to access the capital markets, or overall business or financial results could be adversely affected. Further, if we incur adverse publicity and reaction from investors, activists or other stakeholders related to our human capital practices or initiatives, the perception of us and our products by current and potential customers could cause our customers and consumers to stop purchasing our products or to purchase products from a competitor or subject us to legal and regulatory proceedings, any of which could adversely impact our business and financial results.

***Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of customers may be impaired, and our business and results of operations will be harmed.***

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the "Asana" brand is critical to expanding our customer base and establishing and maintaining relationships with partners. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that our platform remains high-quality, reliable, and useful at competitive prices, as well as with respect to our free and trial versions. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the "Asana" brand, or if we incur excessive expenses in this effort, our business, results of operations, and financial condition would be adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining, and enhancing our brand may become more difficult and expensive.

***If we fail to offer high-quality customer support, our business and reputation will suffer.***

While we have designed our platform to be easy to adopt and use, once individuals, teams, and organizations begin using Asana, they rely on our support services to resolve any related issues. High-quality user and customer education and customer experience have been key to the adoption of our platform and for the conversion of individuals, teams, and organizations on our free and trial versions into paying customers. The importance of high-quality customer experience will increase as we expand our business and pursue new customers. For instance, if we do not help organizations on our platform quickly resolve issues and provide effective ongoing user experience at the individual, team, and organizational levels, our ability to convert organizations on our free and trial versions into paying customers will suffer, and our reputation with existing or potential customers will be harmed. Further, our sales are highly dependent on our business reputation and on positive recommendations from existing individuals, teams, and organizations on our platform. Any failure to maintain high-quality customer experience, or a market perception that we do not maintain high-quality customer experience, could harm our reputation, our ability to sell our platform to existing and prospective customers, and our business, results of operations, and financial condition.

In addition, as we continue to grow our operations and reach a larger and increasingly global customer and user base, we need to be able to provide efficient customer support that meets the needs of organizations on our platform globally at scale. The number of organizations on our platform has grown significantly, which puts additional pressure on our support organization. We will need to hire additional support personnel to provide efficient product support globally at scale, and if we are unable to provide such support, our business, results of operations, and financial condition would be harmed.

***We rely on third parties maintaining open marketplaces to distribute our mobile application. If such third parties interfere with the distribution of our platform, our business would be adversely affected.***

We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile application available for download. We cannot assure you that the marketplaces through which we distribute our mobile application will maintain their current structures or that such marketplaces will not charge us fees to list our application for download. We are also dependent on these third-party marketplaces to enable us and our users to timely update our mobile application, and to incorporate new features, integrations, and capabilities. We are subject to requirements imposed by marketplaces such as Apple and Google, who may change their technical requirements or policies in a manner that adversely impacts, among other things, the way in which we or our partners collect, use and share data from users through our mobile application. If we do not comply with these requirements, we could lose access to the mobile application marketplace and users, and our business, results of operations, and financial condition may be harmed.

In addition, Apple and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile application through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile application less desirable or harder to access.

***We rely on traditional web search engines to direct traffic to our website. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.***

Our success depends in part on our ability to attract users through unpaid Internet search results on traditional web search engines such as Google. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Additionally, the introduction and acceptance of AI-assisted technologies has impacted traditional search engine user discovery of our products, particularly by small and midsize businesses. If we are unable to maintain or improve our visibility, our ability to attract users through unpaid channels may decline. Any reduction in the number of users directed to our website could reduce our revenues or require us to increase our sales and marketing expenditures.

***Sales to customers outside the United States and our international operations expose us to risks inherent in international sales and operations.***

For the fiscal year ended January 31, 2026, 40.8% of our revenues were generated from customers outside the United States. We have operations in multiple cities globally. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. In addition, we will face risks in doing business internationally that could adversely affect our business and results of operations, including:

- the need to localize and adapt our platform for specific countries, including translation into foreign languages and associated expenses;

- privacy and data protection laws that impose different and potentially conflicting obligations with respect to how personal information is processed or require that customer data be stored in a designated territory;

- difficulties in staffing and managing foreign operations;

- regulatory and other delays and difficulties in setting up foreign operations;

- different pricing environments, longer sales cycles, longer accounts receivable payment cycles, and collections issues;

- new and different sources of competition;

- weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

- laws and business practices favoring local competitors;

- compliance challenges related to the complexity of multiple, conflicting, and changing governmental laws and regulations, including employment, tax, sanctions, privacy, data protection, and security laws and regulations;

- increased financial accounting and reporting burdens and complexities;

- declines in the values of foreign currencies relative to the U.S. dollar;

- restrictions on the transfer of funds;

- potentially adverse tax consequences;

- the cost of and potential outcomes of any claims or litigation;

- future accounting pronouncements and changes in accounting policies;

- changes in tax laws or tax regulations;

- health or similar issues, such as a pandemic or epidemic; and

- regional and local economic and political conditions, such as global economic downturns or recessions in the regions in which we do business, tariffs and changes in trade agreements, bank failures, as well as macroeconomic and policy impacts of political instability and armed conflicts.

In addition, global armed conflicts, such as those in the Middle East, have created potential global security concerns that could impact our global operations, the operations of our vendors and partners, including our third-party data center providers, and the operations of our customers in affected regions. These security concerns could also impact regional and global economies, either of which could adversely affect our business.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and others could harm our ability to increase international revenues and, consequently, would materially impact our business and results of operations. Continuing to leverage our existing international operations and any potential entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

***Sales to government entities, customers reliant on government funding, and other government contractors are subject to a number of additional challenges and risks.***

We sell and expect to continue selling our products and services to U.S. federal and state and foreign governmental agency customers, which may occur through direct sales to government entities or sales to government entities through our channel partners. We also sell our products and services to customers who may be reliant on funding derived from federal, state, or foreign governmental sources. We are currently pursuing U.S. Federal Risk and Authorization Management Program ("FedRAMP") authorization and have achieved a FedRAMP In Process designation. Even if we obtain FedRAMP authorization, selling to government entities, customers reliant on government funding, and other government contractors or affiliates presents a number of unique challenges and risks including the following:

- selling to governmental entities can be more competitive, expensive, and time-consuming than selling to private entities, often requiring significant up-front time and expense and ongoing compliance costs without any assurance that these efforts will generate a sale;

- contracts with governmental entities are subject to termination for the convenience of the customer;

- government certification requirements may change, or we may be unable to achieve one or more government certifications, including FedRAMP, which may restrict our ability to sell into the government sector until we have attained such certificates;

- contracts with governmental entities, customers reliant on government funding, and other government contractors or affiliates, including channel partners or resellers in the government market, contain terms that are less favorable than what we generally agree to in our standard agreements, including, terms and conditions required by regulation that are not negotiable with the customer;

- non-compliance with terms and conditions of government contracts, or with representations or certifications made in connection with government contracts, can result in significantly more adverse consequences than we typically would expect in the commercial market, including, depending on the circumstances, criminal liability, liability under the civil False Claims Act, and/or suspension or debarment from doing business with governmental entities;

- as a U.S. government contractor, we and the third parties we rely upon, including providers of software or systems we incorporate into our products, may be subject to Executive Orders, agency designations, and regulatory changes affecting various aspects of our operations, including compliance with nondiscrimination plans, supply-chain risk designations, or other regulatory requirements, and any changes we may implement in order to comply with such regulatory requirements could pose challenges to our operations, while failure to comply with these requirements could expose us to administrative, civil, or criminal liabilities, including fines, penalties, repayments or suspension or debarment from eligibility for future U.S. government contracts; and

- demand and payment for our products from government or other customers may be influenced, among other things, by public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on customer demand for our products.

Though our current revenue impact from contracts with government entities is not significant, to the extent that we become more reliant on contracts with government entities, customers reliant on government funding and/or other government contractors or affiliates in the future, our exposure to such risks and challenges could increase, which in turn could adversely impact our business and revenue.

In January 2025, the U.S. presidential administration began issuing Executive Orders identifying new government policies and directing U.S. federal agencies to evaluate their current actions, including certain spending, to ensure that such actions are consistent with new administration priorities. Some of those Executive Orders are the subjects of pending litigation, and there remains significant uncertainty about the ways in which agencies will implement the new Executive Orders. Such implementation could negatively affect our current and future business with U.S. government agencies.

***If we experience excessive fraudulent activity, we could incur substantial costs and lose the right to accept credit cards or other payment methods for payment, which could cause our customer base to decline significantly.***

A large portion of our customers authorize us to bill their credit card accounts or bill them via other payment methods, such as PayPal or other direct debit methods, through our third-party payment processing partners for our paid subscription plans. If customers pay for their subscription plans with stolen credit cards or fraudulent bank accounts, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with payment billing information online, and we do not review the physical credit cards used in these transactions or do additional verification beyond what we collect online, which increases our risk of exposure to fraudulent activity. We also incur charges and fees associated with those charges, which we refer to as chargebacks, from the credit card companies or banks or third-party payment processors for claims that the customer did not authorize the transaction for subscription plans, something that we have experienced in the past. If the number of claims of unauthorized transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment or leverage a certain type of payment system via our third-party payment processing partner. In addition, credit card issuers or other payment methods may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment or facilitate other methods of payment for our paid subscription plans. Substantial losses due to fraud or our inability to accept credit card or other electronic payments would cause our customer base to significantly decrease and would harm our business.

***We may engage in merger and acquisition activities, which would require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.***

As part of our business strategy to expand our platform and grow our business in response to changing technologies, customer demand, and competitive pressures, we may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. Existing and potential customers may also delay or reduce their use of our platform due to a concern that the acquisition may decrease effectiveness of our platform (including any newly acquired product). In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders' ownership would be diluted.

**Risks Related to Government Regulation and Legal Matters, including Taxation and Intellectual Property**

***We may become subject to intellectual property rights claims and other litigation that are expensive to support, and if resolved adversely, could have a material adverse effect on us.***

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. From time to time, our competitors or other third parties have claimed, and may in the future claim, that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of the intellectual property rights that such parties may claim cover our platform or some or all of the other technologies we use in our business. The costs of supporting such litigation, regardless of merit, are considerable, and such litigation may divert management and key personnel's attention and resources, which might seriously harm our business, results of operations, and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment which may not be reversible upon appeal. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events would cause our business and results of operations to be materially and adversely affected as a result.

We are also frequently required to indemnify our reseller partners and customers in the event of any third-party infringement claims against our customers and third parties who offer our platform, and such indemnification obligations may be excluded from contractual limitation of liability provisions that limit our exposure. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers and reseller partners, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and reseller partners, may be required to modify our allegedly infringing platform to make it non-infringing, or may be required to obtain licenses for the products used. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our platform, and our reseller partners may be forced to stop selling our platform.

***If we are unable to protect our intellectual property rights, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.***

Our success is dependent, in part, upon protecting our intellectual property rights and proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws to protect our intellectual property rights and proprietary information. Additionally, we maintain a policy requiring our employees, consultants, independent contractors, and third parties who are engaged to develop any material intellectual property for us to enter into confidentiality and invention assignment agreements to control

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access to and use of our proprietary information and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties are assigned to us. However, we cannot guarantee that the confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements we enter into adequately protect our intellectual property rights and other proprietary information. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counter-parties to such agreements will not assert rights to our intellectual property rights or other proprietary information arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our proprietary solutions or technologies, particularly with respect to officers and employees who are no longer employed by us.

Furthermore, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement without incurring substantial expense. Litigation brought to protect and enforce our intellectual property rights would be costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations, and financial condition.

***Our failure to obtain or maintain the right to use certain of our intellectual property would negatively affect our business.***

Our future success and competitive position depend in part upon our ability to obtain or maintain certain intellectual property used in our platform. While we have been issued patents for certain aspects of our intellectual property in the United States and have additional patent applications pending in the United States, we have not applied for patent protection in foreign jurisdictions, and may be unable to obtain patent protection for the technology covered in our patent applications. In addition, we cannot ensure that any of the patent applications will be approved or that the claims allowed on any issued patents will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Furthermore, any issued patents may be challenged, invalidated, or circumvented by third parties.

Many patent applications in the United States may not be public for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. Because some patent applications may not be public for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, and independent contractors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business would be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our solutions from the products of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. However, occasionally third parties may have already registered identical or similar marks for products or solutions that also address the software market. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. There can also be no assurance that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands.

***Any future litigation against us could be costly and time-consuming to defend.***

We have in the past and may in the future become subject to legal proceedings, demands, and claims that arise in the ordinary course of business. We (including our officers and directors) could be sued or face regulatory action for a number of issues, including defamation, civil rights infringement, breach of fiduciary duty, negligence, intellectual property rights infringement, violations of privacy, data protection or security laws, personal injury, product liability, regulatory compliance, or other legal claims relating to information that is published or made available via our platform. Litigation might result in substantial costs and may divert management and key personnel's attention and resources, which might seriously harm our business, results of operations, and financial condition. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could have a material adverse effect on our business, results of operations, and financial condition.

***Our use of "open source" and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions and could subject us to possible litigation.***

A portion of the technologies we use in our platform and mobile application incorporates "open source" software, and we may incorporate open source software in our platform and mobile application in the future. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code, at no cost, or license such code under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we could expend substantial time and resources to re-engineer some or all of our software or be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our platform that contained the open source software, and required to comply with the foregoing conditions, including public release of certain portions of our proprietary source code.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could be harmful to our business, financial condition, or operating results.

We rely on software licensed from third parties to offer our platform. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our platform, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform or mobile application could result in loss of functionality or availability of our platform or mobile application until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform or mobile application. Any of the foregoing would disrupt the distribution and sale of subscriptions to our platform and harm our business, results of operations, and financial condition.

***We, and the third parties with whom we work, are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to artificial intelligence, privacy, data protection, and security. Our actual or perceived failure to comply with such obligations (or such failure by the third parties with whom we work) could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.***

We receive, process, store, and use business and personal information belonging to individuals who interact with Asana, including our users and prospective, current, and former customers. There are numerous federal, state, local, and foreign laws and regulations regarding privacy, data protection, security and the storing, sharing, use, processing, disclosure, and protection of business and personal information including personal information privacy laws, state data breach notification laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). These laws continue to evolve in scope and are subject to differing interpretations, and may contain inconsistencies or pose conflicts with other legal requirements. Preparing for and attempting to comply with these laws and other obligations requires significant resources and, potentially, changes to our technologies, systems, and practices and those of any third parties that process personal information on our behalf.

We seek to comply with applicable laws, regulations, policies, legal obligations, contracts, and industry standards and have developed privacy notices and policies, data processing addenda, and internal privacy procedures to reflect such compliance. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Failure or perceived failure by us (or third parties with whom we work) to comply with our privacy notices and policies, privacy-related obligations to users, customers, or other third parties, or privacy or security-related legal obligations, or any data compromise that results in the accidental or unauthorized release, misuse, or transfer of business or personal information or other user or customer data, may result in domestic or foreign governmental enforcement actions, investigations, penalties, audits, inspections, fines, injunctions (including bans or restrictions on processing personal data, and orders to destroy or not use personal information), litigation, or public statements against us by our users, customers, consumers, regulators, consumer advocacy groups, or others, additional reporting requirements and/or oversight; which would have an adverse effect on our reputation and business. We could also incur significant costs investigating and defending such claims and, if we are found liable, significant damages. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Foreign privacy, data protection, and security laws have become more stringent in recent years, are undergoing a period of rapid change, and increase the costs and complexity of offering our products and services in new and existing geographies. For example, the European Union's General Data Protection Regulation 2019/679 ("the EU GDPR"), the EU GDPR as it forms part of United Kingdom ("UK") law by virtue of section 3 of the European Union (Withdrawal) Act 2018 ("UK GDPR"), Australia's Privacy Act, and Canada's Personal Information Protection and Electronic Documents Act, impose strict requirements for processing personal information. European privacy, data protection, and security laws, including the EU GDPR and UK GDPR impose significant and complex burdens on processing personal information, provide for robust regulatory enforcement, and contemplate significant penalties for noncompliance. Non-compliance with the EU GDPR and UK GDPR can trigger fines of up to the greater of €20 million (£17.5 million for the UK GDPR) or 4% of our global revenues, restrictions or prohibitions on data processing, and exposure to private right of action and enforcement mechanisms including extensive audit and inspection rights, or private litigation related to processing of personal information brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Globally, certain jurisdictions have enacted data residency or data localization laws and have imposed requirements for cross-border transfers of personal information. For example, the cross-border transfer landscape in Europe is complex and other countries outside of Europe have enacted or are considering enacting cross-border data transfer restrictions and laws requiring data residency or other restrictions around the location of the storage and processing of data, which could increase the cost and complexity of doing business. The EU GDPR generally restricts the transfer of personal information to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of privacy, data protection, and security. In addition, Swiss and UK law contain similar data transfer restrictions as the EU GDPR. Although there are currently valid mechanisms available to transfer data from the EEA and the UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges and there remains some uncertainty regarding the future of these cross-border data transfers. If we cannot implement a valid compliance mechanism for cross-border personal information transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from the EEA, UK, or elsewhere. Inability to import personal information to the United States may significantly and negatively impact our business operations, including limiting our ability to collaborate with service providers, contractors, and other companies subject to European and other privacy, data protection, and security laws; or requiring us to increase our data processing capabilities in Europe or elsewhere at significant expense. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.

Furthermore, rules regarding the use of online cookies and similar online trackers in the European Union are becoming more stringent in terms of the advance consent companies must obtain from data subjects before such trackers can be placed on browsers. Other regions of the world have likewise adopted privacy regulations that may result in increased restrictions on cookie collection and use, and fines for noncompliance. Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal information to deliver targeted advertising or analytics. Individuals are now more aware of options related to consent, "do not track" mechanisms (such as browser signals from the Global Privacy Control), and "ad-blocking" software to prevent the collection of their personal information for targeted advertising and analytics purposes. These developments may also impact our analytics and advertising activities and our ability to analyze how users interact with our services. We may be required to change the way we market our products, and any of these developments or changes could materially impair our ability to reach new or existing customers or otherwise negatively affect our operations.

In addition to the European Union, a growing number of other global jurisdictions, such as Brazil, Japan, India and Canada, are considering or have passed legislation implementing privacy, data protection, and security requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our platform, particularly as we expand our operations internationally. Some of these laws, such as the General Data Protection Law in Brazil, the Act on the Protection of Personal Information in Japan, or India's Information Technology Act impose similar obligations as those under the EU GDPR.

Domestic privacy, data protection, security, and consumer protection legislation are also becoming increasingly common in the United States. For example, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal information such as the right to access, correct, or delete certain personal information, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal information, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA requires companies that process information of consumers, business representatives, and employees who are California residents to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain individual privacy rights. The CCPA provides for fines for intentional violations and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in other states and at the federal and local levels, and we expect more states to pass similar laws in the future. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging, and increase legal risk and compliance costs for us and the third parties with whom we work.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, and Iran) and covered individuals (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that may impact certain business activities such as vendor engagements, sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties.

Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies and individuals for online data collection, use, dissemination, and security and privacy practices that appear to be unfair or deceptive. We also publish privacy policies, marketing materials, white papers, and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, concerning privacy, data protection, and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may become subject to investigation, enforcement actions by regulators, or other adverse consequences.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal information. For example, some of our data processing practices have been, and may in the future continue to be, subject to challenges or lawsuits under privacy, data protection, and communications laws, including, for example, challenges based on wiretapping laws for sharing consumer information with third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

There are a number of legislative proposals in the United States, at both the federal and state level, and in the European Union and more globally, that could impose new obligations in areas such as e-commerce, data processing, and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that future laws, regulations, and standards may have on our business. For example, the European Union's Data Act (the "Data Act") became fully applicable on September 12, 2025. Among other things, the Data Act will affect customers' ability to terminate service agreements with us or our competitors. Compliance with the Data Act may require us to adjust contract terms and technical measures for data portability. These changes may impact the duration of customer relationships and result in additional compliance and operational costs, which may affect our business.

In addition to privacy, data protection, and security laws, we are or may become contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to privacy, data protection, and security, and our efforts to comply with such obligations may not be successful.

***We are subject to anti-corruption, anti-bribery, and similar laws, and our failure to comply with these laws could subject us to criminal penalties or significant fines and harm our business and reputation.***

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm our business, results of operations, and financial condition.

***We are subject to various export, import, and trade and economic sanction laws and regulations that could impair our ability to compete in international markets and subject us to liability for noncompliance.***

Our business activities are subject to various export, import, and trade and economic sanction laws and regulations, including, among others, the U.S. Export Administration Regulations, administered by the Department of Commerce's Bureau of Industry and Security ("BIS"), and economic and trade sanctions regulations maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") which we refer to collectively as "Trade Controls". These Trade Controls, which may be enacted at any time, may prohibit or restrict the sale or supply of certain products, including encryption items and other technology, and services to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions. We must be ready to evaluate and respond to these Trade Controls and assess their impact on our business, which can be difficult to ascertain. We incorporate encryption technology into our platform, which may subject its export outside of the United States to various export authorization requirements, including licensing, compliance with license exceptions, or other appropriate government authorization, including the filing of an encryption classification request or self-classification report with the U.S. Commerce Department. In addition, various other countries regulate the import and export of certain encryption and other technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit the ability of organizations to use our platform in those countries.

While we have implemented controls designed to promote and achieve compliance with applicable Trade Controls, in the past we may have inadvertently provided certain services to some customers in apparent violation of U.S. sanctions laws and exported software and source code prior to submitting required filings and obtaining authorization from BIS regarding exports of our software, which may be subject to enforcement action by BIS or OFAC.

Although we seek to conduct our business in full compliance with Trade Controls, we cannot guarantee that these controls will be fully effective. Violations of Trade Controls may subject our company, including responsible personnel, to various adverse consequences, including civil or criminal penalties, government investigations, and loss of export privileges. Further, obtaining the necessary authorizations, including any required licenses, for particular transactions or uses of our platform may be time-consuming, is not guaranteed, and may result in the delay or loss of customers or sales opportunities. In addition, if our reseller partners fail to obtain any required import, export, or re-export licenses or permits, this could result in a violation of law by us, and we may also suffer reputational harm and other negative consequences, including government investigations and penalties.

Finally, changes in our platform or future changes in Trade Controls, such as those we have seen issued by the United States and other governments in response to global armed conflicts, could result in our inability to provide our platform to certain customers or decreased use of our platform by existing or potential customers with international operations. For example, on June 12, 2024, OFAC issued a determination imposing new restrictions on the export, reexport, sale, or supply of IT support and cloud-based services for enterprise management software and design and manufacturing software to persons located in Russia, which went into effect on September 12, 2024. We continue to evaluate these Trade Controls sanctions and their potential applicability to our products and services; however, we are unable to quantitatively estimate any impacts to our business at this time. Any decreased use of our platform or mobile application or increased limitations on our ability to export or sell our platform and mobile application would adversely affect our business, results of operations, and financial condition.

***Changes in tax laws or regulations could be enacted or existing tax laws or regulations could be applied to us or our customers in a manner that could increase the costs of our platform and harm our business.***

Income, sales, use, value added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted or amended at any time (possibly with retroactive effect), and could be applied solely or disproportionately to products and services provided over the internet. For example, on July 4, 2025, the United States enacted federal tax legislation commonly referred to as the One Big Beautiful Bill Act. This and other legislation, or further enactments of or amendments to tax laws, could reduce our sales activity due to the inherent cost increase the taxes would represent and ultimately harm our results of operations and cash flows.

The application of U.S. federal, state, local, and international tax laws to services provided electronically is unclear and continuously evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our customers, we would be held liable for such costs, thereby adversely affecting our results of operations and harming our business.

We may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. Although we have only been required to pay income and value-added taxes in certain foreign jurisdictions to date, the amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax filings and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which would harm us and our results of operations.

***Our business, results of operations, and financial condition may be harmed if we are required to collect sales, value added, or other related taxes for subscriptions to our platform in jurisdictions where we have not historically done so.***

We collect sales taxes and value added taxes in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, value added, or other tax collection obligations on us. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, value added, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales, value added, or other related taxes, or otherwise harm our business, results of operations, and financial condition.

***Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.***

We do not expect to become profitable in the near future, may never achieve profitability, and have incurred substantial net operating losses ("NOLs") during our history. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate change in stock ownership by one or more stockholders or groups of stockholders owning at least 5% of a corporation's stock exceeds more than 50 percentage points over a three-year period. We have experienced ownership changes since inception and our utilization of NOL carryforwards will be subject to annual limitations. However, it is not expected that the annual limitations will result in the expiration of our NOLs or other tax attribute carryforwards prior to utilization. We may experience additional ownership changes in connection with subsequent shifts in our stock ownership (some of which are outside our control). As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

**Risks Related to Our Capital Allocation Strategy**

*We may need additional capital, and we cannot be sure that additional financing will be available.*

Historically, we have financed our operations and capital expenditures primarily through sales of our capital stock and debt securities that are convertible into our capital stock. In the future, we may raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, competitions, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may need to raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. If the overall economy is negatively impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakening our ability to develop potential businesses and a decreased ability to raise additional capital when needed on acceptable terms, if at all. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, competition, or unforeseen circumstances would be adversely affected.

*Our operating activities may be restricted as a result of covenants related to the indebtedness under our November 2022 Senior Secured Credit Facility, and we may be required to repay the outstanding indebtedness in an event of default, which would have an adverse effect on our business. Additionally, future operational challenges on the part of our lender could impact our ability to quickly access additional liquidity.*

On November 7, 2022, we entered into an agreement with several banks and other financial institutions or entities for which Silicon Valley Bank ("SVB") acted as issuing lender, administrative agent and collateral agent, under which we may incur loans in an aggregate principal amount not to exceed $150 million, consisting of a term loan facility in an aggregate principal amount equal to $50 million and a revolving loan facility in an aggregate principal amount of up to $100 million, including a $30 million letter of credit sub-facility (collectively and as amended on April 13, 2023, June 18, 2024, November 18, 2024, May 29, 2025, and February 26, 2026, the "November 2022 Senior Secured Credit Facility"). On March 27, 2023, First Citizens BancShares, Inc. ("First Citizens") announced that it had entered into an agreement to purchase assets and liabilities of SVB, inclusive of our November 2022 Senior Secured Credit Facility. We continue to have the ability to make additional borrowings under the November 2022 Senior Secured Credit Facility which is now held by SVB as a division of First Citizens.

Additionally, the November 2022 Senior Secured Credit Facility includes customary conditions to borrowing and covenants, including restrictions on our ability to incur liens, incur indebtedness, make or hold investments, execute certain change of control transactions, business combinations or other fundamental changes to the business, dispose of assets, make certain types of restricted payments or enter into certain related party transactions, subject to customary exceptions. In addition, the November 2022 Senior Secured Credit Facility contains financial covenants that require us to maintain a consolidated adjusted quick ratio of 1.25 to 1.00, as well as a minimum cash adjusted EBITDA, each tested on a quarterly basis. The November 2022 Senior Secured Credit Facility contains customary events of default relating to, among other things, payment defaults, breach of covenants, cross acceleration to material indebtedness, bankruptcy-related defaults, judgment defaults, and the occurrence of certain change of control events. Non-compliance with one or more of the covenants and restrictions or the occurrence of an event of default could result in the full or partial principal balance of the November 2022 Senior Secured Credit Facility becoming immediately due and payable and termination of the commitments. Our business may be adversely affected by these restrictions on our ability to operate our business.

**Risks Related To Ownership of Our Class A Common Stock**

*The trading price of our Class A common stock may be volatile and could decline significantly and rapidly.*

The trading price of our Class A common stock has been and could continue to be subject to wide fluctuations in response to numerous factors in addition to the ones described in the preceding Risk Factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our results of operations;

- overall performance of the equity markets, the economy as a whole, and macroeconomic factors such as inflationary pressures;

- changes in the financial projections we may provide to the public or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- changes in pricing of subscription plans to our platform;

- actual or anticipated changes in our growth rate relative to that of our competitors;

- changes in the anticipated future size or growth rate of our addressable markets;

- announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

- additions or departures of members of our board of directors, management, or key personnel;

- rumors and market speculation involving us or other companies in our industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to privacy, data protection, and security in the United States or globally;

- lawsuits threatened or filed against us;

- other events or factors, including bank failures, war, international tariffs, incidents of terrorism, or responses to these events;

- health epidemics, such as influenza, and other highly communicable diseases or viruses; and

- sales, purchases, or expectations with respect to such transactions, of shares of our Class A common stock by us or our security holders, particularly by our founders, directors, executive officers, and principal stockholders, none of whom are subject to any contractual lock-up agreement or other contractual restrictions on transfer.

In addition, companies in the technology industry have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. For example, despite our revenue growing year over year, our stock price has previously experienced significant volatility due to general downturns and increased instability in the equity markets. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

***Our largest stockholder will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.***

Dustin Moskovitz, our co-founder, Chair, and former Chief Executive Officer, beneficially owns a significant percentage of our outstanding Class A common stock and Class B common stock, representing a majority of the voting power of our capital stock as of January 31, 2026. Mr. Moskovitz could exert substantial influence over matters requiring approval by our stockholders. This concentration of ownership may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

***The dual class structure of our common stock has the effect of concentrating voting control with our founders, directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.***

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock listed on the New York Stock Exchange ("NYSE") and the Long-Term Stock Exchange ("LTSE") has one vote per share. Our founders, directors, executive officers, and their affiliates hold a majority of the voting power of our capital stock. Because of the 10-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a significant percentage of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the date of automatic conversion described below, when all outstanding shares of Class B common stock and Class A common stock will convert automatically into shares of a single class of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the date that is the earlier of (i) the date that is specified by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Class B common stock, (ii) one year after the death or permanent disability of Mr. Moskovitz, or (iii) the later of the date that is (x) September 21, 2030 and (y) the date that Mr. Moskovitz no longer serves as our Chief Executive Officer or as a member of our board of directors. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares over the long term. As a result, it is possible that, in addition to Mr. Moskovitz, one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

***We cannot predict the effect our dual class structure may have on the trading price of our Class A common stock.***

We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock on the NYSE and the LTSE, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. The FTSE Russell requires new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders. Under such policies, the dual class structure of our common stock may make us ineligible for inclusion in certain indices. As a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class

A common stock if we are not included and the trading price of our Class A common stock could be adversely affected. Previously, S&P Dow Jones also excluded companies utilizing dual or multi-class capital structures from its indices, including the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600, which together make up the S&P Composite 1500. However, in April 2023, it reversed this policy and announced that companies with dual or multi-class capital structures will again be eligible for inclusion on its indices. We cannot be sure that this policy, or the policies of other indices, will not change further and make us ineligible for inclusion on indices in the future.

In addition, institutional investors and certain investment funds may also be precluded, reluctant or unwilling to invest in entities with multiple class structures due to a lack of ability to meaningfully influence corporate affairs and policies through voting. Such restrictions, reluctance and unwillingness may make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

***Sales of substantial amounts of our Class A common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.***

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our founders, directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class A common stock to decline.

In addition, certain of our security holders have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

We may also issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in significant dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

***Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.***

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

***We cannot guarantee that our share repurchase program will be fully implemented or that such program will enhance the long-term value of our share price.***

In June 2024, our board of directors authorized a stock repurchase program of up to $150 million of our outstanding Class A common stock. On May 30, 2025, our board of directors authorized the repurchase of an additional $100 million of the Company's outstanding Class A common stock and removed the fixed duration of the program. On February 27, 2026, our board of directors authorized the repurchase of an additional $160 million of the Company's outstanding Class A common stock. Repurchases are made on the open market, including via pre-set trading plans, in accordance with applicable securities laws. The program does not obligate us to acquire any particular amount of Class A common stock, and the repurchase program may be suspended or discontinued at any time at our discretion. Although the program has been approved, there is no obligation for the Company to repurchase any specific dollar amount of stock.

The existence of our stock repurchase program could affect the price of our stock and could potentially reduce the market liquidity for our stock. Although our stock repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program. Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or investments, other business opportunities, and other general corporate projects, and we may fail to realize the anticipated long-term stockholder value of any stock repurchase program.

***Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.***

We cannot assure you that any equity research analysts will adequately provide research coverage about our company and of our Class A common stock. A lack of adequate research coverage may harm the liquidity and trading price of our Class A common stock. To the extent equity research analysts do provide research coverage of our company and our Class A common stock, we will not have any control over the content and opinions included in their reports. The trading price of our Class A common stock could decline if one or more of these analysts downgrade our stock or publish inaccurate or unfavorable commentary or research. If one or more of these analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our Class A common stock could decrease, which in turn could cause our trading price or trading volume to decline.

***The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.***

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the listing standards of the NYSE and the LTSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have already hired additional employees and engaged outside consultants to assist us in complying with these requirements, we may need to increase this staffing in the future, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. This uncertainty may be exacerbated by the recent change of administration at the federal level, the appointment of a new Chair of the Securities and Exchange Commission ("SEC") and the ongoing reevaluation of regulatory priorities with respect to public companies, including changing regulatory and enforcement practices at the SEC and the national securities exchanges. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a public company that is subject to these new rules and regulations has made and will continue to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers. As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition.

***We do not intend to pay dividends for the foreseeable future.***

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. In addition, our November 2022 Senior Secured Credit Facility contains restrictions on our ability to pay dividends. Accordingly, investors must rely on sales of their Class A common stock as the only way to realize any future gains, if any, on their investments.

***Additional stock issuances could result in significant dilution to our stockholders.***

We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Additional issuances of our stock will result in dilution to existing holders of our stock. Also, the exercise of stock options to purchase our stock and the settlement of RSUs will result in further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. For example, on September 7, 2022, we issued and sold 19,273,127 shares of our Class A common stock to our co-founder, Chair, and former Chief Executive Officer, Dustin Moskovitz, in a private placement transaction, at a purchase price of $18.16 per share, based on the closing trading price of the Company's Class A common stock on September 2, 2022, for aggregate gross proceeds of approximately $350 million. Any future such transactions, notes or issuances could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.

***Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our Class A common stock may be lower as a result.***

There are provisions in our restated certificate of incorporation and amended and restated bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

- a classified board of directors so that not all members of our board of directors are elected at one time;

- the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

- a requirement that our directors may only be removed for cause;

- a prohibition on cumulative voting for directors;

- the requirement of a super-majority to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

- authorization of the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- provide for a dual class common stock structure in which holders of our Class B common stock, which has 10 votes per share, have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class B and Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

- an inability of our stockholders to call special meetings of stockholders; and

- a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our restated certificate of incorporation, our amended and restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

***Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.***

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us or our stockholders arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws, any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws, any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or any action asserting a claim governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instances, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

**General Risks**

***Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.***

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

***A failure to establish and maintain an effective system of disclosure controls and internal control over financial reporting, could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations.***

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and investments to strengthen our accounting systems. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with generally accepted accounting principles ("GAAP"), we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this Annual Report on Form 10-K and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE or the LTSE. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting and may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our Class A common stock.

***We may face exposure to foreign currency exchange rate fluctuations.***

While we have historically transacted in U.S. dollars with the majority of our customers and vendors, we have also transacted in foreign currencies and for foreign jurisdictions where we have operations, and expect to continue to transact in more foreign currencies in the future. Accordingly, declines in the value of foreign currencies relative to the U.S. dollar can adversely affect our revenues and results of operations due to transactional and translational remeasurement that is reflected in our earnings. Also, fluctuations in the values of foreign currencies relative to the U.S. dollar could make it more difficult to detect underlying trends in our business and results of operations.

***If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.***

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the useful lives and carrying values of long-lived assets, the fair value of common stock, stock-based compensation expense, the period of benefit for deferred contract acquisition costs, and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

***Catastrophic events, health epidemics, or geopolitical conflicts may disrupt our business.***

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. In particular, health crises and international conflicts, including the reactions of governments, markets, and the general public, may result in a number of adverse consequences for our business, operations, and results of operations, both worldwide and in our offices in affected regions, many of which are beyond our control.

We have our headquarters and a large employee presence in San Francisco, California, and the west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our platform development, lengthy interruptions in our platform, breaches of security, and loss of critical data, all of which would harm our business, results of operations, and financial condition. Acts of terrorism would also cause disruptions to the internet or the economy as a whole. In addition, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incident, and our insurance may not be sufficient to compensate us for the losses that could occur.

## Item 1B. Unresolved Staff Comments

None.

## Item 1C. Cybersecurity

### Risk Management and Strategy

We implement and maintain a formal information security management program designed to identify, assess, and manage material risks from cybersecurity threats to our critical networks, services, and data. Our information security management program includes a dedicated security team led by our Head of Security that is responsible for implementing security controls and monitoring for suspicious activity. Our information security management program also includes a cybersecurity risk management process which aims to identify and assess material risks from cybersecurity threats, including from vulnerabilities within Asana systems and new and emerging threats to Company operations by using automated and manual tools, subscribing to and analyzing reports and services that identify certain cybersecurity threats, conducting scans of certain environments, evaluating our and our industry's risk profile, evaluating threats reported to us, and conducting audits and threat assessments.

We consider our information security management program and the cybersecurity governance structure described below to be part of our overall enterprise risk management program.

Depending on the nature of the environment, system and/or data, we implement and maintain various technical and organizational measures, processes, standards and/or policies designed to manage and mitigate cybersecurity risks, including, for example, as may be appropriate: employee training, software design review, static code analysis, coordinated vulnerability disclosure and bug bounty program, penetration testing performed by an outside assessment firm, vulnerability scanning and management, endpoint and network security monitoring, access controls, vendor risk management, asset management, and software updates and patching.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including as applicable to our environments, systems, and data. These third-party service providers may include, but are not limited to, cybersecurity consultants, cybersecurity software providers, cybersecurity assessment firms, and forensic investigators.

To operate our business, we also use third-party vendors to perform a variety of functions, including but not limited to, developing aspects of our platform, hosting and delivering our platform and related services, supporting the sale and marketing of our products and services, and providing technical and customer support. Depending on the nature of the services provided, the sensitivity of the systems and data at issue, and the identity of the vendor, our vendor management process may involve different measures designed to help identify, assess, and manage cybersecurity risks associated with the vendor, such as conducting risk assessments and re-assessments, reviewing of the vendor's security program, and imposing contractual cybersecurity-related obligations on the vendor. For example, our security, privacy, and IT teams may review the vendor's security protocols, data retention policies and privacy policies, privacy practices, and security track record, and advise on implementation best practices.

See the section titled *Item IA. Risk Factors*, including "If our information technology systems, or those of third parties with whom we work, or our data are or were compromised or operate in an unintended way, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences", for additional information about the risks from cybersecurity threats that may materially affect our business.

**Governance**

The Audit Committee of our board of directors is responsible for assisting the Board in overseeing the Company's risk assessment and risk management processes, including risks related to cybersecurity and data privacy. Our Head of Security, who reports to our Chief Technology Officer and works with other members of management, manages the Company's cybersecurity program. Our Head of Security holds a master's degree in computer engineering from the Rochester Institute of Technology and has over 15 years of cybersecurity experience. Our Chief Technology Officer holds a master's degree in electrical engineering from Binghamton University, a bachelors of technology in electronics & communications engineering from the Indian Institute of Technology, and has over two decades of leadership experience at technology companies overseeing key engineering functions. Our Head of Security provides regular updates to the Audit Committee and the Board on cybersecurity risks faced by the Company and the Company's processes for risk identification, assessment, and management.

Our management team is involved in assessing and managing the Company's material risks from cybersecurity threats, including by hiring appropriate personnel, considering cybersecurity risk in our enterprise risk management strategy, helping prepare for cybersecurity incidents, and participating in the cybersecurity incident response and remediation process for incidents escalated to it including determining materiality. Our management that is involved in these processes includes our Head of Security, Head of Global Privacy, Chief Technology Officer, Chief Information Officer, Chief Financial Officer, General Counsel, and Chief Marketing Officer. Management also escalates, as appropriate, reports relating to cybersecurity incidents or threats to the Audit Committee.

**Item 2. Properties**

Our corporate headquarters is located in San Francisco, California, where we lease approximately 266,000 square feet of office space pursuant to a lease that expires in October 2033. We began occupying this space during fiscal 2022 as our new corporate headquarters.

We also maintain additional offices in the United States and internationally.

We may procure additional space in the future if we add employees or expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

**Item 3. Legal Proceedings**

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

**Item 4. Mine Safety Disclosures**

Not applicable.

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Security**

**Market Information for Our Class A Common Stock**

Our Class A common stock has been listed on the NYSE under the symbol "ASAN" since September 30, 2020. Prior to that date, there was no public trading market for our Class A common stock. Since August 26, 2021, our Class A common stock has also been listed on the LTSE under the symbol "ASAN."

**Holders of Record**

As of March 1, 2026, we had 115 holders of record of our Class A common stock and 13 holders of record of our Class B common stock. Because many of our shares of Class A common stock are held in street name by brokers and other nominees on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these holders of record.

**Dividend Policy**

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

**Securities Authorized for Issuance under Equity Compensation Plans**

See the section titled *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* for information regarding securities authorized for issuance.

**Stock Performance Graph**

*This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.*

The following graph compares (i) the cumulative total stockholder return on our Class A common stock from January 31, 2021 through January 31, 2026 with (ii) the cumulative total return of the Standard & Poor's (S&P) 500 Index and the Standard & Poor's Information Technology Index over the same period, assuming the investment of $100 in our Class A common stock and in both of the other indices on January 31, 2021 and the reinvestment of dividends. The graph uses the closing market price on January 31, 2021 of $35.37 per share as the initial value of our Class A common stock. As discussed above, we have never declared or paid a cash dividend on our Class A common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future.

## Stock Performance Graph



### Unregistered Sales of Equity Securities

None.

### Issuer Purchase of Equity Securities

The following table presents our stock repurchase activity under our authorized stock repurchase program for the three months ended January 31, 2026 (in thousands, except for per share data):

| | Total Number of Shares Purchased[1] | Average Price Paid Per Share[2] | | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3] | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans of Programs[3] | |
|---|---|---|---|---|---|---|
| November 1 - November 30 | 1,229 | $ | 12.69 | 1,229 | $ | 81,863 |
| December 1 - December 31 | 1,523 | $ | 14.18 | 1,523 | $ | 60,274 |
| January 1 - January 31 | 1,798 | $ | 11.59 | 1,798 | $ | 39,441 |
| Total | 4,550 | | | 4,550 | | |

_____

(1) All of the shares purchased during the quarter ended January 31, 2026 were acquired pursuant to our publicly announced stock repurchase program described in footnote 3 below.

(2) The average price paid per share is net of brokerage commissions.

(3) In June 2024, our board of directors authorized a stock repurchase program of up to $150 million of our outstanding Class A common stock. On May 30, 2025, our board of directors amended the Repurchase Program to remove the expiration date of the Repurchase Program and authorized the repurchase of an additional $100.0 million of the Company's outstanding Class A common stock pursuant to the Repurchase Program. On February 27, 2026, our board of directors amended the Repurchase Program to authorize the repurchase of an additional $160.0 million of the Company's outstanding Class A common stock pursuant to the Repurchase Program. As of January 31, 2026, $39.4

million remained available for future repurchases under the Repurchase Program, and following the February 27, 2026 amendment, the Company now has a total of $199.4 million available for future repurchases under the Repurchase Program. The Repurchase Program, as amended, has no specified expiration date and will continue until the funds committed to the Repurchase Program are exhausted or such authorization is revoked by our board of directors.

**Item 6. [Reserved]**

**Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As described in the section titled "Special Note Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included above in this report. Our fiscal year ends on January 31.*

## Overview

Asana is the system of action for work, built for the Agentic Enterprise. We provide a comprehensive solution where humans and AI agents can collaborate effectively so that individuals work smarter, teams move faster, and organizations deliver results. Over 180,000 paying customers across 200 countries and territories use Asana to connect their work to company goals and orchestrate mission critical workflows like product launches, employee onboarding, resource planning, tracking company-wide strategic initiatives and more. By combining institutional memory with a governed execution surface, our platform enables organizations to orchestrate work across human and AI team members. This drives clarity, accountability, and impact across the organization from executives and department heads to the team leads, individuals, and agents delivering the work. In Asana, the "Who, What, When, and Why" of work is transparent, ensuring that every action, whether taken by a person or an AI agent, is grounded in real business context and aligned to strategic goals.

We offer complementary products within the Asana platform to meet the needs of diverse organizations:

• our core work management product, available in a tiered, seat-based model;

• AI Teammates, collaborative AI agents that work like real teammates to accelerate outcomes, which operates on a consumption basis; and

• Asana AI Studio, a no-code builder that lets teams build and embed AI into workflows, also on a consumption basis.

We employ a hybrid go-to-market approach, combining a product-led model, direct sales and channel partners.

We have experienced significant growth in recent periods. Our revenues were $790.8 million, $723.9 million, and $652.5 million for fiscal 2026, fiscal 2025, and fiscal 2024, respectively, representing growth of 9% and 11% for fiscal 2026 and fiscal 2025, respectively. As of January 31, 2026, we had 1,767 employees, representing a decrease of 3% since January 31, 2025. We had a net loss of $189.0 million, $255.5 million, and $257.0 million for fiscal 2026, fiscal 2025, and fiscal 2024, respectively.

## Key Business Metrics

We believe that our growth and financial performance are dependent upon many factors, including the key factors described below.

### Paying Customers

We are focused on continuing to grow the number of customers that use our platform, and specifically on growing the number of customers spending over $5,000 on an annualized basis ("Core customers"), and those spending over $100,000 on an annualized basis. Our operating results and growth opportunity depend, in part, on our ability to attract new customers and expand within those same organizations. We believe we have significant greenfield opportunities among addressable customers worldwide and we will continue to invest in our research and development and our sales and marketing organizations to address this opportunity.

We define a customer as a distinct account, which could include a team, company, educational or government institution, organization, or distinct business unit of a company, that is on a paid subscription plan, a free version, or a free trial of one of our paid subscription plans. A single organization may have multiple customers. We define a paying customer as a customer on a paid subscription plan.

We define customers spending over $5,000 and $100,000 as those organizations on a paid subscription plan that had $5,000 or more or $100,000 or more in annualized GAAP revenues in a given quarter, respectively, inclusive of discounts. As customers realize the productivity benefits we provide, our platform often becomes critical to managing their work, increasing employee productivity and achieving their objectives, which drives further adoption and expansion opportunities, and results in higher annualized contract values. We believe that our ability to increase the number of these customers is an important indicator of the components of our business, including: the continued acquisition of new customers, retaining and expanding our user base within existing customers, our continued investment in product development and functionality required by larger organizations, and the strategic expansion of our direct sales force.

As of January 31, 2026, we had 25,928 Core customers contributing approximately 73% of revenues for the fiscal year then ended. As of January 31, 2025, we had 24,062 Core customers who contributed approximately 72% of revenues for the fiscal year then ended.

As of January 31, 2026 and 2025, we had 817 and 726 customers spending over $100,000, on an annualized basis, respectively.

### *Dollar-based Net Retention Rate*

We expect to derive a portion of our revenue growth from expansion within our existing customer base, where we have an opportunity to expand adoption of Asana across teams, departments, and organizations. We believe that our dollar-based net retention rate demonstrates our opportunity to further expand within our existing customer base, particularly those that generate higher levels of annual revenues.

Our reported dollar-based net retention rate equals the simple arithmetic average of our quarterly dollar-based net retention rate for the four quarters ending with the most recent fiscal quarter. We calculate our dollar-based net retention rate by comparing our revenues from the same set of customers in a given quarter, relative to the comparable prior-year period. To calculate our dollar-based net retention rate for a given quarter, we start with the revenues in that quarter from customers that generated revenues in the same quarter of the prior year. We then divide that amount by the revenues attributable to that same group of customers in the prior-year quarter. Current period revenues include any upsells and are net of contraction or attrition over the trailing 12 months, but exclude revenues from new customers in the current period. We expect our dollar-based net retention rate to fluctuate due to a number of factors, including the expected growth of our revenue base, the level of penetration within our customer base, our ability to retain our customers, and the macroeconomic environment. For example, macroeconomic conditions have affected customers' renewal decisions, which has impacted our dollar-based net retention rate in recent periods.

As of January 31, 2026 and 2025, our dollar-based net retention rate was 96%.

As of January 31, 2026 and 2025, our dollar-based net retention rate for our Core customers was 97%. Our dollar-based net retention rate for customers spending over $100,000 on an annualized basis for the same periods was 96%.

## Current Economic Conditions

Global macroeconomic events including inflation, fluctuating interest rates, bank failures, supply chain disruptions, fluctuations in currency exchange rates, tariffs and changes in trade agreements, and geopolitical unrest have led to economic uncertainty. These macroeconomic conditions have and are likely to continue to have adverse effects on the rate of global IT spending, including the buying patterns of our customers and prospective customers, and the length of our sales cycles.

Additionally, the introduction and acceptance of AI-assisted technologies has impacted traditional search engine user discovery of our products, particularly by small and midsize businesses. While we have aligned our product-led growth initiatives to this new environment and seen modest quarter-over-quarter traffic recovery from these customers as well as improvements in web conversion and retention, we expect these shifting dynamics to continue to impact us throughout fiscal year 2027.

**Components of Results of Operations**

### Revenues

We primarily generate revenues from subscription fees earned from customers accessing our cloud-based platform. Subscription revenues are driven primarily by the number of paying customers, the number of paying users within the customer base, and the level of subscription plan. We recognize revenues ratably over the related contractual term beginning on the date that the platform is made available to a customer.

We also generate revenues from our consumption-based AI product and professional services, which are not material to the consolidated financial statements.

### Cost of Revenues

Cost of revenues consists primarily of the cost of providing our platform to free users and paying customers and is comprised of third-party hosting fees, personnel-related expenses for our operations and support personnel including allocated overhead costs for facilities and shared IT-related expenses, third-party implementation services partner fees, infrastructure and application performance monitoring costs, credit card processing fees, and amortization of our capitalized internal-use software costs.

As we acquire new customers and existing customers increase their use of our cloud-based platform, we expect that our cost of revenues will continue to increase.

### Gross Profit and Gross Margin

Gross profit, or revenues less cost of revenues, and gross margin, or gross profit as a percentage of revenues, has been and will continue to be affected by various factors, including the timing of our acquisition of new customers, renewals of and follow-on sales to existing customers, costs associated with operating our cloud-based platform, and the extent to which we expand our operations and customer support organizations. We expect our gross profit to increase in dollar amount and our gross margin to remain relatively consistent over the long term.

### Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel-related expenses are the most significant component of operating expenses and consist of salaries, employer payroll taxes, benefits, stock-based compensation expense, and, in the case of sales and marketing expenses, sales commissions. Operating expenses also include an allocation of overhead costs for facilities and shared IT-related expenses, including depreciation expense.

### Research and Development

Research and development expenses consist primarily of personnel-related expenses. These expenses also include product design costs, third-party services and consulting expenses, software subscriptions and computer equipment used in research and development activities, and allocated overhead costs. A substantial portion of our research and development efforts are focused on enhancing our software architecture and adding new features and functionality to our platform. We anticipate continuing to invest in innovation and technology development, including the integration of AI in our products, and as a result, we expect research and development expenses to continue to increase in dollar amount, but to decrease as a percentage of revenues over time.

*Sales and Marketing*

Sales and marketing expenses consist primarily of personnel-related expenses and expenses for performance marketing, brand marketing, pipeline generation, and sponsorship activities. These expenses also include allocated overhead costs, travel-related expenses, and professional fees. Sales commissions earned by our sales force that are considered incremental and recoverable costs of obtaining a subscription with a customer are deferred and amortized on a straight-line basis over the expected period of benefit of three years.

We continue to make strategic investments in our sales and marketing organization, and we expect sales and marketing expenses to remain our largest operating expense in dollar amount. We expect our sales and marketing expenses to continue to increase in dollar amount but to decrease as a percentage of revenues over time, although the percentage may fluctuate from period to period depending on the extent and timing of our initiatives.

*General and Administrative*

General and administrative expenses consist primarily of personnel-related expenses for our finance, human resources, information technology, and legal organizations, and for certain of our executives. These expenses also include non-personnel costs, such as outside legal, accounting, and other professional fees, software subscriptions and expensed computer equipment, certain tax, license, and insurance-related expenses, impairment charges, and allocated overhead costs.

We have recognized and will continue to recognize certain expenses as part of being a publicly traded company, consisting of professional fees and other expenses. As a public company, we incur additional costs associated with accounting, compliance, insurance, and investor relations. We expect our general and administrative expenses to continue to increase in dollar amount for the foreseeable future but to generally decrease as a percentage of our revenues, although the percentage may fluctuate from period to period depending on the timing and amount of our general and administrative expenses.

**Interest Income and Other Income (Expense), Net and Interest Expense**

Interest income and other income (expense), net consists of income earned on our marketable securities and investments, in addition to foreign currency transaction gains and losses.

Interest expense consists of interest expense from our credit facilities.

**Provision for Income Taxes**

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. To date, we have not recorded a material provision for income taxes for any of the periods presented other than for foreign income tax. In the United States, we have recorded deferred tax assets for which we provide a full valuation allowance, which primarily include net operating loss carryforwards and research and development tax credit carryforwards. We expect to maintain this full valuation allowance for the foreseeable future as it is more likely than not the deferred tax assets will not be realized based on our history of losses.

**Results of Operations**

The following tables set forth our results of operations for the periods presented and as a percentage of our revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Revenues | $ 790,806 | $ 723,876 | $ 652,504 |
| Cost of revenues [1] | 86,759 | 77,193 | 64,524 |
| Gross profit | 704,047 | 646,683 | 587,980 |
| Operating expenses: | | | |
| Research and development [1] | 301,496 | 341,467 | 324,688 |
| Sales and marketing [1] | 406,952 | 419,950 | 391,955 |
| General and administrative [1] | 192,930 | 152,001 | 141,334 |
| Total operating expenses | 901,378 | 913,418 | 857,977 |
| Loss from operations | (197,331) | (266,735) | (269,997) |
| Interest income and other income (expense), net | 16,312 | 19,647 | 20,624 |
| Interest expense | (3,148) | (3,683) | (3,952) |
| Loss before provision for income taxes | (184,167) | (250,771) | (253,325) |
| Provision for income taxes | 4,857 | 4,765 | 3,705 |
| Net loss | $ (189,024) | $ (255,536) | $ (257,030) |

_____

(1)      Amounts include stock-based compensation expense as follows:

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Cost of revenues | $ 1,803 | $ 1,387 | $ 1,549 |
| Research and development | 106,174 | 115,953 | 112,619 |
| Sales and marketing | 58,089 | 64,320 | 59,217 |
| General and administrative | 48,777 | 29,611 | 29,033 |
| Total stock-based compensation expense | $ 214,843 | $ 211,271 | $ 202,418 |

The following table sets forth the components of our statements of operations data, for each of the periods presented, as a percentage of revenues.

| | Year Ended January 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| | (percent of revenues) | | |
| Revenues | 100 % | 100 % | 100 % |
| Cost of revenues | 11 | 11 | 10 |
| Gross margin | 89 | 89 | 90 |
| Operating expenses: | | | |
| Research and development | 38 | 47 | 50 |
| Sales and marketing | 51 | 58 | 60 |
| General and administrative | 24 | 21 | 22 |
| Total operating expenses | 114 | 126 | 131 |
| Loss from operations | (25) | (37) | (41) |
| Interest income and other income (expense), net | 2 | 3 | 3 |
| Interest expense | * | * | * |
| Loss before provision for income taxes | (23) | (35) | (39) |
| Provision for income taxes | * | * | * |
| Net loss | (24)% | (35)% | (39)% |

_____
* Less than 1%.
Note: Certain figures may not sum due to rounding.

## Comparison of the Fiscal Years Ended January 31, 2026 and 2025

### Revenues

| | Year Ended January 31, | | $ Change | % Change |
|---|---|---|---|---|
| | 2026 | 2025 | | |
| | (dollars in thousands) | | | |
| Revenues | $ 790,806 | $ 723,876 | $ 66,930 | 9 % |

Revenues increased $66.9 million, or 9%, during fiscal 2026 compared to fiscal 2025. The increase in revenues was primarily due to the addition of new paying customers and a continued shift in our sales mix toward our Enterprise+ subscription plan.

### Cost of Revenues

| | Year Ended January 31, | | $ Change | % Change |
|---|---|---|---|---|
| | 2026 | 2025 | | |
| | (dollars in thousands) | | | |
| Cost of revenues | $ 86,759 | $ 77,193 | $ 9,566 | 12 % |

Cost of revenues increased $9.6 million, or 12%, during fiscal 2026 compared to fiscal 2025. The increase was primarily due to an increase of $3.4 million in amortization of capitalized software development costs, an increase of $3.4 million in personnel-related costs, and an increase of $2.4 million in professional services related costs.

*Operating Expenses*

|  | Year Ended January 31, | | $ Change | % Change |
|---|---|---|---|---|
|  | 2026 | 2025 | | |
|  | (dollars in thousands) | | | |
| Research and development | $ 301,496 | $ 341,467 | $ (39,971) | (12)% |
| Sales and marketing | 406,952 | 419,950 | (12,998) | (3)% |
| General and administrative | 192,930 | 152,001 | 40,929 | 27 % |
| Total operating expenses | $ 901,378 | $ 913,418 | $ (12,040) | (1)% |

*Research and Development*

Research and development expenses decreased $40.0 million, or 12%, during fiscal 2026 compared to fiscal 2025. The decrease was primarily due to a decrease of $32.9 million in personnel-related expenses, an increase of $5.4 million in capitalized internal-use software due to investments in AI initiatives, a decrease of $2.6 million in allocated overhead costs, partially offset by an increase of $1.3 million in subscription and software related expenses.

*Sales and Marketing*

Sales and marketing expenses decreased $13.0 million, or 3%, during fiscal 2026 compared to fiscal 2025. The decrease was primarily due to a decrease of $13.7 million in personnel-related costs, a decrease of $2.6 million in fees to marketing vendors, a decrease of $0.6 million in professional fees, partially offset by $4.2 million increase in commissions.

*General and Administrative*

General and administrative expenses increased $40.9 million, or 27%, during fiscal 2026 compared to fiscal 2025. The increase was primarily due to an increase of $24.0 million in impairment charges related to subleased office space, an increase of $16.5 million in personnel-related costs, an increase of $1.8 million in tax contingencies, partially offset by a decrease of $1.4 million in provision for credit losses and a decrease of $0.6 million in insurance.

***Interest Income, Interest Expense, and Other Income (Expense), Net***

|  | Year Ended January 31, | | $ Change | % Change |
|---|---|---|---|---|
|  | 2026 | 2025 | | |
|  | (dollars in thousands) | | | |
| Interest income and other income (expense), net | $ 16,312 | $ 19,647 | $ (3,335) | (17)% |
| Interest expense | $ (3,148) | $ (3,683) | $ 535 | 15 % |

Interest income and other income (expense), net decreased $3.3 million during fiscal 2026 compared to fiscal 2025 due primarily to a decrease in interest income from our investments in marketable securities. Interest expense decreased $0.5 million during fiscal 2026 compared to fiscal 2025 primarily due to a decrease in interest rates.

**Comparison of the Fiscal Years Ended January 31, 2025 and 2024**

For a comparison of our results of operations for the fiscal years ended January 31, 2025 and 2024, see *Part II— Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 18, 2025.

**Non-GAAP Financial Measures**

The following tables present certain non-GAAP financial measures for each period presented below. In addition to our results determined in accordance with GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance. See below for a description of the non-GAAP financial measures and their limitations as an analytical tool.

| | Year Ended January 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Non-GAAP income (loss) from operations | $ 56,655 | $ (40,787) | $ (58,099) |
| Non-GAAP net income (loss) | $ 64,962 | $ (29,588) | $ (45,132) |
| Free cash flow | $ 76,982 | $ 2,643 | $ (31,092) |
| Adjusted free cash flow | $ 84,475 | $ 2,643 | $ (30,385) |

### Non-GAAP Income (Loss) From Operations and Non-GAAP Net Income (Loss)

We define non-GAAP income (loss) from operations as loss from operations plus stock-based compensation expense and the related employer payroll tax associated with RSUs, impairment of long-lived assets, and restructuring costs. The amount of employer payroll tax-related items on employee stock transactions is dependent on our stock price and other factors that are beyond our control and that do not correlate to the operation of the business. The restructuring costs are related to the reduction of our global workforce, which resulted in expenses related to severance, benefits, and other related items. When evaluating the performance of our business and making operating plans, we do not consider these items (for example, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants). We believe the costs associated with restructuring are distinguishable from ongoing operating costs and are not reflective of underlying trends in our business. We believe it is useful to exclude these expenses in order to better understand the long-term performance of our core business, to facilitate comparison of our results to those of peer companies, and to facilitate comparison over multiple periods.

We define non-GAAP net income (loss) as net loss plus stock-based compensation expense and the related employer payroll tax associated with RSUs, impairment of long-lived assets, and restructuring costs.

We use non-GAAP income (loss) from operations and non-GAAP net income (loss) in conjunction with traditional GAAP measures to evaluate our financial performance. We believe that non-GAAP income (loss) from operations and non-GAAP net income (loss) provide our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations.

### Free Cash Flow and Adjusted Free Cash Flow

We define free cash flow as net cash from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs. We define adjusted free cash flow as free cash flow plus restructuring costs paid. We believe that free cash flow and adjusted free cash flow are useful indicators of liquidity that provide information to management and investors, even if negative, about the amount of cash used in our operations other than that used for investments in property and equipment and capitalized internal-use software costs, adjusted for expenditures which are distinguishable from our ongoing operations.

### Limitations and Reconciliations of Non-GAAP Financial Measures

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. In addition, free cash flow and adjusted free cash flow do not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

*Non-GAAP Income (Loss) From Operations*

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Loss from operations | $ (197,331) | $ (266,735) | $ (269,997) |
| Add: | | | |
| Stock-based compensation and related employer payroll tax associated with RSUs | 219,703 | 214,689 | 207,036 |
| Impairment of long-lived assets | 30,716 | 6,785 | 5,009 |
| Adjustment for: restructuring costs (benefit) [1] | 3,567 | 4,474 | (147) |
| Non-GAAP income (loss) from operations | $ 56,655 | $ (40,787) | $ (58,099) |

*Non-GAAP Net Income (Loss)*

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Net loss | $ (189,024) | $ (255,536) | $ (257,030) |
| Add: | | | |
| Stock-based compensation and related employer payroll tax associated with RSUs | 219,703 | 214,689 | 207,036 |
| Impairment of long-lived assets | 30,716 | 6,785 | 5,009 |
| Adjustment for: restructuring costs (benefit) [1] | 3,567 | 4,474 | (147) |
| Non-GAAP net income (loss) | $ 64,962 | $ (29,588) | $ (45,132) |

_____

(1)      Restructuring costs for the fiscal year ended January 31, 2026 were composed of severance and related charges of $3.9 million and stock-based compensation benefit of $0.3 million. Restructuring costs for the fiscal year ended January 31, 2025 were composed of severance and related charges of $3.7 million and stock-based compensation expense of $0.8 million. See *Note 16. Restructuring* to our consolidated financial statements included in *Item 8. Financial Statements and Supplementary Data* in this Annual Report on Form 10-K for more information.

*Free Cash Flow and Adjusted Free Cash Flow*

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Net cash provided by (used in) investing activities | $ 37,166 | $ (6,129) | $ (289,135) |
| Net cash (used in) provided by financing activities | $ (117,923) | $ (58,093) | $ 16,777 |
| Net cash provided by (used in) operating activities | $ 90,361 | $ 14,925 | $ (17,931) |
| Less: | | | |
| Purchases of property and equipment | (3,792) | (5,569) | (7,721) |
| Capitalized internal-use software costs | (9,587) | (6,713) | (5,440) |
| Free cash flow | $ 76,982 | $ 2,643 | $ (31,092) |
| Add: | | | |
| Restructuring costs paid | 7,493 | — | 707 |
| Adjusted free cash flow | $ 84,475 | $ 2,643 | $ (30,385) |

**Liquidity and Capital Resources**

Since inception, we have financed operations primarily through the net proceeds we have received from the sales of our preferred stock and common stock, the issuance of senior mandatory convertible promissory notes in January and June 2020 to a trust affiliated with our co-founder, Chair, and former CEO, Dustin Moskovitz, cash generated from the sale of subscriptions to our platform, and financing activities including a private placement transaction with Mr. Moskovitz. We have generated losses from our operations as reflected in our accumulated deficit of $2,149.7 million as of January 31, 2026.

As of January 31, 2026, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $434.0 million.

In November 2022, we entered into a four-year credit agreement with SVB, which provided for a senior secured credit facilities in the aggregate principal amount of up to $150.0 million, consisting of a term loan facility in the aggregate principal amount of $50.0 million and a revolving loan facility in an aggregate principal amount of up to $100.0 million, including a $30.0 million letter of credit sub-facility (as amended on April 13, 2023, June 18, 2024, November 18, 2024, and May 29, 2025, the "November 2022 Senior Secured Credit Facility"). The November 2022 Senior Secured Credit Facility refinanced our prior credit agreement with SVB (the "April 2020 Senior Secured Term Loan") and terminates on November 7, 2026.

Borrowings under the November 2022 Senior Secured Credit Facility may be designated as ABR Loans or SOFR Loans, subject to certain terms and conditions under the agreement. Interest will accrue on any outstanding balance at a floating rate tied to the adjusted term SOFR, the prime rate, or the federal funds effective rate. Interest is payable monthly in arrears. Pursuant to the terms of the revolving credit facility, we are required to pay an annual commitment fee that accrues at a rate of 0.15% per annum on the unused portion of the borrowing commitments under the revolving credit facility. Refer to *Note 6. Debt* for further details.

As of January 31, 2026, under the November 2022 Senior Secured Credit Facility there was $50.0 million drawn and $40.6 million was outstanding under the term loan, no amounts outstanding under the revolving credit facility and an aggregate $21.7 million in letters of credit issued under the credit sub-facility. Our total available borrowing capacity under the revolving credit facility was $78.3 million as of January 31, 2026.

On March 27, 2023, First Citizens BancShares, Inc. ("First Citizens") announced that it had entered into an agreement to purchase assets and liabilities of SVB, inclusive of our November 2022 Senior Secured Credit Facility. We continue to have the ability to make additional borrowings under the November 2022 Senior Secured Credit Facility which is now held by SVB as a division of First Citizens.

In June 2024, our board of directors authorized a stock repurchase program of up to $150.0 million of our outstanding Class A common stock (the "Repurchase Program"). Repurchases are made on the open market, including via pre-set trading plans, in accordance with applicable securities laws. The Repurchase Program is funded using our working capital and was initially authorized through June 2025. The Repurchase Program does not obligate us to acquire any particular amount of Class A common stock, and the Repurchase Program may be suspended or discontinued at any time at our discretion. During the year ended January 31, 2026 and January 31, 2025, we repurchased 9.7 million and 6.2 million shares, respectively, of our outstanding Class A common stock for an aggregate purchase price of $132.2 million and $78.4 million, respectively. All shares of Class A common stock repurchased were retired. The Repurchase Program was later amended on May 30, 2025 to remove the original expiration date and authorize the repurchase of an additional $100.0 million of Class A common stock. The Repurchase Program was later amended on February 27, 2026 to authorize the repurchase of an additional $160.0 million of Class A common stock. As of January 31, 2026, $39.4 million remained available for future stock repurchases under the Repurchase Program, and following the February 27, 2026 amendment, the Company now has a total of $199.4 million available for future repurchases under the Repurchase Program. The Repurchase Program as amended, has no specified expiration date and will continue until the funds committed to the Repurchase Program are exhausted or such authorization is revoked by our board of directors. See *Note 10. Stockholders' Equity* to our consolidated financial statements included in *Part II, Item 8* of this Annual Report on Form 10-K for more information regarding stock repurchases.

A substantial source of our cash provided by operating activities is our customer billings for subscription to our platform. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is included on our consolidated balance sheets as a liability and is recorded as revenues over the term of the subscription agreement. As of January 31, 2026 and January 31, 2025, we had $333.9 million and $302.8 million, respectively, of deferred revenue of which $333.6 million and $300.8 million, respectively, were recorded as a current liability. This deferred revenue will be recognized as revenues when all of the revenue recognition criteria are met.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe our current cash, cash equivalents, marketable securities, and amounts available under our November 2022 Senior Secured Credit Facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth rate, subscription renewal activity, billing frequency, our dollar-based-net-retention rate, the timing and extent of spending to support our research and development efforts, particularly for the introduction of new and enhanced products and features, including the integration of AI in our products, the performance of sales and marketing activities, costs associated with international expansion, additional capital expenditures to invest in existing and new office spaces, as well as increased general and administrative expenses to support being a publicly traded company. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. Additionally, cash from operations could also be affected by various risks and uncertainties in connection with the impact of an economic downturn or recession, significant market volatility in the global economy, timing and ability to collect payments from our customers and other risks detailed in *Part I—Item 1A. Risk Factors*.

### Cash Flows

The following table shows a summary of our cash flows for the periods presented:

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| | (in thousands) | | |
| Net cash provided by (used in) operating activities | $ 90,361 | $ 14,925 | $ (17,931) |
| Net cash provided by (used in) investing activities | $ 37,166 | $ (6,129) | $ (289,135) |
| Net cash (used in) provided by financing activities | $ (117,923) | $ (58,093) | $ 16,777 |

### Operating Activities

Our largest source of operating cash is cash collection from sales of subscriptions to our paying customers. Our primary uses of cash from operating activities are for personnel-related expenses, marketing expenses, and third-party hosting-related and software expenses. Prior to fiscal 2025, we generated negative cash flows from operating activities and supplemented working capital requirements through net proceeds from the sale of equity and equity-linked securities.

Net cash provided by operating activities of $90.4 million for fiscal 2026 reflects our net loss of $189.0 million, adjusted by non-cash items such as stock-based compensation expense of $214.8 million, impairment of long-lived assets of $30.7 million, amortization of deferred contract acquisition costs of $27.8 million, depreciation and amortization of $22.0 million, non-cash lease expense of $18.3 million and provision for expected credit losses of $1.9 million, partially offset by net accretion of discount on marketable securities of $2.1 million and net cash outflows of $34.2 million from changes in our operating assets and liabilities. The net cash outflows from changes in operating assets and liabilities primarily consisted of a $28.8 million increase in prepaid expenses and other current assets related to an increase in deferred contract acquisition costs, a $23.5 million increase in accounts receivable, a $23.0 million decrease in operating lease liabilities, and a $0.6 million increase in other assets. These amounts were partially offset by a $31.1 million increase in deferred revenue resulting from increased billings for subscriptions, a $7.3 million increase in accounts payable, and a $3.4 million increase in accrued expenses and other liabilities.

Net cash provided by operating activities of $14.9 million for fiscal 2025 reflects our net loss of $255.5 million, adjusted by non-cash items such as stock-based compensation expense of $211.3 million, amortization of deferred contract acquisition cost of $25.9 million, non-cash lease expense of $18.0 million, depreciation and amortization of $17.5 million, impairment of long-lived assets of $6.8 million, and provision for expected credit losses of $3.2 million, partially offset by net accretion of discount on marketable securities of $5.5 million and net cash outflows of $6.8 million from changes in our operating assets and liabilities. The net cash outflows from changes in operating assets and liabilities primarily consisted of a $20.4 million increase in prepaid expenses and other current assets related to an increase in deferred contract acquisition costs, a $20.0 million decrease in operating lease liabilities, a $4.7 million increase in accounts receivable, and a $4.4 million increase in other assets. These amounts were partially offset by a $31.6 million increase in deferred revenue resulting from increased billings for subscriptions, a $6.6 million increase in accrued expenses and other liabilities primarily from increases in accrued taxes and accrued payroll liabilities, and a $4.4 million increase in accounts payable.

### Investing Activities

Net cash provided by investing activities of $37.2 million for fiscal 2026 consisted of $206.3 million in maturities of marketable securities and $23.4 million in sales of marketable securities, offset by $179.2 million in purchases of marketable securities, $9.6 million in capitalized internal-use software costs, and $3.8 million in purchases of property and equipment.

Net cash used in investing activities of $6.1 million for fiscal 2025 consisted of $234.4 million in purchases of marketable securities, $6.7 million in capitalized internal-use software costs, and $5.6 million in purchases of property and equipment, partially offset $240.6 million in maturities of marketable securities.

### Financing Activities

Net cash used in financing activities of $117.9 million for fiscal 2026 consisted of $132.2 million in repurchases of common stock and $3.8 million in repayment of term loan, partially offset by $13.0 million in proceeds from employee stock purchase plan and $5.0 million in proceeds from exercise of stock options.

Net cash used in financing activities of $58.1 million for fiscal 2025 consisted of $78.4 million in repurchases of common stock and $2.5 million in repayment of term loan, partially offset by $13.7 million in proceeds from our employee stock purchase plan and $9.1 million in proceeds from the exercise of stock options.

## Contractual Obligations and Commitments

The contractual commitment amounts in the table below are associated with agreements that are enforceable and legally binding. Purchase orders issued in the ordinary course of business are not included in the table below, as our purchase orders represent authorizations to purchase rather than binding agreements.

The following table summarizes our contractual obligations as of January 31, 2026:

| | Payments Due by Period | | | | |
| --- | --- | --- | --- | --- | --- |
| | Total | Less than 1 Year | 1 - 3 years | 3 - 5 years | More than 5 Years |
| | (in thousands) | | | | |
| Operating lease commitments[1] | $ 288,366 | $ 42,817 | $ 79,063 | $ 69,497 | $ 96,989 |
| Purchase commitments[2] | 234,532 | 57,313 | 118,552 | 58,667 | — |
| Total contractual obligations | $ 522,898 | $ 100,130 | $ 197,615 | $ 128,164 | $ 96,989 |

(1) Consists of future non-cancelable minimum rental payments under operating leases for our offices. For further information regarding operating lease commitments, refer to *Note 8. Leases*.
(2) Consists of a 60-month contract with Amazon Web Services for hosting-related services and other non-cancellable purchase commitments with various parties primarily for software-based services. Refer to *Note 7. Commitments and Contingencies* for further details on related commitments.

In February 2019, we entered into a new lease agreement for office space in San Francisco, which commenced in May 2020 and expires in October 2033. As part of the agreement, we were required to issue a $17.0 million letter of credit upon access to the office space, which occurred in the year ended January 31, 2021. Future minimum lease payments related to this lease as of January 31, 2026 were $252.7 million. Our co-founder, Chair, and former CEO acts as a personal guarantor to the lease for the full rent payments over the entire term of the lease should we default on our obligations.

For further information on our commitments and contingencies, refer to *Note 7. Commitments and Contingencies* in the consolidated financial statements contained within this Annual Report on Form 10-K.

In November 2022, we entered into the November 2022 Senior Secured Credit Facility with SVB, as discussed in *Liquidity and Capital Resources* above.

### *Indemnification Agreements*

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. Additionally, in connection with the listing of our Class A common stock on the NYSE, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our financial position, results of operations, or cash flows.

## Critical Accounting Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

While our significant accounting policies are more fully described in *Note 2. Basis of Presentation and Summary of Significant Accounting Policies* to our Consolidated Financial Statements in *Item 8. Financial Statements and Supplementary Data* of this Annual Report on Form 10-K, we believe that the accounting estimates described below have the most significant impact.

### *Deferred Contract Acquisition Costs*

Sales commissions earned by our sales force and bonuses earned by executives, as well as related payroll taxes, are considered to be incremental and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized as deferred contract acquisition costs within prepaid and other current assets and other assets on the consolidated balance sheets.

We amortize deferred contract acquisition costs over a period of benefit of three years. We estimated the period of benefit by considering factors such as historical customer attrition rates, the useful life of our technology, and the impact of competition in the software-as-a-service industry. We elected to apply the practical expedient to recognize commissions paid for incremental sales to existing customers as an expense if the amortization period of the asset would have been one year or less.

### *Capitalized Software Development Costs*

Software development costs consist of certain payroll and stock-based compensation costs incurred to develop functionality for our cloud-based platform and internally built software platforms, as well as certain upgrades and enhancements that are expected to result in enhanced functionality.

Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Costs incurred for the maintenance and minor upgrade and enhancement of Company's software platform without adding additional functionality are expensed as incurred. There is judgment involved in estimating the stage of development as well as estimating time allocated to a particular project.

Capitalized software development costs are recorded as part of property and equipment and amortized on a straight-line basis over the technology's estimated useful life, which is generally three years. We determined that a three year life is appropriate for our internal-use software based on our best estimate of the useful life of the internally developed software after considering factors such as continuous developments in the technology, obsolescence and anticipated life of the service offering before significant upgrades.

### Stock-Based Compensation Expense

We record stock-based compensation expense for all stock-based awards made to employees, non-employees, and directors based on estimated fair values recognized over the requisite service period. We estimate the fair value of options granted to employees for purposes of calculating stock-based compensation expense on the grant date using the Black-Scholes pricing model. The Black-Scholes pricing model requires us to make assumptions and judgments about the inputs used in the calculation, including the expected term, the volatility of our common stock, risk-free interest rate, and expected dividend yield. The expected term represents the period that we expect our stock-based awards to be outstanding.

We measure stock-based compensation expense related to our restricted stock units, or RSUs, based on the fair value of the underlying shares on the date of grant. RSUs are subject to time-based vesting, which generally occurs over a period of one to four years.

We account for stock-based compensation expense related to our 2020 Employee Stock Purchase Plan ("ESPP") purchase rights based on the estimated grant date fair value, which is calculated using the Black-Scholes option pricing model and the aggregate number of shares of our common stock expected to be purchased under each offering. The assumptions used to determine the fair value of the ESPP purchase rights, including the expected term of the awards, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock, represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. We account for modifications to employee contributions as they occur.

For awards that vest only based upon continued service, we recognize stock-based compensation expense ratably over the requisite service period, which is generally the vesting period of the respective award. We account for forfeitures as they occur. We recognize stock-based compensation expense related to ESPP on a straight-line basis over the term of each ESPP offering period, which is generally two years.

We estimate the fair value of performance-based restricted stock units, or PSUs, that have a market condition on grant date using a Monte Carlo simulation model, which models multiple stock price paths in order to estimate grant date fair value of the awards. The Monte Carlo simulation model requires us to make assumptions and judgments about the inputs used in the calculation, including expected term, the volatility of our common stock, risk-free interest rate, and expected dividend yield. We recognize stock-based compensation expense for PSUs with a market condition using the accelerated attribution method over the requisite service period. If the market conditions are not satisfied during performance period, stock-based compensation expense for PSUs with a market condition are not reversed as the market condition is reflected in the fair value of the award on grant date.

We measure the fair value of PSUs that have a performance condition based on the price of our common stock on the date of grant. We recognize stock-based compensation expense for PSUs with a performance condition using the accelerated attribution method over the requisite service term, however expense is only recognized once the performance condition becomes probable of being achieved and only for the portion of the award that is probable of vesting. We reassess the probability of achievement at every reporting date and if our assessment changes, we record a cumulative catch-up adjustment in the current period and expense for these awards will be adjusted to reflect the number of awards that ultimately vest. The assessment of the probability of achievement of performance conditions at each reporting period requires significant judgment and can impact both the timing and amount of stock-based compensation expense recognized for PSUs with a performance condition.

The assumptions are based on the following for each of the years presented:

- *Expected volatility*—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. The Company utilized the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term prior to sufficient historical volatility of our stock being available, and we also incorporate the historical volatility of our common stock to estimate expected volatility over the expected term for new awards.

- *Expected term*—Expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions are determined based on the vesting terms, exercise terms, and contractual lives of the awards. The expected term of the ESPP represents the period of time that purchase rights are expected to be outstanding.

- *Risk-free rate*—We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

- *Dividend yield*—We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

- *Fair value of common stock*—Prior to our direct listing, we estimated the fair value of common stock. The fair value of common stock for purposes of ESPP purchases is based on the stock price on the first date of the respective offering period.

### Lease Obligations

We determine if an arrangement is a lease at inception by determining if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Right-of-use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As our leases do not provide an implicit rate, we use the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on our understanding of what its credit rating would be. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. The lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations. Our lease agreements generally do not contain any residual value guarantees, restrictions, or covenants.

We have lease agreements with lease and non-lease components. We have elected to combine lease and non-lease components as a single lease component for all classes of underlying assets. We have also elected to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current, and operating lease liabilities, noncurrent on the consolidated balance sheets.

The Company currently subleases certain of its unoccupied facilities to third parties. Any impairment to the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is recognized in the period the sublease is executed and recorded in the consolidated statements of operations.

**Recent Accounting Pronouncements**

See *Note 2. Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding recent accounting pronouncements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

We have operations in the United States and internationally, and we are exposed to certain market risks in the ordinary course of our business.

*Interest Rate Risk*

Our cash, cash equivalents, restricted cash, and marketable securities primarily consist of cash on hand and highly liquid investments in money market funds, U.S. government securities, corporate bonds, U.S. agency bonds, and commercial paper. As of January 31, 2026 and January 31, 2025, we had cash and cash equivalents of $199.8 million and $184.7 million, respectively, restricted cash of $0.4 million and $0.1 million, respectively, and marketable securities of $234.2 million and $282.2 million, respectively. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair value of our investments. As of January 31, 2026, a hypothetical increase in interest rates for our investments by 100 basis points would not have a material impact on our consolidated financial statements.

Any borrowings under the revolving credit facility bear interest at a variable rate tied to the adjusted term SOFR, the prime rate, or the federal funds effective rate. As of January 31, 2026, we had $40.6 million outstanding under the credit facility. We do not have any other long-term debt or financial liabilities with floating interest rates that would subject us to interest rate fluctuations. As of January 31, 2026, a hypothetical increase of 100 basis points in interest rates for our revolving credit facility would not have a material impact on our consolidated financial statements.

*Foreign Currency Risk*

The majority of our subscription agreements are denominated in U.S. dollars, with the remainder generated in Euros, British Pounds, Australian Dollars, Japanese Yen, Mexican Pesos, Brazilian Reais, Canadian Dollars, and South Korean Won. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies, and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound, Canadian Dollar, Australian Dollar, Japanese Yen, Icelandic Krona, Singapore Dollar, Swiss Franc, and Polish Zloty. Our results of operations and cash flows are, therefore, subject to fluctuations in foreign currency exchange rates that are unrelated to our operating performance.

As exchange rates may fluctuate significantly between periods, our non-U.S. dollar denominated revenue and operating expenses may also experience significant fluctuations between periods as we convert these to U.S. dollars. Volatile market conditions arising from the macro environment have and may in the future result in significant changes in exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar has and may in the future negatively affect our revenue expressed in U.S. dollars. In the year ended January 31, 2026, 28% of our sales were denominated in currencies other than U.S. dollars. Our expenses, by contrast, are primarily denominated in U.S. dollars. As a result, any increase in the value of the U.S. dollar against these foreign currencies could cause our revenue to decline relative to our costs, thereby decreasing our margins. We disclose the impact of realized foreign currency gains and losses within *Note 12. Interest Income and Other Income (Expense), Net.* A hypothetical 10% change in foreign currency rates would not have resulted in material gains or losses for the years ended January 31, 2026 and 2025.

As the impact of foreign currency exchange rates are not projected to be material to our operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

**Item 8. Financial Statements and Supplementary Data**

**ASANA, INC.**
**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Asana, Inc.

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheets of Asana, Inc. and its subsidiaries (the "Company") as of January 31, 2026 and 2025, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

***Definition and Limitations of Internal Control over Financial Reporting***

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Revenue Recognition*

As described in Note 2 to the consolidated financial statements, the Company derives its revenues from subscription fees earned from customers accessing the platform. The Company accounts for revenue contracts with customers by applying the requirements of ASC 606, Revenue from Contracts with Customers. The Company's subscription agreements generally have monthly or annual contractual terms and are billed in advance. Revenues are recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. The Company recognizes revenues ratably because the customer receives and consumes the benefits of the platform throughout the contractual period. For the year ended January 31, 2026, the Company's revenue was $790.8 million. The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are a high degree of audit effort in performing audit procedures and evaluating audit evidence related to the Company's revenue recognition. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the initiation, billing and recording of new and recurring subscriptions and the related subscription revenue. These procedures also included, among others, (i) testing revenue transactions on a sample basis by tracing revenue transactions to source documents, including customer contracts, orders, invoices, and cash receipts, where applicable; (ii) testing management's reconciliation of invoices to cash received; and (iii) recalculating the deferred revenue balance.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
March 13, 2026

We have served as the Company's auditor since 2011.

**CONSOLIDATED BALANCE SHEETS**
**(in thousands, except per share amounts)**

| | As of January 31, | |
| | 2026 | 2025 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 199,835 | $ 184,728 |
| Marketable securities | 234,210 | 282,156 |
| Restricted cash | 418 | 136 |
| Accounts receivable, net | 110,312 | 87,567 |
| Prepaid expenses and other current assets | 48,573 | 46,154 |
| Total current assets | 593,348 | 600,741 |
| Property and equipment, net | 88,313 | 95,836 |
| Operating lease right-of-use assets | 133,422 | 166,545 |
| Other assets | 29,005 | 28,293 |
| Total assets | $ 844,088 | $ 891,415 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 18,822 | $ 9,922 |
| Accrued expenses and other current liabilities | 123,716 | 83,031 |
| Deferred revenue, current | 333,636 | 300,798 |
| Operating lease liabilities, current | 24,846 | 22,066 |
| Total current liabilities | 501,020 | 415,817 |
| Term loan, net, noncurrent | — | 39,291 |
| Deferred revenue, noncurrent | 220 | 2,005 |
| Operating lease liabilities, noncurrent | 183,749 | 201,733 |
| Other liabilities | 4,982 | 5,046 |
| Total liabilities | 689,971 | 663,892 |
| Commitments and contingencies (Note 7) | | |
| Stockholders' equity | | |
| Common stock, $0.00001 par value; Class A common stock - 1,000,000 shares authorized as of January 31, 2026 and January 31, 2025; 162,019 and 147,476 shares issued and outstanding as of January 31, 2026 and January 31, 2025, respectively; Class B common stock - 500,000 shares authorized as of January 31, 2026 and January 31, 2025; 75,897 and 85,412 shares issued and outstanding as of January 31, 2026 and January 31, 2025, respectively | 2 | 2 |
| Additional paid-in capital | 2,299,616 | 2,059,848 |
| Accumulated other comprehensive income (loss) | 4,205 | (3,851) |
| Accumulated deficit | (2,149,706) | (1,828,476) |
| Total stockholders' equity | 154,117 | 227,523 |
| Total liabilities and stockholders' equity | $ 844,088 | $ 891,415 |

*See accompanying Notes to Consolidated Financial Statements.*

**ASANA, INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands, except per share amounts)**

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| Revenues | $ 790,806 | $ 723,876 | $ 652,504 |
| Cost of revenues | 86,759 | 77,193 | 64,524 |
| Gross profit | 704,047 | 646,683 | 587,980 |
| Operating expenses: | | | |
| Research and development | 301,496 | 341,467 | 324,688 |
| Sales and marketing | 406,952 | 419,950 | 391,955 |
| General and administrative | 192,930 | 152,001 | 141,334 |
| Total operating expenses | 901,378 | 913,418 | 857,977 |
| Loss from operations | (197,331) | (266,735) | (269,997) |
| Interest income and other income (expense), net | 16,312 | 19,647 | 20,624 |
| Interest expense | (3,148) | (3,683) | (3,952) |
| Loss before provision for income taxes | (184,167) | (250,771) | (253,325) |
| Provision for income taxes | 4,857 | 4,765 | 3,705 |
| Net loss | $ (189,024) | $ (255,536) | $ (257,030) |
| Net loss per share: | | | |
| Basic and diluted | $ (0.80) | $ (1.11) | $ (1.17) |
| Weighted-average shares used in calculating net loss per share: | | | |
| Basic and diluted | 236,823 | 229,472 | 220,406 |

*See accompanying Notes to Consolidated Financial Statements.*

**ASANA, INC.**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**
**(in thousands)**

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| Net loss | $ (189,024) | $ (255,536) | $ (257,030) |
| Other comprehensive income (loss), net of tax: | | | |
| Net unrealized gains (losses) on marketable securities | 469 | (2) | 679 |
| Foreign currency translation adjustments | 7,587 | (3,613) | (42) |
| Total other comprehensive income (loss) | $ 8,056 | $ (3,615) | $ 637 |
| Comprehensive loss | $ (180,968) | $ (259,151) | $ (256,393) |

*See accompanying Notes to Consolidated Financial Statements.*

## ASANA, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

### (in thousands)

| | Common Stock | | Additional Paid-In | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balances at January 31, 2023** | 214,293 | $ 2 | $ 1,595,001 | $ (873) | $ (1,237,556) | $ 356,574 |
| Issuance of common stock upon the exercise of options | 2,101 | — | 4,843 | — | — | 4,843 |
| Vesting of early exercised stock options | — | — | 109 | — | — | 109 |
| Issuance of common stock upon the vesting and settlement of restricted stock units | 7,456 | — | (10) | — | — | (10) |
| Issuance of common stock under employee share purchase plan | 878 | — | 15,069 | — | — | 15,069 |
| Stock-based compensation expense | — | — | 206,204 | — | — | 206,204 |
| Net unrealized gains on marketable securities | — | — | — | 679 | — | 679 |
| Foreign currency translation adjustments | — | — | — | (42) | — | (42) |
| Net loss | — | — | — | — | (257,030) | (257,030) |
| **Balances at January 31, 2024** | 224,728 | $ 2 | $ 1,821,216 | $ (236) | $ (1,494,586) | $ 326,396 |

*See accompanying Notes to Consolidated Financial Statements.*

ASANA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - CONTINUED

(in thousands)

| | Common Stock | | Additional Paid-In | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balances at January 31, 2024** | 224,728 | $ 2 | $ 1,821,216 | $ (236) | $ (1,494,586) | $ 326,396 |
| Issuance of common stock upon the exercise of options | 3,716 | — | 9,101 | — | — | 9,101 |
| Repurchases and retirement of common stock | (6,213) | — | — | — | (78,354) | (78,354) |
| Issuance of common stock upon the vesting and settlement of restricted stock units | 9,538 | — | (5) | — | — | (5) |
| Issuance of common stock under employee share purchase plan | 1,119 | — | 13,665 | — | — | 13,665 |
| Stock-based compensation expense | — | — | 215,871 | — | — | 215,871 |
| Net unrealized losses on marketable securities | — | — | — | (2) | — | (2) |
| Foreign currency translation adjustments | — | — | — | (3,613) | — | (3,613) |
| Net loss | — | — | — | — | (255,536) | (255,536) |
| **Balances at January 31, 2025** | 232,888 | $ 2 | $ 2,059,848 | $ (3,851) | $ (1,828,476) | $ 227,523 |
| Issuance of common stock upon the exercise of options | 1,714 | — | 5,021 | — | — | 5,021 |
| Repurchases and retirement of common stock | (9,725) | — | — | — | (132,206) | (132,206) |
| Issuance of common stock upon the vesting and settlement of restricted stock units | 11,786 | — | — | — | — | — |
| Issuance of common stock under employee share purchase plan | 1,252 | — | 13,012 | — | — | 13,012 |
| Stock-based compensation expense | — | — | 221,735 | — | — | 221,735 |
| Net unrealized gains on marketable securities | — | — | — | 469 | — | 469 |
| Foreign currency translation adjustments | — | — | — | 7,587 | — | 7,587 |
| Net loss | — | — | — | — | (189,024) | (189,024) |
| **Balances at January 31, 2026** | 237,915 | $ 2 | $ 2,299,616 | $ 4,205 | $ (2,149,706) | $ 154,117 |

*See accompanying Notes to Consolidated Financial Statements.*

# ASANA, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| **Cash flows from operating activities** | | | |
| Net loss | $ (189,024) | $ (255,536) | $ (257,030) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Allowance for expected credit losses | 1,868 | 3,190 | 3,140 |
| Depreciation and amortization | 22,037 | 17,543 | 14,344 |
| Amortization of deferred contract acquisition costs | 27,849 | 25,907 | 21,972 |
| Stock-based compensation expense | 214,843 | 211,271 | 202,418 |
| Net accretion of discount on marketable securities | (2,129) | (5,510) | (3,391) |
| Non-cash lease expense | 18,265 | 17,967 | 18,090 |
| Impairment of long-lived assets | 30,716 | 6,785 | 5,009 |
| Amortization of discount on revolving credit facility and term loan issuance costs | 122 | 122 | 122 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (23,472) | (4,661) | (9,527) |
| Prepaid expenses and other current assets | (28,823) | (20,427) | (25,594) |
| Other assets | (631) | (4,400) | (468) |
| Accounts payable | 7,317 | 4,443 | (569) |
| Accrued expenses and other liabilities | 3,408 | 6,604 | (5,206) |
| Deferred revenue | 31,053 | 31,581 | 37,623 |
| Operating lease liabilities | (23,038) | (19,954) | (18,864) |
| Net cash provided by (used in) operating activities | 90,361 | 14,925 | (17,931) |
| **Cash flows from investing activities** | | | |
| Purchases of marketable securities | (179,155) | (234,448) | (319,133) |
| Sales of marketable securities | 23,436 | — | 18 |
| Maturities of marketable securities | 206,264 | 240,601 | 43,141 |
| Purchases of property and equipment | (3,792) | (5,569) | (7,721) |
| Capitalized internal-use software costs | (9,587) | (6,713) | (5,440) |
| Net cash provided by (used in) investing activities | 37,166 | (6,129) | (289,135) |
| **Cash flows from financing activities** | | | |
| Repayment of term loan | (3,750) | (2,500) | (3,125) |
| Repurchases of common stock | (132,206) | (78,354) | — |
| Proceeds from exercise of stock options | 5,021 | 9,101 | 4,843 |
| Proceeds from employee stock purchase plan | 13,012 | 13,665 | 15,069 |
| Taxes paid related to net share settlement of equity awards | — | (5) | (10) |
| Net cash (used in) provided by financing activities | (117,923) | (58,093) | 16,777 |
| Effect of foreign exchange rates on cash, cash equivalents, and restricted cash | 5,785 | (2,502) | 389 |
| Net increase (decrease) in cash, cash equivalents, and restricted cash | 15,389 | (51,799) | (289,900) |

*See accompanying Notes to Consolidated Financial Statements.*

**ASANA, INC.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED**
**(in thousands)**

| | Year Ended January 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2026** | | **2025** | | **2024** | |
| **Cash, cash equivalents, and restricted cash** | | | | | | |
| Beginning of period | | 184,864 | | 236,663 | | 526,563 |
| End of period | $ | 200,253 | $ | 184,864 | $ | 236,663 |
| **Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets** | | | | | | |
| Cash and cash equivalents | $ | 199,835 | $ | 184,728 | $ | 236,663 |
| Restricted cash | | 418 | | 136 | | — |
| **Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows** | $ | 200,253 | $ | 184,864 | $ | 236,663 |
| | | | | | | |
| **Supplemental cash flow data** | | | | | | |
| Cash paid for income taxes | $ | 5,025 | $ | 4,254 | $ | 3,354 |
| Cash paid for interest | $ | 2,882 | $ | 5,938 | $ | 3,609 |
| **Supplemental non-cash investing and financing information** | | | | | | |
| Purchase of property and equipment in accounts payable and accrued expenses | $ | 2,501 | $ | 633 | $ | 140 |
| Vesting of early exercised stock options | $ | — | $ | — | $ | 109 |
| Stock-based compensation expense capitalized for software development | $ | 6,877 | $ | 4,596 | $ | 3,778 |

*See accompanying Notes to Consolidated Financial Statements.*

## Note 1.    Organization

### Organization and Description of Business

Asana, Inc. ("Asana" or the "Company") was incorporated in the state of Delaware on December 16, 2008. Asana is a leading work management platform for human and AI coordination. The Company is headquartered in San Francisco, California.

## Note 2.    Basis of Presentation and Summary of Significant Accounting Policies

### Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP") and include the accounts of the Company's wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

### Fiscal Year

The Company's fiscal year ends on January 31. For example, references to fiscal 2026, fiscal 2025, and fiscal 2024 refer to the fiscal year ended January 31, 2026, January 31, 2025, and January 31, 2024, respectively.

### Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, the useful lives and carrying values of long-lived assets, stock-based compensation expense, the period of benefit for deferred contract acquisition costs, income taxes, and the valuation of right-of-use ("ROU") assets. Actual results could differ from those estimates.

### Risks and Uncertainties

Global macroeconomic events including inflation, fluctuating interest rates, bank failures, supply chain disruptions, fluctuations in currency exchange rates, tariffs and changes in trade agreements, and global armed conflicts have led to economic uncertainty. These macroeconomic conditions have and are likely to continue to have adverse effects on the rate of global information technology ("IT") spending, including the buying patterns of the Company's customers and prospective customers.

The conditions caused by the aforementioned macroeconomic events have affected and could continue to affect the rate of global IT spending and could adversely affect demand for the Company's platform, lengthen the Company's sales cycles, reduce the value or duration of subscriptions, negatively impact collections of accounts receivable, reduce expected spending from new customers, cause some of the Company's paying customers to go out of business, and affect contraction or attrition rates of the Company's customers, all of which could adversely affect the Company's business, results of operations, and financial condition. As of the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance related to the aforementioned macroeconomic events that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.

### Revenue Recognition

The Company primarily derives its revenues from subscription fees earned from customers accessing the Company's products via its platform. The Company's policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers by applying the requirements of ASC 606, *Revenue from Contracts with Customers*, which includes the following steps:

- identification of the contract, or contracts, with the customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of the revenues when, or as, the Company satisfies a performance obligation.

The Company's subscription agreements generally have monthly or annual contractual terms and are billed in advance. Revenues are recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. The Company recognizes revenues ratably because the customer receives and consumes the benefits of the platform throughout the contractual period. Access to the platform represents a series of distinct services that comprise a single performance obligation that is satisfied over time. The Company's contracts are generally non-cancelable and non-refundable in the event of cancellations.

### Research and Development

Research and development expenses consist primarily of personnel-related expenses such as salaries and related benefits for the Company's product development employees. Also included are non-personnel costs such as product design costs, third-party services and consulting expenses, depreciation expense related to equipment used in research and development activities, and allocation of the Company's general overhead expenses.

### Advertising Expenses

Advertising expenses are charged to sales and marketing expense in the consolidated statements of operations as incurred. Advertising expenses were $72.3 million, $75.0 million, and $79.4 million for the years ended January 31, 2026, 2025, and 2024, respectively.

### Stock-Based Compensation Expense

The Company records stock-based compensation expense for all stock-based awards, including stock options, purchase rights issued under the 2020 Employee Stock Purchase Plan ("ESPP"), restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs") made to employees, non-employees, and directors based on estimated fair value of the awards on the grant date.

The fair value of stock options granted and purchase rights issued under the ESPP for purposes of calculating stock-based compensation expense is estimated on the grant date using the Black-Scholes pricing model. The Black-Scholes pricing model requires the Company to make assumptions and judgments about the inputs used in the calculation, including the expected term, the volatility of the Company's common stock, risk-free interest rate, and expected dividend yield. The fair value of RSUs is determined based on the price of the Company's common stock on the date of grant.

For stock-based awards that have service-based vesting, stock-based compensation expense is recognized over the requisite service period, which is generally the vesting period of the respective award. The Company uses the straight-line method for expense attribution and accounts for forfeitures as they occur. Stock-based compensation expense related to the ESPP is recognized on a straight-line basis over the term of each ESPP offering period.

For PSUs that vest based on continued service and achievement of certain market conditions, the fair value is estimated on the date of grant using a Monte Carlo simulation model. The Monte Carlo simulation model requires the Company to make assumptions and judgments about the inputs used in the calculation, including expected term, the volatility of the Company's common stock, risk-free interest rate, and expected dividend yield. Stock-based compensation expense related to PSUs with market conditions is recognized using the accelerated attribution method over the requisite service period.

For PSUs that vest based on continued service and achievement of certain performance conditions, the fair value is determined based on the price of the Company's common stock on the date of grant. Stock-based compensation expense related to PSUs with performance conditions is recognized using the accelerated attribution method over the requisite service period and is only recognized if the achievement of the performance targets is considered probable. The probability of achievement for the performance targets is assessed at grant date and reassessed each reporting period with cumulative adjustments recognized as needed.

### Foreign Currency Translation and Transactions

The functional currency of each of the Company's wholly owned subsidiaries is the applicable local currency or the U.S. dollar. The translation of foreign currencies into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenues and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive loss. Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the functional currency are included in interest income and other income (expense), net on the consolidated statements of operations and were not material for the years ended January 31, 2026, 2025, and 2024.

### Segment Information

The Company manages its operations and allocates resources as a single operating and reportable segment. The Company primarily generates revenues from subscriptions from paying customers accessing its cloud-based platform.

The Company's chief operating decision-maker is its Chief Executive Officer ("CEO"), who reviews financial information regularly provided on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

The Company's CEO assesses performance and decides how to allocate resources based on consolidated net income or loss that is reported on the Company's consolidated statements of operations. The consolidated net income or loss is used by the CEO for purposes of evaluating return on assets and determining investment opportunities related to the Company's platform, product development, or sales and marketing. The CEO reviews consolidated expense information for each period based on the classifications presented on the Company's consolidated statements of operations, including cost of revenues, research and development, sales and marketing, general and administrative, interest income and other income (expense), net, interest expense, and provision for income taxes. For information regarding the Company's depreciation and amortization expense, see *Note 5. Balance Sheet Components*, for information regarding interest income, see *Note 12. Interest Income and Other Income (Expense), Net,* and for information regarding the Company's revenues and long-lived assets by geographic area, see *Note 14. Geographic Information* in these consolidated financial statements.

### Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with original maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Cash and cash equivalents as reported in the Company's consolidated statements of cash flows includes the aggregate amounts of cash and cash equivalents as shown on the consolidated balance sheets.

The Company holds restricted cash for the future payment of voluntary disability insurance claims. The Company had $0.4 million and $0.1 million of restricted cash as of January 31, 2026 and 2025, respectively.

### Available-for-sale Investments

The Company's marketable securities are primarily comprised of U.S. government securities, commercial paper, corporate bonds, and U.S. agency bonds with an original contractual maturity or a remaining maturity at the time of purchase of greater than three months and no more than 37 months. The Company classifies its securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including securities with stated maturities beyond twelve months, within current assets in the consolidated balance sheets.

Available-for-sale securities are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive loss as a separate component of stockholders' equity until realized. Unrealized gains and losses for any marketable securities that management intends to sell or is more likely than not that management will be required to sell prior to their anticipated recovery are recorded in interest income and other income (expense), net. Interest receivable on these securities is presented in prepaid expenses and other current assets on the consolidated balance sheets. Realized gains and losses, other-than-temporary impairments, and the recognition of expected credit losses, if any, on available-for-sale securities are recognized upon sale and are included in interest income and other income (expense), net in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Marketable securities are reviewed periodically to identify possible other-than-temporary impairments or expected credit losses. No impairment or credit loss has been recorded on the Company's marketable securities during the years ended January 31, 2026, 2025, or 2024.

### Accounts Receivable

Accounts receivable are stated at realizable value, net of allowance for expected credit losses. The allowance for expected credit losses is based on the Company's assessment of the collectability of its accounts receivable, which considers the Company's historical write-offs of uncollectible accounts, an analysis of the aging of outstanding accounts receivable, specific customers with known adverse financial conditions, and considers other relevant factors, including contractual terms and current and future economic conditions. The Company also considers current market conditions and current and future economic conditions in reviewing the adequacy of the allowance. The Company reassesses the adequacy of the allowance for credit losses each reporting period.

The Company's allowance for expected credit losses was $1.6 million as of January 31, 2026 and 2025.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and marketable securities. The Company deposits its cash and cash equivalents with financial institutions that management believes are of high credit quality, although such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents to date. Cash equivalents are invested in highly rated securities.

The Company grants credit to customers in the normal course of business. For the years ended January 31, 2026, 2025, and 2024, there were no individual customers that accounted for 10% or more of the Company's revenues. The Company had no customers that accounted for 10% or more of accounts receivable at January 31, 2026 and 2025.

### Fair Value of Financial Instruments

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value is estimated by utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

| Level 1 | Observable inputs comprised of quoted prices for identical assets or liabilities in active markets. |
| Level 2 | Inputs other than the quoted prices in active markets that are observable either directly or indirectly. |
| Level 3 | Unobservable inputs in which there is little or no market data and that are significant to the fair value of the assets or liabilities. |

In determining fair value, a financial instrument's classification within the three-tier fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.

The carrying amount of certain financial instruments, including accounts receivable, accounts payable, and accrued liabilities approximates their fair values due to their short-term nature.

### Lease Obligations

The Company determines if an arrangement is a lease at inception by determining if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Right-of-use assets and operating lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Company's understanding of what its credit rating would be. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of operations. The Company's lease agreements generally do not contain any residual value guarantees, restrictions, or covenants.

The Company has lease agreements with lease and non-lease components. The Company elects to combine lease and non-lease components as a single lease component for all classes of underlying assets. The Company elects to not record leases with an initial term of 12 months or less on the balance sheet and the associated lease payments are recognized in the consolidated statements of operations on a straight-line basis over the lease term.

Operating leases are included in operating lease ROU assets, operating lease liabilities, current, and operating lease liabilities, noncurrent on the consolidated balance sheets.

### Property and Equipment, Net

The Company records its property and equipment at cost. Depreciation is computed on the straight-line method over the estimated useful lives of two to five years. Leasehold improvements are amortized over the remaining period of the lease, or the estimated useful life of the improvement, whichever is shorter. Repair and maintenance expenditures, which are not considered improvements and do not extend the useful life of an asset, are expensed as incurred.

| Asset Type | Life (Years) |
|---|---:|
| Desktop and other computer equipment | 2-3 |
| Furniture and fixtures | 5 |
| Leasehold improvements | Shorter of lease term or estimated useful life |
| Capitalized internal-use software | 3 |

### Capitalized Internal-Use Software

The Company capitalizes certain internal software development costs, consisting primarily of direct labor associated with creating the internally developed software. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. The Company believes the straight-line recognition method best approximates the manner in which the expected benefit will be derived. The capitalized internal-use software costs are presented within property and equipment, net on the consolidated balance sheets and amortization of internal-use software costs are included in cost of revenues in the consolidated statements of operations.

### *Impairment of Long-Lived Assets*

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset groups may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company recorded an impairment charge of $30.7 million, $6.8 million, and $5.0 million during the years ended January 31, 2026, 2025, and 2024 respectively, related to the ROU assets and underlying property and equipment associated with its subleased office spaces, which is further described in *Note 8. Leases* to the consolidated financial statements.

### *Income Taxes*

The Company accounts for income taxes under the asset and liability method, which requires that deferred income taxes be provided for temporary differences between the tax basis of the Company's assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating loss carryforwards and research and development credit carryforwards.

A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized. If there is significant negative evidence that the near-term realization of certain assets is deemed unlikely, the Company would record a valuation allowance against the deferred tax assets. The Company regularly assesses the continuing need for a valuation allowance against its deferred tax assets. Significant judgment is required to determine whether a valuation allowance continues to be necessary and the amount of such valuation allowance, if appropriate. The Company considers all available evidence, both positive and negative, to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. In evaluating the continued need for a valuation allowance, the Company considers, among other things, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods.

The Company performs a comprehensive review of potential uncertain tax positions in each jurisdiction in which the Company operates. The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision that an entity takes or expects to take in a tax return.

### *Net Loss Per Share*

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities.

The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share attributed to common stockholders will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, ESPP, RSUs, and PSUs. As the Company has reported losses for all periods presented, all potentially dilutive securities are anti-dilutive, and accordingly, basic net loss per share equaled diluted net loss per share.

### Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The Company adopted the standard on a prospective basis, effective for its fiscal year 2026 Annual Report on Form 10-K and has made the required disclosures. The adoption of this new standard did not have a material impact on our consolidated financial statements. Refer to *Note 13. Income Taxes* for further detail.

### Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)," and in January 2025, the FASB issued ASU 2025-01, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date", which requires that public entities disclose, on an annual and interim basis, disaggregated information about specific expense categories (including employee compensation, depreciation, and amortization) presented on the face of the income statement. As clarified by ASU 2025-01, the guidance is effective for the Company's fiscal years beginning February 1, 2027 and interim reporting periods within annual reporting periods beginning February 1, 2028. The Company is currently evaluating the impact of adoption of the standard on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)", which makes targeted improvements to the accounting for internal-use software. The guidance is effective for the Company's fiscal years and interim reporting periods beginning February 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adoption of the standard on its consolidated financial statements and related disclosures.

## Note 3.    Revenues

### Deferred Revenue and Remaining Performance Obligations

The Company recognized $302.1 million, $266.4 million, and $227.5 million of revenues during the years ended January 31, 2026, 2025, and 2024, respectively, that were included in the deferred revenue balance at the beginning of the respective period.

Deferred revenue that will be recognized within the next twelve months is recorded as current deferred revenue, and the remaining portion is recorded as noncurrent. As of January 31, 2026, the Company's remaining performance obligations from contracts with customers was $524.8 million, of which the Company expects to recognize approximately 78% as revenues over the next 12 months and the remainder thereafter.

### Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent gross deferred contract acquisition costs less accumulated amortization. Sales commissions earned by the Company's sales force, as well as related payroll taxes, are considered to be incremental and recoverable costs of obtaining a contract with a customer.

Deferred contract acquisition costs are amortized over a period of benefit of three years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company's technology, and the impact of competition in the software-as-a-service industry.

The following table summarizes the activity of deferred contract acquisition costs (in thousands):

|  | Year Ended January 31, | | |
| --- | --- | --- | --- |
|  | 2026 | 2025 | 2024 |
| Beginning balance | $ 40,518 | $ 39,381 | $ 36,583 |
| Capitalization of contract acquisition costs | 31,677 | 27,044 | 24,770 |
| Amortization of deferred contract acquisition costs | (27,849) | (25,907) | (21,972) |
| Ending balance | $ 44,346 | $ 40,518 | $ 39,381 |

The following table summarizes the outstanding balances of deferred contract acquisition costs (in thousands):

|  | As of January 31, | |
| --- | --- | --- |
|  | 2026 | 2025 |
| Deferred contract acquisition costs, current | $ 23,962 | $ 22,414 |
| Deferred contract acquisition costs, noncurrent | 20,384 | 18,104 |
| Total deferred contract acquisition costs | $ 44,346 | $ 40,518 |

Deferred contract acquisition costs, current is presented within prepaid expenses and other current assets in the consolidated balance sheets. Deferred contract acquisition costs, noncurrent is presented within other assets in the consolidated balance sheets.

## Note 4.    Fair Value Measurements

The following table summarizes, for assets measured at fair value, the respective fair value and classification by level of input within the fair value hierarchy (in thousands):

|  | As of January 31, 2026 | | | |
| --- | --- | --- | --- | --- |
|  | Level 1 | Level 2 | Level 3 | Total |
| **Current Assets** | | | | |
| Cash equivalents | | | | |
| Money market funds | $ 67,786 | $ — | $ — | $ 67,786 |
| U.S. Treasury securities | 4,450 | — | — | 4,450 |
| Total cash equivalents | $ 72,236 | $ — | $ — | $ 72,236 |
| Marketable securities | | | | |
| U.S. Treasury securities | $ 142,306 | $ — | $ — | $ 142,306 |
| Commercial paper | — | 8,446 | — | 8,446 |
| Corporate bonds | — | 73,760 | — | 73,760 |
| U.S. agency bonds | — | 9,698 | — | 9,698 |
| Total marketable securities | $ 142,306 | $ 91,904 | $ — | $ 234,210 |
| Total assets | $ 214,542 | $ 91,904 | $ — | $ 306,446 |

ASANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | As of January 31, 2025 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash equivalents | | | | |
| Money market funds | $ 88,251 | $ — | $ — | $ 88,251 |
| Total cash equivalents | $ 88,251 | $ — | $ — | $ 88,251 |
| Marketable securities | | | | |
| U.S. Treasury securities | $ 155,166 | $ — | $ — | $ 155,166 |
| Corporate bonds | — | 106,009 | — | 106,009 |
| U.S. agency bonds | — | 20,981 | — | 20,981 |
| Total marketable securities | $ 155,166 | $ 126,990 | $ — | $ 282,156 |
| Total assets | $ 243,417 | $ 126,990 | $ — | $ 370,407 |

There were no transfers of financial assets or liabilities into or out of Level 3 during the years ended January 31, 2026 and 2025.

The following table summarizes the Company's investments in marketable securities on the consolidated balance sheets (in thousands):

| | As of January 31, 2026 | | | |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| **Current Assets** | | | | |
| U.S. Treasury securities | $ 141,589 | $ 734 | $ (17) | $ 142,306 |
| Commercial paper | 8,446 | — | — | 8,446 |
| Corporate bonds | 73,338 | 422 | — | 73,760 |
| U.S. agency bonds | 9,696 | 2 | — | 9,698 |
| Total marketable securities | $ 233,069 | $ 1,158 | $ (17) | $ 234,210 |

| | As of January 31, 2025 | | | |
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| **Current Assets** | | | | |
| U.S. Treasury securities | $ 155,017 | $ 254 | $ (105) | $ 155,166 |
| Corporate bonds | 105,532 | 487 | (10) | 106,009 |
| U.S. agency bonds | 20,935 | 52 | (6) | 20,981 |
| Total marketable securities | $ 281,484 | $ 793 | $ (121) | $ 282,156 |

The following table presents the contractual maturities of the Company's marketable securities as of January 31, 2026 (in thousands):

| | As of January 31, 2026 | |
| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due within one year | $ 93,542 | $ 93,768 |
| Due within one to three years | 139,527 | 140,442 |
| Total | $ 233,069 | $ 234,210 |

The Company periodically evaluates its investments for expected credit losses. The Company had certain available-for-sale investment securities in a gross unrealized loss position, substantially all of which had been in such position for less than 12 months. The unrealized losses on the available-for-sale securities were primarily due to unfavorable changes in interest rates subsequent to the initial purchase of these securities. The Company expects to recover the full carrying value of its available-for-sale securities in an unrealized loss position as it does not intend or anticipate a need to sell these securities prior to recovering the associated unrealized losses. The Company also expects any credit losses would be immaterial based on the high-grade credit rating for each of such available-for-sale securities. As a result, the Company does not consider any portion of the unrealized losses as of January 31, 2026 or January 31, 2025 to represent credit losses.

In April 2020 and November 2022, the Company entered into credit agreements (the "April 2020 Senior Secured Term Loan" and "November 2022 Senior Secured Credit Facility" as defined in *Note 6. Debt*) with Silicon Valley Bank ("SVB"). The credit facilities are carried at amortized cost, which approximated their fair values as of January 31, 2026 and January 31, 2025. If the credit facilities were measured at fair value in the financial statements, they would be classified as Level 2 in the fair value hierarchy. The April 2020 Senior Secured Term Loan was repaid in full and terminated in November 2022. On March 27, 2023, First Citizens BancShares, Inc. announced that it entered into an agreement to purchase assets and liabilities of SVB, inclusive of the November 2022 Senior Secured Credit Facility.

## Note 5.  Balance Sheet Components

### *Property and Equipment, Net*

Property and equipment, net, consisted of the following (in thousands):

|  | As of January 31, | |
|---|---|---|
|  | 2026 | 2025 |
| Leasehold improvements | $ 99,333 | $ 104,150 |
| Capitalized internal-use software | 51,577 | 35,112 |
| Furniture and fixtures | 12,858 | 12,689 |
| Desktop and other computer equipment | 3,114 | 2,828 |
| Construction in progress | 3,431 | 497 |
| Total gross property and equipment | 170,313 | 155,276 |
| Less: Accumulated depreciation and amortization | (82,000) | (59,440) |
| Total property and equipment, net | $ 88,313 | $ 95,836 |

Depreciation and amortization expense for the years ended January 31, 2026, 2025, and 2024 was $22.0 million, $17.5 million, and $14.3 million, respectively.

The changes in the carrying value of capitalized internal-use software costs for the periods presented below are as follows (in thousands):

|  | Amount |
|---|---|
| Balance as of February 1, 2024 | $ 10,521 |
| Capitalization of internal-use software costs | 11,052 |
| Amortization of internal-use software costs | (4,994) |
| Balance as of January 31, 2025 | $ 16,579 |
| Capitalization of internal-use software costs | 16,464 |
| Amortization of internal-use software costs | (8,429) |
| Balance as of January 31, 2026 | $ 24,614 |

### *Prepaid Expenses and Other Current Assets*

Prepaid expenses and other current assets consisted of the following (in thousands):

|  | As of January 31, | |
|---|---|---|
|  | 2026 | 2025 |
| Prepaid expenses | $ 15,389 | $ 17,437 |
| Deferred contract acquisition costs, current | 23,962 | 22,414 |
| Other current assets | 9,222 | 6,303 |
| Total prepaid expenses and other current assets | $ 48,573 | $ 46,154 |

### *Accrued Expenses and Other Current Liabilities*

Accrued expenses and other current liabilities consisted of the following (in thousands):

|  | As of January 31, | |
|---|---|---|
|  | 2026 | 2025 |
| Term loan, current | $ 40,823 | $ — |
| Accrued payroll liabilities | 24,144 | 22,623 |
| Accrued sales and value-added taxes | 15,748 | 13,140 |
| Accrued taxes for fringe benefits | 14,148 | 13,055 |
| Accrued advertising expenses | 6,384 | 5,862 |
| Accrued consulting expenses | 4,612 | 5,297 |
| Other current liabilities | 17,857 | 23,054 |
| Total accrued expenses and other current liabilities | $ 123,716 | $ 83,031 |

## Note 6.  Debt

In April 2020, the Company entered into a five-year $40.0 million term loan agreement with SVB (the "April 2020 Senior Secured Term Loan") which provided for a senior secured term loan facility, in an aggregate principal amount of up to $40.0 million to be used for the construction of the Company's corporate headquarters. Interest accrued and was payable monthly based on a floating rate per annum equal to the prime rate (per the Wall Street Journal) plus an applicable margin ranging from 0% to (1.0)% based on the Company's unrestricted cash balance at the lender. The April 2020 Senior Secured Term Loan was repaid in full and terminated in November 2022 in connection with a refinance.

In November 2022, the Company entered into an agreement for a four-year credit facility (as amended on April 13, 2023, June 18, 2024, November 18, 2024, and May 29, 2025, the "November 2022 Senior Secured Credit Facility") with SVB, which refinanced the April 2020 Senior Secured Term Loan. The November 2022 Senior

Secured Credit Facility provides for senior secured credit facilities in the aggregate principal amount of $150.0 million, including a senior secured term loan facility in an aggregate principal amount of $50.0 million and a revolving loan facility in an aggregate principal amount of up to $100.0 million, including a $30.0 million letter of credit sub-facility, maturing on November 7, 2026. On March 27, 2023, First Citizens BancShares, Inc. announced that it entered into an agreement to purchase assets and liabilities of SVB, inclusive of the November 2022 Senior Secured Credit Facility.

Borrowings under the November 2022 Senior Secured Credit Facility may be designated as ABR Loans or SOFR Loans, subject to certain terms and conditions under the agreement. ABR Loans accrue interest at a rate per annum equal to the ABR plus an applicable margin of 1.25%. Term SOFR Loans accrue interest at a rate per annum equal to the applicable adjusted term SOFR rate, which is equal to the applicable term SOFR rate plus a term SOFR adjustment of 10 basis points, provided such adjusted term SOFR rate shall not be less than zero, plus an applicable margin of 2.25%. Interest accrues and is payable on a monthly basis.

The November 2022 Senior Secured Credit Facility contains customary conditions to borrowing, events of default, and covenants, including covenants that restrict the Company's ability to incur indebtedness, make or hold investments, execute certain change of control transactions, business combinations or other fundamental changes to the business, dispose of assets, make certain types of restricted payments or enter into certain related party transactions, subject to customary exceptions. In addition, the November 2022 Senior Secured Credit Facility contains financial covenants, including a consolidated adjusted quick ratio of 1.25 to 1.00, as well as a minimum cash adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA"), each tested on a quarterly basis.

Pursuant to the terms of the November 2022 Senior Secured Credit Facility, the Company may issue letters of credit which may reduce the total amount available for borrowing under the revolving credit facility. Additionally, the Company is required to pay an annual commitment fee that accrues at a rate of 0.15% per annum on the unused portion of the borrowing commitments under the revolving credit facility. The Company had an aggregate of $21.7 million of letters of credit outstanding under the revolving credit facility as of January 31, 2026, and the Company's total available borrowing capacity under the revolving credit facility was $78.3 million as of January 31, 2026.

As of January 31, 2026, $50.0 million was drawn and $40.6 million was outstanding under the November 2022 Senior Secured Credit Facility. As of January 31, 2026, the Company was in compliance with all financial covenants.

In conjunction with the close of the November 2022 Senior Secured Credit Facility, the Company paid upfront issuance fees of $0.4 million. The upfront fees are amortized over the remaining term of the agreement. As of January 31, 2026, the Company had $0.1 million remaining of upfront issuance fees allocated to the revolving credit facility presented in the Company's consolidated balance sheet within other assets.

The net carrying amounts of the November 2022 Senior Secured Credit Facility were as follows (in thousands):

| | As of January 31, | | | |
|---|---|---|---|---|
| | 2026 | | 2025 | |
| Principal | $ | 40,625 | $ | 44,375 |
| Accrued interest | | 235 | | 299 |
| Unamortized loan issuance costs | | (37) | | (84) |
| Net carrying amount | $ | 40,823 | $ | 44,590 |
| | | | | |
| Term loan, current | $ | 40,823 | $ | 5,299 |
| Term loan, noncurrent | $ | — | $ | 39,291 |

The net carrying amount of the current portion of the term loan is presented within accrued expenses and other current liabilities in the consolidated balance sheets.

The expected future principal payments for all borrowings as of January 31, 2026 is as follows (in thousands):

| Fiscal year ending January 31, | Expected Principal Payments |
|---|---|
| 2027 | $ 40,625 |
| Total expected future principal payments | $ 40,625 |

## Note 7.   Commitments and Contingencies

### *Standby Letters of Credit*

As of January 31, 2026 and 2025, the Company had several letters of credit outstanding related to its operating leases totaling $21.7 million and $21.6 million, respectively. The letters of credit expire at various dates between fiscal 2028 and fiscal 2035.

### *Purchase Commitments*

In November 2024, the Company entered into a 60-month contract with Amazon Web Services ("AWS") for hosting-related services, which replaced the Company's prior agreement with AWS and terminated the remaining commitments under the prior agreement. Pursuant to the terms of the November 2024 contract with AWS, the Company is required to spend $255.0 million over the term of the contract between December 2024 to November 2029. The commitment may be offset by up to $4.2 million in credits, of which $3.7 million are subject to the Company meeting certain conditions of the agreement. As of January 31, 2026, the Company had purchase commitments remaining of $204.8 million under this contract, which are not reflected on the Company's consolidated balance sheet as of January 31, 2026. The Company may include certain agreements with third-party vendors purchased through AWS Marketplace within the AWS commitment, as spend for these agreements are eligible and expected to be used to meet the purchase commitment.

Future commitments under the AWS contract as of January 31, 2026, are as follows (in thousands):

| Fiscal year ending January 31, | Purchase Commitments |
|---|---|
| 2027 | $ 36,807 |
| 2028 | 54,000 |
| 2029 | 56,000 |
| 2030 and thereafter | 58,000 |
| Total remaining purchase commitments | $ 204,807 |

As of January 31, 2026, the Company had purchase commitments remaining of $29.7 million with various parties primarily for software-based services which are not reflected on the Company's consolidated balance sheets, of which $13.8 million are expected to be eligible towards the AWS purchase commitment.

### *Indemnification Agreements*

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against any liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

Additionally, in the ordinary course of business, the Company enters into agreements of varying scope and terms pursuant to which it agrees to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. For the years ended January 31, 2026 and 2025, no demands have been made upon the Company to provide indemnification under such agreements, and there are no claims that the Company is aware of that could have a material adverse effect on its financial position, results of operations, or cash flows.

*Contingencies*

From time to time in the normal course of business, the Company may be subject to various claims and other legal matters arising in the ordinary course of business. As of January 31, 2026 and 2025, the Company believes that none of its current legal proceedings would have a material adverse effect on its financial position, results of operations, or cash flows.

**Note 8.    Leases**

The Company leases real estate facilities under non-cancelable operating leases with various expiration dates through fiscal 2034. The Company has no lease agreements that are classified as finance leases.

The components of lease costs, lease term, and discount rate for operating leases are as follows:

| | Year Ended January 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2026 | | 2025 | | 2024 |
| Operating lease costs (in thousands) | $ | 38,534 | $ | 39,681 | $ | 40,897 |
| Short-term lease costs (in thousands) | | 1,364 | | 1,842 | | 3,488 |
| Variable lease costs (in thousands) | | 4,760 | | (491) | | 2,663 |
| Total lease costs | $ | 44,658 | $ | 41,032 | $ | 47,048 |
| | | | | | | |
| Weighted-average remaining lease term (in years) | | 7.1 | | 7.9 | | 8.8 |
| Weighted-average discount rate | | 9.4 % | | 9.5 % | | 9.5 % |

Supplemental cash flow information related to operating leases are as follows (in thousands):

| | Year Ended January 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2026 | | 2025 | | 2024 |
| Cash paid for amounts included in the measurement of operating lease liabilities | $ | 43,184 | $ | 41,621 | $ | 41,389 |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $ | 6,886 | $ | 8,534 | $ | 29,887 |
| Right-of-use reductions related to operating lease impairments | $ | 22,679 | $ | 6,708 | $ | 4,900 |

Future minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year included in the Company's total operating lease liabilities as of January 31, 2026, are as follows (in thousands):

| Fiscal year ending January 31, | Operating Lease Payments | |
| --- | --- | --- |
| 2027 | $ | 42,817 |
| 2028 | | 41,196 |
| 2029 | | 37,867 |
| 2030 | | 34,253 |
| 2031 and thereafter | | 132,233 |
| Total undiscounted operating lease payments | | 288,366 |
| Less: imputed interest | | (79,771) |
| Total operating lease liabilities | $ | 208,595 |

As of January 31, 2026, the Company has commitments of $2.3 million for an operating lease that has not yet commenced, and therefore is not included in the ROU asset or operating lease liabilities. The foregoing operating lease will commence in the first quarter of fiscal 2027, with a lease term of seven years. Subsequent to January 31, 2026, the Company entered into three agreements to lease additional space and to extend the term of existing leases.

The Company expects to pay $10.7 million in additional rent payments over the terms of these leases, which expire between fiscal 2033 and fiscal 2034.

During the years ended January 31, 2026, 2025, and 2024, the Company executed subleases for a portion of its corporate office space in San Francisco, California. The Company evaluated the associated asset group for impairment, which included the ROU assets and underlying property and equipment for the lease. The Company compared the expected future undiscounted cash flows to the carrying value and determined the respective asset group was not recoverable. The Company calculated the fair value based on the present value of the cash flows from the subleases for the remaining lease terms and compared the estimated fair value to its carrying value, which resulted in a $30.7 million, $6.8 million, and $5.0 million consolidated impairment charge during the years ended January 31, 2026, 2025, and 2024, respectively. Of the $30.7 million total impairment charge recorded during the year ended January 31, 2026, $22.7 million was attributed to the operating lease ROU asset and $8.0 million was attributed to property and equipment associated with the lease. The impairment charge attributed to property and equipment associated with the leases were not material for the years ended January 31, 2025 and 2024. The fair value of the operating lease ROU assets and associated property and equipment was estimated as of the sublease execution date using level 3 inputs based on an income approach by converting future sublease cash inflows and outflows to a single present value. Estimated cash flows were discounted at a rate commensurate with the inherent risks associated with the asset group to arrive at an estimate of fair value. The impairment charges are included in general and administrative expenses in the consolidated statements of operations.

The Company has subleased certain office spaces to third parties and has classified the subleases as operating leases. The subleases have lease terms ranging from four to five years. Sublease income was $3.4 million, $1.8 million, and $0.8 million for the years ended January 31, 2026, 2025, and 2024, respectively. The Company recognizes sublease income as a reduction of lease expense in the Company's consolidated statements of operations.

Operating lease amounts in the table above do not include sublease payments to be received of $16.8 million. As of January 31, 2026, the future total minimum sublease payments to be received were as follows (in thousands):

| Fiscal year ending January 31, | Sublease Payments to be Received |
|---|---|
| 2027 | $ 5,045 |
| 2028 | 5,524 |
| 2029 | 4,620 |
| 2030 | 1,628 |
| Total sublease payments to be received | $ 16,817 |

**Note 9.    Net Loss Per Share**

The Company computes net loss per share using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting and conversion rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company's net income and losses.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

| | Year Ended January 31, | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Numerator: | | | |
| Net loss | $ (189,024) | $ (255,536) | $ (257,030) |
| Denominator: | | | |
| Weighted-average shares used in calculating net loss per share, basic and diluted | 236,823 | 229,472 | 220,406 |
| Net loss per share, basic and diluted | $ (0.80) | $ (1.11) | $ (1.17) |

The potential shares of common stock that were excluded from the computation of diluted net loss per share for the period presented because including them would have been anti-dilutive are as follows (in thousands):

| | Year Ended January 31, | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Stock options | 4,356 | 6,071 | 9,788 |
| Restricted stock units | 12,631 | 21,521 | 17,190 |
| Performance-based restricted stock units [1] | 991 | — | — |
| Shares issuable pursuant to the 2020 Employee Stock Purchase Plan | 693 | 642 | 485 |
| Total | 18,671 | 28,234 | 27,463 |

_____

(1)    Performance-based restricted stock units are presented at the number of shares eligible to vest based on 100% target attainment of the market and performance conditions, however the number of shares that ultimately vest will range between zero and 200% depending on level of attainment. See *Note 10. Stockholders' Equity* for additional information.

## Note 10.   Stockholders' Equity

### Common Stock

There are two classes of common stock that total 1,500,000,000 authorized shares: 1,000,000,000 authorized shares of Class A common stock and 500,000,000 authorized shares of Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock. There were 162,018,631 shares of Class A common stock and 75,896,680 shares of Class B common stock issued and outstanding as of January 31, 2026. There were 147,476,415 shares of Class A common stock and 85,411,680 shares of Class B common stock issued and outstanding as of January 31, 2025.

All changes in the number of shares of common stock outstanding for the years ended January 31, 2026 and 2025, were related to changes in Class A common stock, other than conversions of Class B common stock into an equivalent number of shares of Class A common stock.

### Stock Plans

The Company has a 2009 Stock Plan (the "2009 Plan"), a 2012 Amended and Restated Stock Plan (the "2012 Plan"), and a 2020 Equity Incentive Plan (the "2020 Plan"). Each plan was initially established to grant equity awards to employees and consultants of the Company to assist in attracting, retaining, and motivating employees and consultants and to provide incentives to promote the success of the Company's business. The number of shares reserved for issuance under the 2020 Plan increased by 9,414,923 shares of Class A common stock on February 1, 2022, by 10,714,637 shares of Class A common stock on February 1, 2023, by 11,236,396 shares of Class A common stock on February 1, 2024, and by 11,644,404 shares of Class A common stock on February 1, 2025, all pursuant to the evergreen provisions of the 2020 Plan. As of January 31, 2026, 48,401,650 shares were reserved for issuance under the 2020 Plan.

There are no outstanding awards under the 2009 Plan, and new issuances under the 2012 Plan terminated upon completion of the direct listing. Awards outstanding under the 2012 Plan continue to be outstanding and are governed by the provisions of the 2012 Plan. The 2020 Plan provides for the grant of incentive stock options ("ISOs"), within the meaning of Section 422 of the Code, nonstatutory stock options ("NSOs" and together with ISOs, "stock options"), stock appreciation rights, restricted stock awards, RSUs, PSUs, and other forms of equity compensation.

ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. Stock options under the 2020 Plan may be granted for periods of up to 10 years. The exercise price of ISOs and NSOs shall not be less than 100% of the estimated fair value of the shares on the date of grant as determined by the Company's board of directors. Stock options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the vesting commencement date and 1/48 per month thereafter.

The Company has outstanding RSU awards issued pursuant to the 2012 Plan and 2020 Plan. RSUs granted generally vest on a predefined rate over a period of one to four years contingent upon continuous service.

Shares of common stock purchased under the 2012 Plan are subject to certain restrictions and repurchase rights.

***Stock Options***

Option activity under the Company's combined stock plans is set forth below (in thousands, except years and per share data):

| | Number of Shares | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Balances at January 31, 2025 | 6,071 | $ 3.48 | 3.6 | $ 108,457 |
| Stock options granted | — | — | | |
| Stock options exercised | (1,714) | 2.93 | | |
| Stock options cancelled | (1) | 0.93 | | |
| Balances at January 31, 2026 | 4,356 | 3.69 | 2.8 | $ 28,562 |
| Vested and exercisable at January 31, 2026 | 4,258 | 3.73 | 2.8 | $ 27,769 |
| Vested and expected to vest at January 31, 2026 | 4,356 | 3.69 | 2.8 | $ 28,562 |

The total intrinsic value of stock options exercised during the periods presented were as follows:

| | Year Ended January 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Aggregate intrinsic value of stock options exercised (in thousands) | $ 20,401 | $ 61,023 | $ 38,757 |

### Restricted Stock Units

The Company's RSU activity is set forth below (in thousands, except per share data):

| | Number of Shares | Weighted-Average Grant Date Fair Value Per Share | Aggregate Intrinsic Value |
|---|---|---|---|
| Unvested RSUs at January 31, 2025 | 21,521 | $ 18.44 | $ 459,258 |
| RSUs granted | 8,653 | 16.48 | |
| RSUs vested | (11,424) | 18.69 | |
| RSUs cancelled/forfeited | (6,119) | 18.06 | |
| Unvested RSUs at January 31, 2026 | 12,631 | 17.06 | $ 129,468 |
| RSUs vested, not yet released at January 31, 2026 | 265 | 40.93 | |

The weighted-average grant date fair value of RSUs granted during the years ended January 31, 2026, 2025, and 2024 was $16.48, $16.23, and $20.01, respectively. The total grant date fair value of RSUs vested during the years ended January 31, 2026, 2025, and 2024 was $213.5 million, $205.3 million, and $189.8 million, respectively.

### Performance-Based Restricted Stock Units

In July 2025, pursuant to the 2020 Plan, the Company's board of directors approved an award of 1,179,776 performance-based restricted stock units to the Company's new CEO, which vest upon satisfaction of certain market and performance conditions. Of the total PSU awards, 80% are associated with a market condition ("Market-Based Awards") and 20% are associated with a performance condition ("Performance-Based Awards"). The number of shares eligible to vest will range between zero and 200%, depending on the attainment level of the market and performance conditions over a three-year performance period.

#### Market-Based Awards

The Market-Based Awards vest based on both (i) continuous service through each vesting date and (ii) the Company's relative total shareholder return performance as compared to a defined group of peer companies during the performance periods. The Company estimates the grant-date fair value of the Market-Based Awards using a Monte Carlo simulation model, which models multiple stock price paths in order to estimate the grant date fair value of the awards. The valuation model incorporates various assumptions including expected stock price volatility, expected term, expected dividend yield, and risk-free interest rates. The Company estimates the volatility of its common stock and the common stock of its peer companies on the date of grant based on the respective historical equity volatility. The expected term is based on the award agreement, the expected dividend yield input is zero as the Company has never declared a dividend and does not expect to pay any cash dividends in the foreseeable future, and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company recognizes stock-based compensation expense for the Market-Based Awards using the accelerated attribution method over the three-year requisite service period. Failure to satisfy the market condition results in the forfeiture of units but does not result in the reversal of previously recognized compensation cost.

The following assumptions were used to calculate the fair value of the Market-Based Awards granted during the year ended January 31, 2026:

| | Year Ended January 31, 2026 |
|---|---|
| Risk-free interest rate | 3.74 % |
| Expected term | 3 years |
| Dividend yield | — % |
| Expected volatility | 72.57 % |

During the year ended January 31, 2026, the Company granted 943,821 Market-Based Awards and recognized $4.9 million of stock-based compensation expense related to these awards. Prior to the year ended January 31, 2026, no Market-Based Awards had been granted, and therefore no such stock-based compensation expense had been incurred.

*Performance-Based Awards*

The Performance-Based Awards will vest upon satisfaction of both (i) continuous service through each vesting date and (ii) achievement of revenue-based performance targets during the performance periods. Under ASC 718, the Performance-Based Awards are determined to be granted once the performance targets are approved by the board of directors, as this is when a mutual understanding of the key terms of the award has been established. The Company estimates the grant-date fair value of the Performance-Based Awards based on the price of the Company's common stock on the date of grant. Stock-based compensation for these awards is recognized using the accelerated attribution method over the requisite service period and is only recognized if achievement of the performance targets is considered probable. The probability of achievement is assessed at the grant date and is reassessed each reporting period. Stock-based compensation for these awards will be adjusted to reflect the number of awards that ultimately vest.

During the year ended January 31, 2026, the Company granted 47,191 Performance-Based Awards and recognized $0.1 million of stock-based compensation expense related to these awards. Prior to the year ended January 31, 2026, no Performance-Based Awards had been granted, and therefore no such stock-based compensation expense had been incurred.

The Company's PSU activity is set forth below (in thousands, except per share data):

| | Number of Shares | Weighted-Average Grant Date Fair Value Per Share | Aggregate Intrinsic Value |
|---|---|---|---|
| Unvested PSUs at January 31, 2025 | — | $ — | $ — |
| PSUs granted | 991 | 19.98 | |
| PSUs vested | — | — | |
| PSUs cancelled/forfeited | — | — | |
| Unvested PSUs at January 31, 2026 | 991 | $ 19.98 | $ 10,158 |

The weighted-average grant date fair value of PSUs granted during the year ended January 31, 2026 was $19.98 and there were no PSU awards granted during the years ended January 31, 2025 and 2024. No PSU awards vested during the years ended January 31, 2026, 2025, and 2024.

**Stock-Based Compensation Expense**

Stock-based compensation expense for stock-based awards to employees and non-employees in the Company's consolidated statements of operations for the periods below were as follows (in thousands):

| | Year Ended January 31, | | |
|---|---|---|---|
| | 2026 | 2025 | 2024 |
| Cost of revenues | $ 1,803 | $ 1,387 | $ 1,549 |
| Research and development | 106,174 | 115,953 | 112,619 |
| Sales and marketing | 58,089 | 64,320 | 59,217 |
| General and administrative | 48,777 | 29,611 | 29,033 |
| Total stock-based compensation expense | $ 214,843 | $ 211,271 | $ 202,418 |

The stock-based compensation expense related to awards granted to non-employees for the years ended January 31, 2026, 2025, and 2024 was not material.

Total unrecognized stock-based compensation expense related to unvested awards not yet recognized under all equity compensation plans was as follows:

| | As of January 31, 2026 | |
| --- | --- | --- |
| | Unrecognized Expense (in thousands) | Weighted-Average Expected Recognition Period (in years) |
| Stock options | $ 105 | 2.1 |
| RSUs | 183,614 | 1.9 |
| PSUs | 14,920 | 1.9 |
| Total unrecognized stock-based compensation expense | $ 198,639 | 1.9 |

### *2020 Employee Stock Purchase Plan*

In September 2020, the Company's board of directors adopted and approved the 2020 Employee Stock Purchase Plan which became effective on the effective date of the Company's registration statement on Form S-1 filed with the SEC in connection with the direct listing. The ESPP initially reserved and authorized the issuance of up to a total of 2,000,000 shares of Class A common stock to participating employees. The number of shares reserved under the ESPP was automatically increased on February 1, 2021 to 3,614,801 shares of Class A common stock, to 5,497,785 on February 1, 2022, to 7,640,712 on February 1, 2023, to 9,887,991 on February 1, 2024, and to 12,216,871 on February 1, 2025, all pursuant to the evergreen provisions of the ESPP.

Subject to any limitations contained therein, the ESPP allows eligible participants to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase shares of the Company's Class A common stock at a purchase price equal to 85% of the fair market value of the Class A common stock on either the first day of the offering period or the purchase date, whichever fair market value is lower. The ESPP generally provides for consecutive 24-month offering periods, each consisting of four separate consecutive purchase periods of approximately six months in length. The ESPP also includes a two year look back in purchase price, including a reset feature. The reset feature is triggered if the price on the date of purchase is less than the price on the first day of the offering period.

During the years ended January 31, 2026, 2025, and 2024 the Company recognized $6.4 million, $12.5 million, and $11.4 million respectively, of stock-based compensation expense related to the ESPP. The Company withheld $6.0 million and $6.6 million as of January 31, 2026 and 2025, respectively, in contributions from employees. As of January 31, 2026, total unrecognized stock-based compensation expense related to the ESPP was $2.7 million, which will be amortized over a weighted-average vesting term of 0.9 years.

The following assumptions were used to calculate the fair value of shares to be granted under the ESPP during the period:

| | Year Ended January 31, | | |
| --- | --- | --- | --- |
| | 2026 | 2025 | 2024 |
| Risk-free interest rate | 3.5% - 4.2% | 3.5% - 4.5% | 4.1% - 5.5% |
| Expected term | 0.5 - 2.0 years | 0.5 - 2.0 years | 0.5 - 2.0 years |
| Dividend yield | —% | —% | —% |
| Expected volatility | 60.6% - 88.9% | 48.8% - 65.0% | 39.3% - 60.3% |

### *Stock Repurchase Program*

In June 2024, the Company's board of directors authorized a stock repurchase program of up to $150.0 million of its outstanding Class A common stock (the "Repurchase Program"). The Repurchase Program was later amended on May 30, 2025 to remove the original expiration date and authorize the repurchase of an additional $100.0 million of Class A common stock. Under the Repurchase Program, which is designed to return value to the Company's stockholders and reduce share count over time, the Company may repurchase shares in the open market, through privately negotiated transactions, by entering into structured repurchase agreements with third parties, by making block purchases, and/or pursuant to Rule 10b5-1 trading plans. The timing, manner, price, and amount of any repurchases under the Repurchase Program will be determined by the Company in its discretion.

The Repurchase Program does not obligate the Company to acquire any particular amount of Class A common stock, and the Repurchase Program may be suspended or discontinued at any time at the Company's discretion. The Repurchase Program will be funded using the Company's working capital, has no fixed term as amended, and will continue until the funds committed to the Repurchase Program are exhausted or such authorization is revoked by the Company's board of directors.

The following table summarizes the stock repurchase activity under the Company's Repurchase Program (in thousands, except per share data):

| | Year Ended January 31, | | | |
|---|---|---|---|---|
| | 2026 | | 2025 | |
| Number of shares repurchased | | 9,725 | | 6,213 |
| Weighted-average price per share | $ | 13.59 | $ | 12.61 |
| Aggregate purchase price | $ | 132,206 | $ | 78,354 |

During the year ended January 31, 2024, the Company did not have a stock repurchase program.

On February 27, 2026, the Company's board of directors amended the Repurchase Program to authorize the repurchase of an additional $160.0 million of the Company's outstanding Class A common stock pursuant to the Repurchase Program.

As of January 31, 2026, $39.4 million remained available for future stock repurchases under the Repurchase Program, and following the February 27, 2026 amendment, the Company now has a total of $199.4 million available for future repurchases under the Repurchase Program. All shares of Class A common stock repurchased under the Repurchase Program were retired. Upon retirement, the par value of the common stock repurchased was deducted from common stock and any excess of repurchase price over par value was recorded entirely to accumulated deficit in the consolidated balance sheets.

## Note 11.   Employee Benefit Plans

In January 2011, the Company adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees within the United States who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company's contributions to the plan may be made at the discretion of the board of directors. During the fiscal year ended January 31, 2025, the Company began matching participant's contributions up to a certain maximum amount. The matching contribution expense for the years ended January 31, 2026 and 2025 was not material. There was no matching contribution expense for the year ended January 31, 2024. Additionally, the Company engages in required pension plans of respective countries in which operations exist.

**Note 12.    Interest Income and Other Income (Expense), Net**

Interest income and other income (expense), net consist of the following (in thousands):

| | Year Ended January 31, | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Interest income | $ 15,810 | $ 19,849 | $ 21,128 |
| Unrealized gains (losses) on foreign currency transactions | (1,343) | 618 | (164) |
| Other non-operating income (expense) | 1,845 | (820) | (340) |
| Total interest income and other income (expense), net | $ 16,312 | $ 19,647 | $ 20,624 |

Other non-operating income (expense) consists primarily of realized foreign currency gains and losses on transactions in the periods presented.

**Note 13.    Income Taxes**

The components of the provision for income taxes were as follows (in thousands):

| | Year Ended January 31, | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| Current: | | | |
| Federal | $ — | $ — | $ — |
| State | 203 | 121 | 318 |
| Foreign | 4,247 | 4,295 | 3,239 |
| Total current | $ 4,450 | $ 4,416 | $ 3,557 |
| Deferred: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | — |
| Foreign | 407 | 349 | 148 |
| Total deferred | 407 | 349 | 148 |
| Total provision for income taxes | $ 4,857 | $ 4,765 | $ 3,705 |

The components of income (loss) before provision for income taxes were as follows (in thousands):

| | Year Ended January 31, | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| United States | $ (195,803) | $ (261,057) | $ (262,894) |
| Foreign | 11,636 | 10,286 | 9,569 |
| Total | $ (184,167) | $ (250,771) | $ (253,325) |

Beginning in the fiscal year ended January 31, 2026 annual reporting, the Company adopted ASU 2023-09 prospectively. See *Note 2. Basis of Presentation and Summary of Significant Accounting Policies* for additional details on the adoption of ASU 2023-09. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended January 31, 2026 is as follows (in thousands, except percentages):

|  | Year Ended January 31, | |
|---|---|---|
|  | 2026 | |
| Pretax book loss (consolidated) | $ (184,167) | |
| US federal statutory income tax rate | (38,675) | 21.0 % |
| State and local income tax, net of federal income tax effect [1] | 154 | (0.1) |
| Foreign tax effects | | |
| Canada | 1,980 | (1.1) |
| Other foreign jurisdictions | 232 | (0.1) |
| Effect of cross-border tax laws | | |
| Net CFC tested income (previously GILTI) | 2,019 | (1.1) |
| Tax credits | | |
| Research and development credits | (18,381) | 10.0 |
| Changes in valuation allowances | 42,848 | (23.3) |
| Non-taxable or non-deductible items | | |
| Stock based compensation expense | 10,031 | (5.4) |
| Other non-deductible items | 4,504 | (2.4) |
| Other | 145 | (0.1) |
| Total income tax expense | $ 4,857 | (2.6)% |

_____

(1)      State taxes in Texas, Oregon, and DC make up a majority (greater than 50 percent) of the tax effect in this category.

The reconciliation between the statutory federal income tax and the Company's effective tax rates as a percentage of loss before provision for income taxes for the years ended January 31, 2025 and 2024 were as follows:

|  | Year Ended January 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Federal tax rate | 21.0 % | 21.0 % |
| Stock-based compensation expense | (3.3) | (3.6) |
| Change in valuation allowance | (21.2) | (21.4) |
| Research and development credits | 7.4 | 3.5 |
| U.S. taxation of foreign income and payments | (3.9) | — |
| Other | (1.9) | (1.0) |
| Effective income tax rate | (1.9)% | (1.5)% |

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended January 31, 2026 is as follows (in thousands):

|  | Year Ended January 31, |
| --- | --- |
|  | 2026 |
| US federal | $ — |
| US state and local | 204 |
| Foreign |  |
| Canada | 3,254 |
| Other | 1,567 |
| Total | $ 5,025 |

The major components of deferred tax assets (liabilities) were as follows (in thousands):

|  | As of January 31, | |
| --- | --- | --- |
|  | 2026 | 2025 |
| Deferred tax assets: |  |  |
| Net operating loss carryforwards | $ 384,696 | $ 284,870 |
| Tax credit carryforwards | 149,433 | 123,900 |
| Stock-based compensation | 8,623 | 12,090 |
| Reserves and accrued expenses | 7,877 | 6,815 |
| Operating lease liabilities | 48,065 | 52,849 |
| R&D expense capitalization under Sec. 174 | 94,996 | 169,447 |
| Other | 23 | 34 |
| Total deferred tax assets | 693,713 | 650,005 |
| Valuation allowance | (654,220) | (601,313) |
| Total deferred tax assets, net of valuation allowance | 39,493 | 48,692 |
| Deferred tax liabilities: |  |  |
| Right of use asset | (30,481) | (39,286) |
| Deferred commissions | (9,253) | (8,634) |
| Depreciation and amortization | (1,749) | (2,354) |
| Total deferred tax liabilities | (41,483) | (50,274) |
| Net deferred tax liabilities | $ (1,990) | $ (1,582) |

Deferred tax assets and liabilities are presented in the accompanying consolidated balance sheet within other assets and other liabilities. The valuation allowance increased by $52.9 million, $68.9 million, and $61.9 million during the years ended January 31, 2026, 2025, and 2024, respectively. The increase in the valuation allowance during the years ended January 31, 2026, 2025, and 2024 were primarily driven by tax credits and Sec. 174 deferred tax assets generated in the United States. As of January 31, 2026, 2025, and 2024, the Company believes it is not more likely than not that the deferred tax assets will be fully realizable and continues to maintain a full valuation allowance against its net deferred tax assets.

As of January 31, 2026, the Company had aggregate federal and state net operating loss carryforwards of $1,588.0 million and $819.0 million, respectively. The federal and state net operating losses, if not used, will begin to expire in 2029. Federal net operating losses generated after January 31, 2018 will carry forward indefinitely.

As of January 31, 2026, the Company has federal and California research and development tax credit carryforwards of $133.4 million and $82.8 million, respectively. The federal research and development tax credits, if not used, will begin to expire in 2030, while the state tax credit carryforwards may be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company's ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if the Company has experienced an "ownership change." Generally, a Section 382 "ownership change" occurs if one or more stockholders or groups of stockholders who owns at least 5% of a corporation's stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Similar rules may apply under state tax laws. The Company has completed a Section 382 study of transactions in its stock through January 31, 2020. The study concluded that the Company has experienced ownership changes since inception and that its utilization of net operating loss carryforwards will be subject to annual limitations. However, it is not expected that the annual limitations will result in the expiration of tax attribute carryforwards prior to utilization.

Under the Tax Cuts and Jobs Act of 2017 ("TCJA"), foreign research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective January 1, 2022. This tax law change did not result in any U.S. federal tax liability. It did result in incremental state tax liability and expense due to limitations on the use of existing state net operating loss carryforwards. The TCJA also included a tax on global intangible low-taxed income ("GILTI") earned by foreign subsidiaries. We elected to account for the income tax effects of GILTI as a period cost in the year the tax is incurred.

On July 4, 2025, the United States enacted federal tax legislation commonly referred to as the One Big Beautiful Bill Act (the "OBBB Act"). Included in this legislation are provisions that allow for the immediate expensing of domestic research and development expenses, permanent extensions and modifications of certain provisions of the 2017 Tax Cuts and Jobs Act, and modifications to the U.S. international tax system. The Company evaluated the impact of the OBBB Act on its tax provision, valuation allowance, and uncertain tax positions. The OBBB Act did not have a material impact on the Company's financial statements. The Company maintains a full valuation allowance, and any change in net deferred tax assets from the OBBB Act would be accompanied by a corresponding adjustment to the valuation allowance.

The Pillar Two Global Anti-Base Erosion rules issued by the Organization for Economic Co-operation and Development ("OECD"), a global policy forum, introduced a global minimum tax of 15%. Nearly all OECD member jurisdictions have agreed in principle to adopt the OECD's Pillar Two provisions, though implementation timelines vary. Numerous jurisdictions, including some jurisdictions where the Company operates, have enacted these rules, with many taking effect as of January 1, 2024. The Company is not currently subject to these rules but is continuing to evaluate the Pillar Two Framework and its potential impact on future periods.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company's foreign subsidiaries as of January 31, 2026 due to the Company's intention to permanently reinvest such earnings.

No liability related to uncertain tax positions is recorded in the financial statements due to the fact the liabilities have been netted against deferred attribute carryovers.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits was as follows (in thousands):

|  | As of January 31, | |
|  | 2026 | 2025 |
| --- | --- | --- |
| Balance at the beginning of the year | $ 44,846 | $ 34,960 |
| Increases - current period tax positions | 8,294 | 7,387 |
| Increases - prior period tax positions | 907 | 2,499 |
| Balance at the end of the year | $ 54,047 | $ 44,846 |

The Company had no accrued interest and penalties related to unrecognized tax benefits as of January 31, 2026 or January 31, 2025. As of January 31, 2026, there are no unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate. The Company does not expect that its uncertain tax positions will materially change in the next 12 months.

The Company files federal and state tax returns in the United States and in various foreign jurisdictions. The Company's tax years since inception are open to examination by federal and state taxing authorities, and the tax years 2020 and forward remain open in various foreign jurisdictions.

## Note 14.   Geographic Information

The following tables set forth revenues and long-lived assets, which primarily consist of property and equipment, net and operating lease ROU assets, by geographic area for the periods presented below (in thousands):

### *Revenues*

| | Year Ended January 31, | | |
| | 2026 | 2025 | 2024 |
|---|---|---|---|
| United States | $ 468,315 | $ 435,775 | $ 398,034 |
| International | 322,491 | 288,101 | 254,470 |
| Total revenues | $ 790,806 | $ 723,876 | $ 652,504 |

Revenues by geography are based on the shipping address of the customer.

### *Long-Lived Assets*

| | As of January 31, | |
| | 2026 | 2025 |
|---|---|---|
| United States | $ 202,567 | $ 248,698 |
| International | 19,168 | 13,683 |
| Total long-lived assets | $ 221,735 | $ 262,381 |

## Note 15.   Related Party Transactions

During the fiscal year ended January 31, 2020, the Company began leasing certain office facilities from a company affiliated with Board members of the Company. Rent payments made under these leases totaled $1.7 million for the years ended January 31, 2026 and 2025. The Company has entered into various agreements with the same company and had a customer receivable balance due under these agreements of $1.0 million as of January 31, 2026 and no customer receivable balance as of January 31, 2025.

The Company has entered into an advertising agreement with a company affiliated with a Board member of the Company. Advertising expenses under this agreement were not material for the year ended January 31, 2026. Advertising expenses under this agreement totaled $1.7 million for the year ended January 31, 2025.

The Company has an ongoing AI solutions agreement with a company affiliated with a Board member of the Company. Expenses under this agreement totaled $1.1 million for the year ended January 31, 2026 and were not material for the year ended January 31, 2025.

## Note 16.   Restructuring

In the fourth quarter of fiscal 2025, the Company approved a restructuring plan (the "2025 Restructuring Plan") intended to improve operational efficiencies and operating costs and better align the Company's workforce with its business needs, top strategic priorities, and key growth opportunities. The 2025 Restructuring Plan involved a reduction of the Company's workforce by approximately 5% globally.

As of January 31, 2026, the Company has recorded cumulative total restructuring charges of $6.7 million related to the 2025 Restructuring Plan, consisting of $6.0 million of severance and related charges and $0.7 million of stock-based compensation expense. As of January 31, 2025, the Company had $3.7 million restructuring charges reflected within accrued expenses and other current liabilities. During the year ended January 31, 2026, the

Company recorded restructuring charges of $2.2 million related to the 2025 Restructuring Plan and fully settled the restructuring liability.

Separate from the 2025 Restructuring Plan, during the year ended January 31, 2026, the Company recorded $1.4 million of restructuring charges related to an insignificant workforce reduction, consisting of $1.6 million of severance and related charges and $0.2 million of stock-based compensation benefit. The Company fully settled the restructuring liability during the year ended January 31, 2026.

Restructuring costs consist of the following activity for the periods presented (in thousands):

| | Year Ended January 31, | |
| | 2026 | 2025 |
| --- | --- | --- |
| Severance and related charges | $ 3,904 | $ 3,687 |
| Stock-based compensation expense (benefit) | (337) | 787 |
| Total | $ 3,567 | $ 4,474 |

The restructuring costs are recognized in the consolidated statement of operations for the periods presented (in thousands):

| | Year Ended January 31, | |
| | 2026 | 2025 |
| --- | --- | --- |
| Research and development | $ 1,130 | $ 2,492 |
| Sales and marketing | 1,162 | 1,241 |
| General and administrative | 1,275 | 741 |
| Total | $ 3,567 | $ 4,474 |

All prior restructuring plans were substantially completed prior to the year ended January 31, 2024.

## Note 17.   Subsequent Events

On February 27, 2026, the Company's Board of Directors approved an increase to the Repurchase Program, authorizing the repurchase of up to an additional $160.0 million of the Company's Class A common stock pursuant to the Repurchase Program. As of January 31, 2026, approximately $39.4 million remained available for future stock repurchases under the Repurchase Program, and, after the increase, the Company now has a total of $199.4 million available for future repurchases under the Repurchase Program.

Stock repurchases under the Repurchase Program may be made from time to time, including without limitation, open market purchases or through privately negotiated transactions and/or structured repurchase agreements with third parties, block purchases or derivative contracts, and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable securities laws and other legal requirements, and other relevant factors. The Repurchase Program does not obligate the Company to acquire any particular amount of Class A common stock, and may be suspended, modified, or terminated at any time, without prior notice. The number of shares to be repurchased will depend on market conditions and other factors. Repurchases under the Repurchase Program are expected to be funded from existing cash and cash equivalents. The Repurchase Program, as amended, has no specified expiration date and will continue until the funds committed to the Repurchase Program are exhausted or such authorization is revoked by the Board.

On February 26, 2026, the Company entered into the Fifth Amendment to the November 2022 Senior Secured Credit Facility with SVB. The amendment provides for, among other things, certain waivers and consents to allow for the Repurchase Program.

On February 26, 2026, Sonalee Parekh tendered to the Board of Directors her resignation as Chief Financial Officer of the Company, effective as of March 23, 2026 (the "Separation Date"). Ms. Parekh is expected to remain in her role as Chief Financial Officer through the Separation Date. The Board has appointed Aziz Megji, the

Company's current Head of Financial Planning & Analysis as Chief Financial Officer of the Company, effective as of March 24, 2026.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of January 31, 2026. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2026, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Based on that assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2026 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The effectiveness of our internal control over financial reporting as of January 31, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered accounting firm, as stated in their report which appears in *Part II—Item 8. Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

**Changes in Internal Control Over Financial Reporting**

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the quarter ended January 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Inherent Limitations on Effectiveness of Controls**

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

**Item 9B. Other Information**

On December 19, 2025, Justin Rosenstein, a member of our board of directors, adopted a Rule 10b5-1 trading arrangement that is intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale of up to an aggregate of 3,000,000 shares of the Company's Class A common stock. The trading plan terminates on April 30, 2027, or upon the earlier completion of all authorized transactions under the plan.

**Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections**

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance**

**Executive Officers and Directors**

We maintain a code of business conduct and ethics that incorporates our code of ethics applicable to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our Investor Relations website at investors.asana.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of business conduct and ethics by posting such information on the website address and location specified above.

**Insider Trading Policy**

We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. In addition, we maintain procedures that govern the purchase, sale and other dispositions of our securities by Asana that are reasonably designed to promote compliance with insider trading laws, rules, and regulations and any applicable listing standards.

The remaining information required by this item is incorporated by reference to the information as set forth under the captions "Board of Directors and Corporate Governance" and "Executive Officers" in the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026.

**Item 11. Executive Compensation**

The information required by this item is incorporated by reference to the information as set forth under the captions "Executive Compensation" and "Non-Employee Director Compensation" in the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026.

**Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters**

The information required by this item is incorporated by reference to the information as set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated by reference to the information as set forth under the captions "Certain Relationships and Related Person Transactions" and "Board of Directors and Corporate Governance" in the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026.

**Item 14. Principal Accountant Fees and Services**

The information required by this item is incorporated by reference to the information as set forth under the caption "Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules.**

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements:

Our Consolidated Financial Statements are listed in the *Index to Consolidated Financial Statements* under *Part II—Item 8. Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes herein.

(3) Exhibits

The documents listed in the following Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

| Exhibit Number | Exhibit Title | Incorporated by Reference | | | |
| --- | --- | --- | --- | --- | --- |
| | | Form | File Number | Exhibit | Filing Date |
| 3.1 | Restated Certificate of Incorporation of the Registrant | 8-K | 001-39495 | 3.1 | September 21, 2020 |
| 3.2 | Amended and Restated Bylaws of the Registrant | 8-K | 001-39495 | 3.1 | December 12, 2023 |
| 4.1 | Amended and Restated Investors' Rights Agreement, dated as of November 15, 2018 by and among the Registrant and certain investors of the Registrant | S-1 | 333-248303 | 4.2 | August 24, 2020 |
| 4.2 | Omnibus Amendment to Financing Agreements | S-1/A | 333-248303 | 4.3 | September 9, 2020 |
| 4.3 | Description of Securities | 10-K | 001-39495 | 4.3 | March 24, 2022 |
| 10.1 | Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers | S-1 | 333-248303 | 10.1 | August 24, 2020 |
| 10.2# | 2009 Stock Plan, as amended, and forms of agreement thereunder | S-1 | 333-248303 | 10.2 | August 24, 2020 |
| 10.3# | Amended and Restated 2012 Stock Plan, and forms of agreement thereunder | S-1 | 333-248303 | 10.3 | August 24, 2020 |
| 10.4# | 2020 Equity Incentive Plan, and forms of agreement thereunder | S-1 | 333-248303 | 10.4 | August 24, 2020 |
| 10.5# | 2020 Equity Incentive Plan - Form of RSU Grant Notice and Award Agreement (No Holding Period) (Hybrid) | 10-K | 001-39495 | 10.5 | March 30, 2021 |
| 10.6# | 2020 Equity Incentive Plan - Form of RSU Grant Notice and Award Agreement (One- or Two-Year Holding Period) (Hybrid) | 10-K | 001-39495 | 10.6 | March 30, 2021 |
| 10.7# | 2020 Equity Incentive Plan - Form of RSU Grant Notice and Award Agreement (No Holding Period) (Hybrid) | 10-Q | 001-39495 | 10.1 | December 1, 2022 |
| 10.8# | 2020 Equity Incentive Plan - Form of RSU Grant Notice and Award Agreement (One- or Two-Year Holding Period) (Hybrid) | 10-Q | 001-39495 | 10.2 | December 1, 2022 |
| 10.9# | 2020 Equity Incentive Plan - Form of RSU Grant Notice and Award Agreement (New Hire - No Proration) | 10-K | 001-39495 | 10.9 | March 18, 2025 |
| 10.10# | 2020 Equity Incentive Plan - Form of RSU Grant Notice and Award Agreement (New Hire - Proration) | 10-K | 001-39495 | 10.10 | March 18, 2025 |
| 10.11# | 2020 Equity Incentive Plan - Form of PSU Grant Notice and Award Agreement | 10-Q | 001-39495 | 10.2 | September 3, 2025 |
| 10.12# | 2020 Employee Stock Purchase Plan | S-1 | 333-248303 | 10.5 | August 24, 2020 |
| 10.13# | Amended and Restated Non-Employee Director Compensation Policy | 10-Q | 001-39495 | 10.2 | June 1, 2023 |

| | | | | | |
|---|---|---|---|---|---|
| 10.14# | Directors Deferred Compensation Plan | 10-K | 001-39495 | 10.9 | March 30, 2021 |
| 10.15# | Asana France SAS Equity Sub-Plan and Form of RSU Grant Notice and Award Agreement | 10-K | 001-39495 | 10.10 | March 30, 2021 |
| 10.16# | Amended Executive Severance and Change in Control Benefit Plan | 8-K | 001-39495 | 10.2 | March 13, 2026 |
| 10.17# | Incentive Bonus Plan | 8-K | 001-39495 | 10.1 | March 13, 2026 |
| 10.18# | Offer Letter between Dustin Moskovitz and the Registrant, dated August 20, 2020 | S-1 | 333-248303 | 10.8 | August 24, 2020 |
| 10.19# | Offer Letter between Eleanor Lacey and the Registrant, dated August 21, 2020 | S-1 | 333-248303 | 10.9 | August 24, 2020 |
| 10.20# | Transition Services Agreement between Eleanor Lacey and the Registrant, dated December 1, 2025 | 8-K | 001-39495 | 10.2 | December 2, 2025 |
| 10.21# | Offer Letter between Anne Raimondi and the Registrant, dated August 27, 2021 | 8-K | 001-39495 | 10.1 | September 1, 2021 |
| 10.22# | Transition Services Agreement between Anne Raimondi and the Registrant, dated December 1, 2025 | 8-K | 001-39495 | 10.1 | December 2, 2025 |
| 10.23# | Offer Letter between Sonalee Parekh and the Registrant, dated August 24, 2024 | 8-K | 001-39495 | 10.1 | September 4, 2024 |
| 10.24# | Offer Letter between Daniel Rogers and the Registrant, dated June 23, 2025 | 8-K | 001-39495 | 10.1 | June 25, 2025 |
| 10.25# | Offer Letter between Katie Colendich and the Registrant, dated December 1, 2025 | 8-K | 001-39495 | 10.3 | December 2, 2025 |
| 10.26# | Offer Letter between Aziz Megji and the Registrant, dated February 27, 2026. | 8-K/A | 001-39495 | 10.1 | March 2, 2026 |
| 10.27 | Lease between Swig 631 Folsom, LLC, SIC Holdings, LLC and the Registrant, dated as of February 22, 2019 | S-1 | 333-248303 | 10.12 | August 24, 2020 |
| 10.28 | Commencement Date Memoranda to Lease between Swig 631 Folsom, LLC, SIC Holdings, LLC and the Registrant, dated as of May 17, 2021 | 10-Q | 001-39495 | 10.1 | September 3, 2021 |
| 10.29 | Voting Agreement dated as of August 13, 2021, by and between Good Ventures Foundation and Dustin Moskovitz | 10-Q | 001-39495 | 10.2 | September 3, 2021 |
| 10.30 | Share Purchase Agreement, dated September 6, 2022, by and among Asana, Inc. and the purchaser named therein | 8-K | 001-39495 | 10.1 | September 7, 2022 |
| 10.31 | Credit Agreement, dated as of November 7, 2022, by and among the Company, Silicon Valley Bank, as issuing lender, the swingline lender, administrative agent and collateral agent, and each of the lenders identified on the signature pages thereto | 8-K | 001-39495 | 10.1 | November 10, 2022 |
| 10.32 | First Amendment to Credit Agreement, dated April 13, 2023, by and among the Company and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as issuing lender, the swingline Lender, administrative agent and collateral agent | 10-Q | 001-39495 | 10.1 | June 1, 2023 |
| 10.33 | Second Amendment to Credit Agreement, dated June 18, 2024, by and among the Company and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as issuing lender, the swingline lender, administrative agent and collateral agent. | 10-Q | 001-39495 | 10.1 | September 3, 2024 |
| 10.34 | Third Amendment to Credit Agreement, dated November 18, 2024, by and among the Registrant and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as the issuing lender, the swingline lender, administrative agent and collateral agent. | 10-Q | 001-39495 | 10.1 | December 5, 2024 |
| 10.35 | Fourth Amendment to Credit Agreement, dated May 29, 2025, by and among the Registrant and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as the issuing lender, the swingline lender, administrative agent and collateral agent. | 10-Q | 001-39495 | 10.1 | June 3, 2025 |
| 10.36 | Fifth Amendment to Credit Agreement, dated February 26, 2026, by and among the Registrant and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as the issuing lender, the swingline lender, administrative agent and collateral agent. | 8-K | 001-39495 | 10.1 | March 2, 2026 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 19.1 | Insider Trading Policy | 10-K | 001-39495 | 19.1 | March 18, 2025 |
| 21.1 | List of subsidiaries | 10-K | 001-39495 | 21.1 | March 14, 2024 |
| 23.1* | Consent of Independent Registered Public Accounting Firm | | | | |
| 24.1* | Power of Attorney (included in the signature pages attached to this Annual Report on Form 10-K) | | | | |
| 31.1* | Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | | |
| 31.2* | Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | | |
| 32.1† | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | |
| 97.1# | Clawback Policy | 10-K | 001-39495 | 97.1 | March 14, 2024 |
| 101.INS | XBRL Instance Document | | | | |
| 101.SCH | XBRL Taxonomy Extension Schema Document | | | | |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document | | | | |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document | | | | |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document | | | | |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document | | | | |
| 104 | The cover page from the Registrant's Annual Report on Form 10-K for the year ended January 31, 2026, has been formatted in Inline XBRL | | | | |

\*      Filed herewith.

\#      Indicates a management contract or compensatory plan or arrangement

†      The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K.

**Item 16. Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ASANA, INC.**

March 13, 2026          By: /s/ Daniel Rogers
Daniel Rogers
Chief Executive Officer
(Principal Executive Officer)

March 13, 2026          By: /s/ Sonalee Parekh
Sonalee Parekh
Chief Financial Officer
(Principal Financial Officer)

# POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel Rogers, Sonalee Parekh, and Katie Colendich and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated:

| Name | Title | Date |
|---|---|---|
| /s/ Daniel Rogers<br>Daniel Rogers | Chief Executive Officer<br>*(Principal Executive Officer)* | March 13, 2026 |
| /s/ Sonalee Parekh<br>Sonalee Parekh | Chief Financial Officer<br>*(Principal Financial Officer)* | March 13, 2026 |
| /s/ Veronica Sosa<br>Veronica Sosa | Chief Accounting Officer<br>*(Principal Accounting Officer)* | March 13, 2026 |
| /s/ Krista Anderson-Copperman<br>Krista Anderson-Copperman | Director | March 13, 2026 |
| /s/ Marc Boroditsky<br>Marc Boroditsky | Director | March 13, 2026 |
| /s/ Sydney Carey<br>Sydney Carey | Director | March 13, 2026 |
| /s/ Matthew Cohler<br>Matthew Cohler | Director | March 13, 2026 |
| /s/ Adam D'Angelo<br>Adam D'Angelo | Director | March 13, 2026 |
| /s/ Andrew Lindsay<br>Andrew Lindsay | Director | March 13, 2026 |
| /s/ Lorrie Norrington<br>Lorrie Norrington | Director | March 13, 2026 |
| /s/ Dustin Moskovitz<br>Dustin Moskovitz | Director | March 13, 2026 |
| /s/ Justin Rosenstein<br>Justin Rosenstein | Director | March 13, 2026 |

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